Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
November 22, 2006

Office of International Corporate Finance
Division of Corporation Fina
Securities and Exchange Co
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06018804

SUPPL

SEC MAIL PROCESSING SECTION RECEIVED NOV 27 2006 WASH. D.C. 151

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since October 1, 2006 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b) (4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
DEC 01 2006
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE October 1, 2006

A. ENGLISH LANGUAGE DOCUMENTS

(1) Business Results released on October 23, 2006
(Attached hereto as Exhibit A-1 and the original document in Japanese is Exhibit B-1)

(2) Semi-Annual Financial Review dated October 23, 2006
(Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

(3) Highlights for the 1st Half of FY2006 dated October 23, 2006
(Attached hereto as Exhibit A-3 and the original document in Japanese is Exhibit B-3)

(4) Press release dated October 25, 2006
(Attached hereto as Exhibit A-4 and the original document in Japanese is Exhibit B-4)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Corporate Governance Report dated October 31, 2006
(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-5)

ANNEX B

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Corporate Governance Report

Listed companies of Tokyo Stock Exchange (TSE) are requested to file Corporate Governance Report to TSE. This report explains the following points of Corporate Governance of the listed companies of TSE.

1. Basic Position on Corporate Governance
2. Status of Corporate Governance System
3. Status of Measures Concerning Respect for the Standpoint of Stakeholders
4. Basic Policy Regarding the Internal Control System
5. Information Concerning Hostile Takeover Defenses

The report filed since October 1, 2006 include the following information:

i. October 31, 2006– Amendment of report is filed due to revision of the following information.
   a. Major Shareholders (Top 10)
   b. Stock Option holders
   c. IR Department

Exhibit A-1

Kao Corporation

News Release **October 23, 2006**

Kao Corporation Reports Business Results

Tokyo, October 23, 2006 - Kao Corporation today announced its consolidated and non-consolidated business results for the six months ended September 30, 2006. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2005, ended March 31, 2006
	2006	2005	Change	2006	
	Yen		%	U.S. dollars	Yen
Net sales	¥602,538	¥483,098	24.7	$5,110.6	¥971,230
Operating income	58,426	63,070	(7.4)	495.6	120,134
Ordinary income	58,480	63,638	(8.1)	496.0	121,956
Net income	29,571	38,486	(23.2)	250.8	71,140
Total assets	1,227,062	726,341	68.9	10,407.7	1,220,564
Total shareholders' equity	533,187	479,285	11.2	4,522.4	509,676
Shareholders' equity/total assets	42.8%	66.0%	-	42.8%	41.8%
Shareholders' equity per share (Yen/US$)	962.65	880.98	9.3	8.16	935.11
Net income per share (Yen/US$)	54.26	70.75	(23.3)	0.46	130.58
Net income per share, fully diluted (Yen/US$)	54.22	70.56	(23.2)	0.46	130.28
Net cash provided by operating activities	85,729	64,695	-	727.1	117,292
Net cash used in investing activities	(30,079)	(45,146)	-	(255.1)	(479,535)
Net cash used in financing activities	(46,848)	(15,413)	-	(397.4)	356,721
Cash and cash equivalents, end of term	74,987	75,511	-	636.0	67,527

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 544,973,118 shares for fiscal 2006 1st half, 543,968,592 shares for fiscal 2005 1st half and 544,126,518 shares for fiscal 2005.*
2. *Number of shares outstanding at the end of the periods: 544,959,170 shares for September 2006, 544,034,665 shares for September 2005 and 544,945,975 for March 2006.*
3. *Changes in scope of consolidation: Consolidated subsidiaries (1 addition)*
4. *U.S. dollar amounts represent translations using the approximate exchange rate on September 29, 2006, of 117.90 yen=US$1, and are included solely for the convenience of readers.*
5. *Yen amounts are rounded down to the nearest million.*

Forecast of Consolidated Results for the Fiscal Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2007	
	Yen	U.S. dollars
Net sales	¥1,220,000	$10,347.8
Operating income	117,000	992.4
Ordinary income	115,000	975.4
Net income	68,000	576.8
Net income per share (Yen/US$)	124.78	1.06

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Consolidated Segment Information by Business (Unaudited)

Billions of Yen

Six months ended September 30	SALES 2006	SALES 2005	% change	% change Like-for-like	OPERATING INCOME 2006	OPERATING INCOME 2005	Incr./(Dcr.)
Consumer Products	373.0	353.1	5.6	3.8	47.2	47.3	(0.0)
Prestige Cosmetics	135.1	39.3	243.7	243.1	(0.6)	3.8	(4.5)
Chemical Products	108.9	103.8	4.9	1.4	11.7	11.7	0.0
Corporate/Eliminations	(14.5)	(13.1)	-	-	0.0	0.1	(0.0)
Consolidated	602.5	483.0	24.7	22.6	58.4	63.0	(4.6)

Millions of U.S. Dollars

Six months ended September 30	SALES 2006	SALES 2005	% change	% change Like-for-like	OPERATING INCOME 2006	OPERATING INCOME 2005	Incr./(Dcr.)
Consumer Products	3,163.8	2,994.9	5.6	3.8	401.0	401.4	(0.4)
Prestige Cosmetics	1,146.0	333.4	243.7	243.1	(5.8)	32.9	(38.6)
Chemical Products	924.1	880.8	4.9	1.4	99.6	99.3	0.3
Corporate/Eliminations	(123.3)	(111.6)	-	-	0.8	1.3	(0.6)
Consolidated	5,110.6	4,097.5	24.7	22.6	495.6	534.9	(39.4)

Consolidated Segment Information by Geography (Unaudited)

Billions of Yen

Six months ended September 30	SALES 2006	SALES 2005	% change	% change Like-for-like	OPERATING INCOME 2006	OPERATING INCOME 2005	Incr./(Dcr.)
Japan	454.5	358.6	26.7	26.7	51.6	54.9	(3.2)
Asia/Oceania	59.7	52.7	13.4	3.7	1.0	3.6	(2.5)
North America	53.8	46.1	16.9	8.0	3.4	2.7	0.6
Europe	63.3	49.6	27.6	22.5	1.9	2.5	(0.5)
Corporate/Eliminations	(29.0)	(24.0)	-	-	0.3	(0.7)	1.0
Consolidated	602.5	483.0	24.7	22.6	58.4	63.0	(4.6)

Millions of U.S. Dollars

Six months ended September 30	SALES 2006	SALES 2005	% change	% change Like-for-like	OPERATING INCOME 2006	OPERATING INCOME 2005	Incr./(Dcr.)
Japan	3,855.6	3,042.4	26.7	26.7	438.0	465.8	(27.8)
Asia/Oceania	507.0	447.1	13.4	3.7	9.0	30.6	(21.5)
North America	457.0	391.0	16.9	8.0	29.1	23.2	5.9
Europe	537.1	421.1	27.6	22.5	16.6	21.5	(4.9)
Corporate/Eliminations	(246.1)	(204.0)	-	-	2.9	(6.0)	9.0
Consolidated	5,110.6	4,097.5	24.7	22.6	495.6	534.9	(39.4)

Notes:

1. *U.S. dollar amounts represent translations using the approximate exchange rate on September 29, 2006, of 117.90 yen=US$1, and are included solely for the convenience of readers.*
2. *Like-for-like growth rates exclude the currency translation effect related to translation of local currencies into Japanese yen.*

Non-consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

	Six months ended September 30				Fiscal 2005, ended March 31, 2006
	2006	2005	Change	2006	
	Yen		%	U.S. dollars	Yen
Net sales	**¥356,676**	¥349,450	2.1	**$3,025.2**	¥688,589
Operating income	**40,211**	48,740	(17.5)	**341.1**	90,551
Ordinary income	**44,985**	53,875	(16.5)	**381.6**	100,134
Net income	**20,515**	35,414	(42.1)	**174.0**	64,133
Total assets	**1,035,436**	623,146	66.2	**8,782.3**	1,024,155
Total shareholders' equity	**480,809**	457,594	5.1	**4,078.1**	474,444
Shareholders' equity/total assets	**46.4%**	73.4%	-	-	46.3%
Shareholders' equity per share (Yen/US$)	**880.81**	840.23	4.8	**7.47**	869.58
Net income per share (Yen/US$)	**37.61**	65.04	(42.2)	**0.32**	117.61
Cash dividends per share (Yen/US$)	**26.00**	25.00	4.0	**0.22**	50.00

Notes:

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods: 545,545,990 shares for fiscal 2006 1st half, 544,541,009 shares for fiscal 2005 1st half and 544,699,390 shares for fiscal 2005.*
2. *Number of shares outstanding at the end of the periods: 545,532,042 shares for September 2006, 544,607,082 shares for September 2005 and 545,518,847 for March 2006*
3. *U.S. dollar amounts represent translations using the approximate exchange rate on September 29, 2006, of 117.90 yen=US$1, and are included solely for the convenience of readers.*
4. *Yen amounts are rounded down to the nearest million.*

Forecast of Non-consolidated Results for the Fiscal Year Ending March 31, 2007

(Millions of yen, millions of U.S. dollars, except per share data)

	Year ending March 31, 2007	
	Yen	U.S. dollars
Net sales	¥700,000	$5,937.2
Operating income	76,000	644.6
Ordinary income	83,000	704.0
Net income	56,000	475.0
Net income per share (yen/US$)	102.65	0.87
Cash dividends per share (yen/US$)	52.00	0.44

Note: Net income per share is computed based on the estimated weighted average number of shares outstanding during the fiscal year.

Forward-Looking Statements

This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:

Katsuya Fujii
Vice President
Investor Relations
Tel: +81-3-3660-7101 / Fax: +81-3-3660-8978
E-mail: ir@kao.co.jp

Management Policies

1. Basic Management Policies of the Company

Kao's mission is to strive for the wholehearted satisfaction and enrichment of the lives of people globally through the Company's core domains of cleanliness, beauty, health and chemicals. Fully committed to this mission, all members of the Kao Group work together with passion to provide products and brands of excellent value created from the perspective of consumers and customers and to share joy with them.

Kao aims to be a global group of companies that is closest to consumers and customers in each of its markets. In addition to earning the trust and support of its shareholders and all other stakeholders, Kao seeks to contribute to the continual development of society by consistently augmenting its corporate value based on profitable growth.

The corporate philosophy that forms the basis of these activities is "The Kao Way," which clearly expresses Kao's unique corporate culture and the essence of its corporate spirit, and is shared and practiced by all Kao Group employees. Furthermore, from the standpoint of corporate social responsibility (CSR), Kao strives to act in good faith based on high ethical standards, and will contribute to the sustainable development of society by conducting its activities with consideration for environmental impact and conservation of resources.

2. The Company's Basic Policies Regarding Distribution of Profits

In order to achieve profitable growth, Kao sets policies regarding allocation of profits to internal capital resources for growth and as dividends from a medium-to-long-term management perspective. Considering it important to provide shareholders with stable, continuous dividends, the Company currently has a target payout ratio of approximately 40% of consolidated net income. In order to increase earnings per share and dividends over the long term, the Company will consider flexibly implementing share repurchases as a measure for shareholder returns from a long-term perspective, taking into account the capital demands of activities such as capital investment for growth and acquisition initiatives, as well as increasing capital efficiency. In accordance with these policies, the Company plans to increase the dividend for the interim period ended September 30, 2006 by 1.00 yen compared with the same period in the previous year to 26.00 yen per share, in accordance with its initial forecast. For the fiscal year, the Company plans to increase total dividends by 2.00 yen per share compared with the previous fiscal year, for a total of 52.00 yen per share.

3. Policy Concerning Number of Shares Constituting One Unit Share

Kao believes that sufficient liquidity of shares and the participation of a large number of investors in the market are necessary for appropriate stock prices to be set in the stock market. While the Company believes that reducing the number of shares constituting one unit share can contribute to these factors, the Company recognizes that its stock has a comparatively high liquidity ranking on the Tokyo Stock Exchange during the current fiscal year. As of September 30, 2006, Kao had approximately 44,000 shareholders, of which a large number – approximately 42,000 – are individual shareholders. Kao will continue to consider reducing the number of shares constituting one unit share from a variety of perspectives, including market trends and requirements, trends among individual shareholders, the implementation of a system for issuing stock without certificates and the best interests of shareholders.

4. Management Metric Used as a Target

EVA* (Economic Value Added), which is used to measure true profit by factoring in the cost of invested capital, is Kao's principal management metric. Continuous growth in EVA is linked to increased corporate value, which means long-term profits not only for shareholders, but for all Kao stakeholders as well. While working to expand its business scale, Kao views EVA growth as a primary focus of operating activity. Kao also uses this metric to determine the direction of long-term management strategies, for assessing specific businesses, for evaluating acquisitions and capital investment, and in developing performance targets for each fiscal year.

**EVA is a registered trademark of Stern Stewart & Co.*

5. Medium- and Long-Term Management Strategies

With Consumer Products, Prestige Cosmetics and Chemical Products positioned as its core business areas, Kao will emphasize research and development to make high-quality, innovative products geared to consumers and customers, a concept referred to at Kao as "*Yoki-Monozukuri**," and to share joy with them. Based on this policy, Kao will conduct activities oriented toward the following three key business objectives in order to **achieve profitable growth by increasing the added value of its products.**

** Kao defines "Yoki-Monozukuri" as a strong commitment by all members to provide products and brands of excellent value for consumer satisfaction. This core concept distinguishes us from all our competitors. In Japanese, "Yoki" literally means good/excellent, and "Monozukuri" means development/manufacturing of products.*

(1) Accelerate Growth in the Business Areas of Beauty Care and Human Health Care*
Kao will position Beauty Care and Human Health Care, which are business areas with high growth potential and in which the Kao Group can take advantage of its strengths, as growth drivers and concentrate investment of management resources in these areas. Particularly, in addition to its existing Beauty Care business, Kao will develop and strengthen its Beauty Care business globally with Molton Brown Limited and Kanebo Cosmetics Inc., which became members of the Kao Group during the fiscal year ended March 31, 2006.

**The scope of "Human Health Care" does not include pharmaceuticals.*

(2) Further Strengthen and Develop Fabric and Home Care, a Core Business
In the Fabric and Home Care business, Kao will work to develop products that promote greater cleanliness, comfort and enjoyment. The Company will also seek to develop products that build new markets and match the increasing emphasis of consumers on sanitation, peace of mind and the environment.

(3) Further Enhance the Chemical Products Business Globally and Locally with Distinctive Products That Meet Customer Needs
The Chemical Products business will work to expand and strengthen its operations while simultaneously conducting global business closely linked to each company in the three regions of Asia including Japan, Europe and North America and optimizing regional operations under local leadership tailored to conditions in each country and region.

Moreover, in order to achieve these three business objectives, Kao will focus on the following Work Process Innovations.

(1) Build a System to Create High-Value-Added Products

With the diversifying values and changing needs of consumers, Kao will develop new marketing and product development methods to create products that offer new value. By introducing these innovative methods into the work processes of business divisions, we will conduct speedy business development.

(2) Establish a Global Management System

As market competition intensifies globally, we will establish an innovative management system that clearly defines the roles of operations in Japan and in other countries. This will enable overall optimization of the Kao Group, effective deployment of management resources, and faster decision-making by management.

6. Issues for Management

As the severity of the business environment increases, with rising raw material prices in addition to maturing markets and changes among consumers, distribution and competitors, Kao's profit structure is changing significantly, and achieving profitable growth is becoming more difficult every year.

In these circumstances, in order to achieve profitable growth by increasing the added value of its products, Kao will develop products with higher added value and quickly build new businesses through further enhancement of research, technologies and development, such as reinforcement of basic technologies and completion of the Kao (China) Research and Development Center, and through measures to respond to changes in the environment in which Kao conducts marketing activities, including the activities of the Marketing Development Center and the Products and Lifestyle Research Center. In particular, in order to accelerate the growth of the overseas Consumer Products business, Kao will work to reorganize operations in Asian countries with rapidly growing markets by mobilizing the total capabilities of the Kao Group and gaining thorough knowledge of local consumers and markets, based on the principles of "Consumer-driven" and "*Genba*-ism*." In the Prestige Cosmetics business, Kao will raise brand value with product creation that takes full advantage of the technologies it shares with Kanebo Cosmetics, its strengthened ability to make proposals regarding store sales using its collective power, and its overseas strategies focused on key regions. With regard to enhancing the global development of the Chemical Products business, Kao will work to achieve an accurate grasp of globalizing customer needs while anticipating future changes as it focuses on making the Chemical Products business stronger and more distinctive.

** "Genba-ism" defines the importance of observing things "on-site," in the actual location and environment, both internally and externally, in order to maximize our understanding of the business and optimize our performance.*

7. Parent Company Issues

Not applicable.

Consolidated Business Results and Financial Condition

I. Interim Period Business Results

1. Summary of Business Results

(1) Summary of Overall Interim Period Business Results

In the interim period ended September 30, 2006, the Japanese economy recovered, with private-sector demand supporting improvement in corporate earnings and growth in capital investment. However, the previous moderate growth trend in consumer spending weakened due to the weather and other factors, and domestic consumer prices were flat. The global economy also recovered steadily, led by the United States and Asia, but the impact of trends in crude oil prices on the domestic and global economies is becoming substantial. In this environment, the Kao Group promoted adding value to products in order to stimulate the market.

Net sales rose 119.4 billion yen to 602.5 billion yen, a 24.7% increase over the same period of the previous fiscal year, due to the addition of Molton Brown Limited and Kanebo Cosmetics Inc. to the Kao Group and the growth of existing businesses. Excluding the positive effect of 10.0 billion yen on overseas sales from exchange rate fluctuation due to the weaker yen, net sales increased 22.6%.

Sales in Japan rose by 26.7%. In the Consumer Products business, in addition to changes in consumers, retailing and companies, the market continued to be intensely competitive, but sales expanded with the launch of new high-value-added products and aggressive marketing. The Prestige Cosmetics business, including Kanebo Cosmetics Inc., performed basically as forecast. In the Chemical Products business, sales grew due to expanding sales of core products.

Overseas sales increased 19.2%, with steady recovery in the Consumer Products business in Asia, where Kao is working to integrate operations with Japan, and brisk growth in the Consumer Products business in North America and Europe and the Chemical Products business.

Cost of sales increased to 244.9 billion yen from 210.7 billion yen in the same period of the previous fiscal year. Although Kao promoted further cost reduction activities, cost of sales increased in tandem with the growth in sales volume, as well as due to higher prices for raw materials centered on petrochemicals, and the increase in imported raw materials in Japan as a result of the weaker yen. As a result, gross profit was 357.5 billion yen, an increase of 31.3%, or 85.1 billion yen, from the same period of the previous fiscal year.

Selling, general and administrative (SG&A) expenses increased 42.9%, or 89.8 billion yen, from the same period of the previous fiscal year to 299.1 billion yen. Besides the addition of the expenses of Molton Brown Limited and Kanebo Cosmetics Inc., other factors included freight and warehouse costs associated with higher sales volume, expenses for new product launches and sales promotion activities in stores.

As a result of the above factors, operating income decreased 7.4%, or 4.6 billion yen, from the same period of the previous fiscal year to 58.4 billion yen. Before deducting 13.0 billion yen in expenses for amortization of goodwill and intellectual property rights related to Kanebo Cosmetics Inc., operating income was 71.4 billion yen, an increase of 8.3 billion yen from the same period of the previous year.

Non-operating income and non-operating were basically the same amount. In the same period of the previous fiscal year, net non-operating income totaled 0.5 billion yen. This was principally due to higher interest expense in connection with an increase in borrowings, bonds and other interest-bearing debt.

As a result, ordinary income decreased 5.1 billion yen from the same period of the previous fiscal year to 58.4 billion yen.

Extraordinary gain and loss totaled a net loss of 1.2 billion yen, essentially unchanged from the same period of the previous fiscal year. Consequently, income before income taxes and minority interests decreased 5.2 billion yen from the same period of the previous fiscal year to 57.2 billion yen.

As a result of factors including an increase in amortization of intellectual property and other rights, Kao forecasts that taxable income for the current fiscal year will decrease from the previous fiscal year, and will not be sufficiently in excess of future deductibles resulting from temporary differences at the end of the current fiscal year. Consequently, based on the application of tax-effect accounting rules, in the interim period Kao has recorded a deferred tax asset valuation allowance for future deductibles resulting from temporary differences, including valuation loss on land not yet scheduled for sale, which was recorded in previous years, for which scheduling (specification or estimate of timing for tax deductions in the allowable period) is not possible, and recorded tax expenses as deferred income taxes. As a result, the effective tax rate after application of tax effect accounting increased from 37.4% in the same period of the previous fiscal year to 47.6%, and net income was 29.5 billion yen, a decrease of 8.9 billion yen from the same period of the previous fiscal year. Net income per share was 54.26 yen, a 16.49 yen decrease from 70.75 yen in the same period of the previous fiscal year.

Although the Company recorded a deferred tax asset valuation allowance and incurred tax expenses, it achieved its initial forecasts for operating income and ordinary income, and therefore will pay its planned interim cash dividend of 26 yen per share, an increase of 1 yen per share.

EVA decreased from the same period of the previous fiscal year, but the primary reason was the increase in the capital cost of investing in Molton Brown Limited and Kanebo Cosmetics Inc., which the Company acquired as long-term growth drivers.

The translation rates used to calculate income and expenses for consolidated subsidiaries and other companies outside Japan for the interim period were one U.S. dollar to 115.57 yen and one euro to 142.74 yen.

(2) Summary of Results by Business Segment

Net sales in the Consumer Products business increased steadily in Japan, Asia, North America and Europe. In the Prestige Cosmetics business, the contributions of Molton Brown, which is a prestige brand in the United Kingdom, and Kanebo Cosmetics resulted in significantly higher sales. In the Chemical Products business, competition has generally intensified, but sales expanded steadily as core business fields in North America and Europe have become growth engines.

Despite the effects of increased sales and cost reductions, operating income for the Consumer Products business was flat because of a continued global rise in raw material costs. In the Prestige Cosmetics business, operating income decreased due to factors including an increase in amortization expenses for goodwill and trademarks and other intellectual property rights related to Kanebo Cosmetics Inc.

Excluding the effect of the amortization expenses, operating income increased. The Chemical Products business was impacted by the rise in raw material prices, despite efforts to expand sales and growth in sales of core products.

Consumer Products Business

Net sales of consumer products were 373.0 billion yen, a 5.6% increase over the same period of the previous fiscal year. Excluding the effect of currency fluctuation, sales increased 3.8%. Sales in Japan increased 3.1% over the same period of the previous fiscal year. Overseas sales also increased strongly in each region. Affected by higher raw material process worldwide, operating income was 47.2 billion yen, basically unchanged from the same period of the previous fiscal year.

- Japan

Although consumer purchase prices of major products stabilized near the level of the same period of the previous fiscal year, the market has not bottomed out. By sales channel, sales at drugstores continued to expand. In these circumstances, the Kao Group worked to further strengthen core brands and to launch and nurture new products toward its objective of profitable growth with high-value-added products. It also worked to stimulate the market by aggressively carrying out integrated marketing and sales activities for each chain and area. Despite the effects of increased sales and Kao's efforts to reduce costs and make more effective expenditures, operating income was substantially affected by rising raw material prices.

Sales Composition of Consumer Products

Six months ended September 30	Billions of yen 2006	2005	% change
Personal Care	98.4	95.8	2.7
Fabric and Home Care	122.3	120.6	1.4
Feminine Care, Baby Care and Others	62.1	57.8	7.5
Total	283.0	274.4	3.1

In the market for personal care products, Kao continued to compete on the basis of higher added value, and consumer purchase prices trended upward from the same period of the previous fiscal year in some categories, including the shampoo/conditioner and hair styling product categories.

In the skin care category, Kao increased sales of *Bioré U* body cleanser by promoting the product's new fragrances and cleansing quality, in order to meet the needs of consumers with changing values and lifestyles. In the shampoo and conditioner category, Kao launched *Asience Rich and Condensed Hair Mask* and conducted a complete renewal of *Essential*, achieving strong sales, but overall category sales decreased slightly due to intense competition. In the oral care category, Kao launched *Medicated Pyuora* toothpaste and dental rinse, which base their appeal of "freshening up a pasty mouth" under the concept of total oral cleaning.

As a result, sales of personal care products increased 2.7% compared with the same period of the previous fiscal year.

Principal new products:
Essential Damage Care Nuance Airy shampoo/conditioner
Liese Supply Yogurt Wax hair styling agent
Medicated Pyuora toothpaste/dental rinse

In fabric and home care products, intense price competition in the market continued and the deflationary environment persisted, though it is moderating.

Under these conditions, the Kao Group worked to raise the value of core brands. In the laundry detergent category, Kao launched *Attack ALL in*, which contains bleach and fabric softener, and *New Beads with Fabric Softener* liquid laundry detergent, which leaves clothes feeling soft with a lasting fresh scent. However, sales of gift items were flat, and overall sales were essentially unchanged from the same period of the previous fiscal year. The launch of *Humming Flair Relaxing Herbal Scented* fabric softener expanded sales. Sales in the dishwashing detergent category expanded with the launch of *Family Kyukyutto Pink Grapefruit*, which provides results users can feel, and strong sales of a new detergent for automatic dishwashers formulated with citric acid. The addition of *Resesh Refreshing Scent* to *Resesh* fabric freshener with a deodorizing ingredient extracted from green tea leaves gained consumer support, achieving strong sales while expanding the market.

As a result of the above, sales of fabric and home care products increased 1.4% compared with the same period of the previous fiscal year.

Principal new products:
Attack ALL in laundry detergent
Kitchen Magiclean with Deodorant kitchen cleaner
Resesh Refreshing Scent fabric freshener

In the area of feminine care, sales increased as *Laurier F* sanitary napkins, which alleviate skin stress, gained steady consumer support and Kao enhanced the product line. Kao continued to renew products in the disposable baby diaper category to improve basic product performance and raise brand value. As a result, sales were higher than in the same period of the previous fiscal year. Sales of *Relief* adult incontinence products increased with the expansion of the market.

In the health care category, sales of *Econa* healthy cooking oils were impacted by increasing competition in the market. Sales of *Healthya* healthy drinks increased with the launch of *Healthya Water* with a refreshing grapefruit flavor.

As a result, sales of feminine care, baby care and other products increased 7.5% compared with the same period of the previous fiscal year.

Principal new products:
Laurier F Non-Heavy Daytime to Light Day Use sanitary napkins
Relief Rehabilitation Starter Pants adult incontinence product
Healthya Water sports drink

- Asia

Asian markets are undergoing major structural changes as they grow, with changing consumer needs and the continuing entry of global retail chains. In addition, competition among companies continues to intensify. In these conditions, the Kao Group is working toward building a unified management structure that encompasses all of Asia, including Japan. Kao strengthened coordination of marketing and sales activities among Japan and local markets, and expanded the *Asience* hair care brand from Taiwan and Hong Kong to Singapore, resulting in sales growth. In the sanitary napkin category, Kao launched *Laurier F* in Hong Kong and Singapore. In addition, *Attack Easy* laundry detergent was launched in

Thailand, and sales were strong.
As a result, sales in Asia increased 17.1% to 31.5 billion yen compared with the same period of the previous fiscal year.

- North America and Europe

In the markets of North America and Europe, the Kao Group specializes in personal care products and has worked to establish products with high added value. Kao Brands Company in the U.S. launched *natural glow* under the *Jergens* skin care brand. The launch of a product for the face, in addition to the existing product for the body, increased sales of this product, which gradually gives skin a healthy tan color while moisturizing. Kao Professional Salon Services GmbH expanded sales by conducting a major renewal of the KMS brand for high-end beauty salons. As a result, sales in North America and Europe increased 12.6% from the same period of the previous fiscal year to 62.2 billion yen.

Prestige Cosmetics Business

As consumer values, attitudes toward beauty, and retail channels change, the Kao Group worked to strengthen its product and sales capabilities in response to these changes, with the aim of raising brand value. Sales of Kanebo Cosmetics increased solidly with the launches of the premium prestige skin care brand *Impress* and the makeup brand *Lavshuca*. Sales were solid, with new products including *Blanchir Whitening Conclusion* whitening serum. *Kao Sofina* launched a new skin care brand, *HADA KA*, and introduced new products, including for the makeup brands *Raycious AuraChange Foundation* and *AUBE Rouge Moisture*. Molton Brown made a substantial contribution, as its sales increased with the addition of new products and expansion of sales regions.

As a result, sales of prestige cosmetics increased 243.7% from the same period of the previous fiscal year to 135.1 billion yen. Operating loss was 0.6 billion yen, compared with operating income of 3.8 billion yen in the same period of the previous fiscal year, but the result was in line with the Company's forecast. Before deduction of amortization related to Kanebo Cosmetics Inc., operating income was 12.3 billion yen, an increase of 8.4 billion yen from the same period of the previous year.

Principal new products:
Blanchir Whitening Conclusion whitening serum
est pore solution skin care
Molton Brown Skincolour skin care

Chemical Products Business

Although the Japanese economy remains on a recovery track, with improved corporate earnings and increased capital investment, rising costs due to fluctuating crude oil prices are exerting a substantial impact on the global economy. In this environment, Kao worked to expand its business in the core fields of oleo chemicals, performance chemicals and specialty chemicals. As a result, sales totaled 108.9 billion yen, an increase of 4.9% compared to the same period of the previous fiscal year (excluding the effect of currency translation, the increase was 1.4%). Operating income was impacted by rising raw material prices, but remained basically unchanged from the same period of the previous fiscal year at 11.7 billion yen due to the increase in sales.

- Japan

In the performance chemicals business, plastic-related additives and high-performance concrete admixtures performed well, but the oleo chemicals business was weak, with a downturn in its target markets. In the specialty chemicals business, which is closely linked to customers and offers high added

value, sales of polishing agents for hard disks increased significantly, while sales of products such as cleaners for electronic parts grew due to positive customer evaluation of their features. However, sales of toner and toner binder for copiers and printers and pigment auxiliary for inkjet printer ink decreased from the same period in the previous fiscal year. As a result, overall sales increased 2.1% over the same period of the previous fiscal year to 57.8 billion yen.

- Asia

Sales in Greater China increased as a result of the expansion of sales from continuing rapid economic growth in China, as well as factors including the growth of the LCD industry in Taiwan. However, sales of fatty alcohols produced in Malaysia and the Philippines decreased as a result of weakening market conditions, despite Kao's reputation for high-quality products based on its original technologies, as well as global sales expansion efforts. As a result, sales in Asia increased 2.9% over the same period of the previous fiscal year to 26.4 billion yen.

- North America and Europe

Sales were strong in the toner and toner binder business, where Kao made aggressive capital investments in response to the growth of its three markets of Japan, the United States and Europe. In Germany, sales of high-performance concrete admixtures and tertiary amines increased due to the reputation of product features. As a result, overall sales increased 12.0% compared with the same period of the previous fiscal year to 40.5 billion yen.

2. Forecast for the Fiscal Year Ending March 31, 2007

(1) Forecast of Results for the Fiscal Year

The Japanese economy is expected to continue its private sector-led recovery as the strength of corporate earnings spreads to household budgets. Although improved employment conditions are linked to improved household earnings, growth in personal consumption is expected to be weak, and the trend in prices of petrochemical-related products is expected to affect consumer prices as well. Moreover, although the global economy is expected to be solid, centered on the United States and Asia, persistent uncertain conditions are expected to remain.

In the domestic consumer products market, changes are appearing in the downward trajectory of retail prices and a recovery trend in sales volume is also evident, but severe competition is forecast to continue. Overseas, the competitive environment is expected to continue intensifying despite market growth.

Under these conditions, the Kao Group aims to achieve profitable growth by adding a high level of value to its products. It will focus on beauty care, which incorporates prestige cosmetics as well as hair care, skin care and other consumer products, and human health care, both of which areas have particularly high growth potential. It will also work to further strengthen and develop the core Fabric and Home Care business. In the Consumer Products business, it will strengthen its product development capabilities, the starting point of manufacturing, and will focus its management resources on aggressive new product launches, marketing and sales promotion activities to strengthen core brands. Through these measures, Kao will work to strengthen its competitiveness in the domestic market and expand sales. In the growing Asian market, Kao will deploy the comprehensive strength of the Kao Group by clarifying the roles of local and Japan-based operations and integrating all divisions from product development to sales, based on a unified management structure that encompasses all of Asia, including Japan. In addition, Kao will

work to establish supply chain management in each region of Asia to further raise the level of efficiency. In the Consumer Products business in North America and Europe, Kao Brands Company will nurture the *John Frieda* brand and its many other premium brands. In the Prestige Cosmetics business, while responding to changes in retail channels, Kao will work to generate synergy with Kanebo Cosmetics Inc. and Molton Brown Limited, and further raise brand value through measures such as introducing distinctive new products. In the Chemical Products business, Kao will strive to fully leverage the characteristics of the oleo chemical, performance chemicals and specialty chemicals businesses. In addition, for unique Kao Group products, Kao plans to make aggressive capital investments based on accurate forecasts of market trends in order to expand the business globally.

As a result, Kao forecasts net sales to increase 25.6%, or 248.7 billion yen, from the previous fiscal year to 1,220.0 billion yen. Operating income is expected to decline 2.6% to 117.0 billion yen, despite the contribution of Kanebo Cosmetics Inc., as a result of factors including the rise in raw material prices and expenses for amortization of goodwill and trademark and other intellectual property rights. Ordinary income is expected to decline 5.7% to 115.0 billion yen because financial expenses will increase due to the effect of an increase in interest-bearing debt, including bank loans. Taking into account the tax expenses that Kao will incur as a result of recording a deferred tax asset valuation allowance, net income is forecast to decrease 4.4% to 68.0 billion yen.

Despite the decrease in income from the initial forecast as a result of recording a deferred tax asset valuation allowance and other factors, Kao emphasizes stable, continuous dividends. The Company expects to pay a year-end dividend of 26 yen per share, as initially forecast. Together with the interim dividend, total dividends for the fiscal year will total 52 yen per share, an increase of 2 yen per share over the previous fiscal year.

Despite an increase in net operating profit after tax (NOPAT) resulting from the acquisitions of Molton Brown Limited and Kanebo Cosmetics Inc. as long-term growth drivers and the growth of existing businesses, because that increase will be exceeded by the increase in cost of additional investment capital, Kao expects EVA to decrease compared with the previous fiscal year.

(2) Underlying Assumptions of the Forecast for the Fiscal Year Ending March 31, 2007

The above forecast was made assuming translation rates of one U.S. dollar to 117 yen and one euro to 145yen.

II. Financial Condition

1. Summarized Financial Condition for the Six Months Ended September 30, 2006

Summarized Financial Condition (Unaudited)

	Billions of Yen		
	Sept. 30, 2006	March 31, 2006	Increase (Decrease)
Total assets	**1,227.0**	1,220.5	6.4
Net assets	**533.1**	509.6	23.5
Net assets/total assets	**42.8%**	41.8%	
Net assets per share (yen)	**962.65**	935.11	27.54

Summarized Consolidated Cash Flows (Unaudited)

	Billions of Yen		
SIX MONTHS ENDED SEPTEMBER 30	2006	2005	Increase (Decrease)
Net cash provided by operating activities	**85.7**	64.6	21.0
Net cash used in investing activities	**(30.0)**	(45.1)	15.0
Net cash used in financing activities	**(46.8)**	(15.4)	(31.4)
Translation adjustments	**(1.3)**	1.0	(2.3)
Net increase (decrease)	**7.4**	5.1	2.2
Cash and cash equivalents, beginning of year	**67.5**	70.4	(2.8)
Cash and cash equivalents of newly consolidated subsidiaries, increase	**--**	0.7	(0.7)
Cash and cash equivalents due to exclusion of previously consolidated subsidiaries, decrease	**--**	(0.8)	0.8
Cash and cash equivalents, end of period	**74.9**	75.5	(0.5)
Total debt at end of period	**376.9**	22.2	354.6

Total assets increased 6.4 billion yen compared with the previous fiscal year-end to 1,227.0 billion yen. Principal factors in the increase were business expansion and an 18.5 billion yen increase in notes and accounts receivable because the last day of the interim period was a business holiday. The principal factor decreasing assets was a 5.26.0 billion yen decrease in deferred tax assets.

Total liabilities decreased 8.1 billion yen compared with the previous fiscal year-end to 693.8 billion yen. Principal factors increasing liabilities were business expansion, as well as a 10.3 billion yen increase in notes and accounts payable and a 22.5 billion increase in accrued expenses because the last day of the interim period was a business holiday. The principal factor decreasing liabilities was a 31.0 billion yen decrease in bank borrowings and other interest-bearing debt. The balance of bank borrowings and bonds as of September 30, 2006 was 376.9 billion yen.

Net assets including minority interests increased 23.5 14.6 billion yen compared with the previous fiscal year-end to 533.1 billion yen. The main factor increasing net assets was net income of 29.5 billion yen, and the main factor decreasing net assets was payment of cash dividends totaling 13.6 billion yen. As a result, the net worth ratio increased from 41.8% at March 31, 2006 to 42.8%.

Net cash provided by operating activities increased 21.0 billion yen compared with the same period of the previous fiscal year to 85.7 billion yen. Income before income taxes and minority interests for the interim period was 57.2 billion yen, and depreciation and amortization totaled 43.7 billion yen. Income taxes paid totaled 20.3 billion yen.

Net cash used in investing activities decreased 15.0 billion yen compared with the same period of the previous fiscal year to 30.0 billion yen. This primarily consisted of 36.7 billion yen for capital expenditures and other purchases of property, plant and equipment, and for intangible fixed assets.

Net cash used in financing activities increased 31.4 billion yen used compared with the same period of the previous fiscal year to 46.8 billion yen. During the interim period, the Company replaced short-term debt used as capital for acquisition of the stock and other assets of Kanebo Cosmetics Inc. with bond issues and long-term loans, in addition to repaying a portion of the short-term debt. Payments of cash dividends, including to minority shareholders, totaled 14.9 billion yen.

As a result, the balance of cash and cash equivalents at the end of the interim period was 74.9 billion yen, an increase of 7.4 billion yen from the end of the previous fiscal year.

2. Forecast for the Fiscal Year Ending March 31, 2007

Net cash provided by operating activities is expected to increase compared with the previous fiscal year. Income before income taxes and minority interests is expected to decrease slightly in the current fiscal year and thereaftercompared with the previous fiscal year as Kao incurs the consolidation of Kanebo Cosmetics Inc. generates expenses for amortization of goodwill in connection with the consolidation of Kanebo Cosmetics Inc. However, at the same time, depreciation and amortization, including amortization of trademark and other intellectual property rights, is projected to increase substantially, totaling approximately 87 89.0 billion yen.

Net cash used in investing activities is projected to decrease significantly compared with the previous fiscal year. Capital expenditures are forecast to total approximately 60 70.0 billion yen, including capital investment in Japan and overseas to expand production capacity and promote streamlining.

In net cash used in financing activities, the Company will allocate funds for repayment of its borrowings for the acquisition of the stock and other assets of Kanebo Cosmetics Inc. In addition, payments of cash dividends are expected to increase approximately 4.5 billion yen compared with the previous fiscal year. The balance of short- and long-term debt is projected to be approximately 360.0 billion yen at the end of the fiscal year.

As a result of the above, the balance of cash and cash equivalents as of March 31, 2007 is forecast to remain essentially unchanged from the previous fiscal year-end at approximately 70.0 billion yen.

3. Cash Flow Indices

	SIX MONTHS ENDED SEPT. 30	YEARS ENDED MARCH 31			
	2006	2006	2005	2004	2003
Net worth ratio (%)	**42.8**	41.8	65.1	59.1	57.9
Market capitalization/Total assets (%)	139.9	138.4	195.2	179.8	186.0
Interest-bearing debt/Operating cash flow (years)	-	3.6	0.3	0.5	0.4
Operating cash flow/Interest paid (times)	**48.7**	82.1	120.1	91.3	85.8

Notes:
1. *All indices are computed based on consolidated data.*
2. *Net worth ratio: Net assets - share subscription rights - minority interests) / total assets*
3. *Market capitalization equals the stock price at the end of the period multiplied by the number of shares outstanding at the end of the period (excluding treasury stock).*
4. *Operating cash flow is stated in the consolidated statements of cash flows. Interest-bearing debt is all debt included in the consolidated balance sheets on which interest is paid. Interest paid is the amount shown in the consolidated statements of cash flows.*
5. *Interest-bearing debt/Operating cash flow is not calculated for the interim period.*

III. Business and Other Risks

Corporations assume various risks in executing business. The Kao Group takes reasonable measures to reduce risk by eliminating exposure to, dispersing and hedging risks. However, in the event that unanticipated situations such as those listed below should occur, they could exert a significant impact on the Kao Group's business results and financial condition. It should be noted that any statements made in this text concerning the future are judgments made by the Company as of the date of this announcement of interim results (October 23, 2006).

(1) In quality management, the Kao Group designs and manufactures products from the viewpoint of customers, in compliance with related laws and regulations and in accordance with internationally recognized quality management standards. In the development stage prior to market launch, the Kao Group conducts thorough safety testing and survey research to ensure excellent product quality. After market launch, the Kao Group works to further improve quality by incorporating opinions and demands regarding products through its customer consultation offices. However, the unforeseen occurrence of a serious quality problem would not only cause difficulties for the relevant brand, but would also have a major impact on the reputation of all the Kao Group's products, and might cause sales to decline. This could have a major effect on the Kao Group's business results and financial condition.

(2) There is believed to be a high probability that a major earthquake will occur in any region of Japan. The Kao Group has implemented various countermeasures, including earthquake resistance diagnosis and seismic retrofitting, at all of its production facilities. In spite of these measures, however, in the event of an unexpectedly major earthquake, the Kao Group's ability to secure raw materials, maintain continuity of production or supply products to the market may be disrupted, which could have a significant impact on the Kao Group's business results and financial condition.

(3) Foreign currency-denominated transactions, including export and import trade transactions and non-trade transactions such as dividends, are affected by changes in currency exchange rates. The Kao Group hedges foreign exchange risk through various measures such as settlement of transactions through foreign currency accounts, foreign exchange contracts and currency swaps to mitigate the effect on business results. The Kao Group does not engage in derivative transactions for the purpose of speculation. However, items denominated in local currencies, including the sales, expenses and assets of overseas subsidiaries, are translated into Japanese yen for preparation of the consolidated financial statements. If the exchange rate at the time of conversion differs substantially from the expected rate, the value after translation into yen will change significantly, which will affect the Kao Group's business results and financial condition.

This release contains forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2006. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, and fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Consolidated Balance Sheets

Millions of yen

	(A) 1H/FY2006 Sep 30, 2006	Composition %	(B) FY2005 March 31, 2006	Composition %	Inc/(Dec) (A-B)	1H/FY2005 Sep 30, 2005	Composition %
Assets							
Current assets	374,195	30.5	364,613	29.9	9,581	304,782	42.0
Cash and time deposits	44,400		47,384		(2,983)	54,141	
Notes and accounts receivable - trade	147,635		129,120		18,515	105,947	
Short-term investments	27,592		20,189		7,402	24,370	
Inventories	108,106		105,853		2,252	89,151	
Deferred income taxes	20,277		19,479		797	14,045	
Other	28,358		44,781		(16,423)	19,098	
Allowance for doubtful receivables	(2,174)		(2,196)		21	(1,972)	
Fixed assets	852,829	69.5	855,872	70.1	(3,042)	421,437	58.0
Tangible assets	265,387	23.3	282,796	23.1	2,591	261,833	36.0
Buildings and structures	95,613		95,097		515	89,996	
Machinery, equipment and vehicles	90,359		90,520		(161)	80,869	
Tools, furniture and fixtures	13,219		12,487		731	10,819	
Land	67,094		67,111		(17)	62,063	
Construction in progress	19,100		17,578		1,522	18,083	
Intangible assets	459,261	37.4	466,221	38.2	(6,959)	112,580	15.5
Goodwill	260,473		267,152		(6,679)	57,246	
Trademarks	158,259		156,241		2,018	40,723	
Other	40,528		42,827		(2,298)	14,610	
Investments and other assets	108,180	8.8	106,854	8.8	1,325	47,023	6.5
Investment securities	17,018		18,298		(1,279)	16,811	
Long-term loans	171		293		(121)	285	
Deferred income taxes	50,201		58,212		(8,011)	14,680	
Other	40,972		32,333		8,639	15,420	
Allowance for doubtful receivables	(184)		(283)		98	(173)	
Deferred assets	36	0.0	77	0.0	(40)	121	0.0
Total assets	1,227,062	100.0	1,220,564	100.0	6,498	726,341	100.0
Liabilities							
Current liabilities	313,508	25.5	436,193	35.7	(122,684)	221,660	30.5
Notes and accounts payable - trade	106,851		96,507		10,343	76,192	
Short-term debt	21,491		166,759		(145,268)	19,739	
Current portion of convertible bonds	-		-		-	1,068	
Current portion of long-term debt	22,806		22,699		107	711	
Accounts payable - other	26,004		27,478		(1,473)	20,017	
Accrued expenses	98,460		75,951		22,509	67,330	
Accrued income taxes	17,993		17,510		482	20,087	
Other	19,901		29,266		(9,365)	16,512	
Long-term liabilities	380,365	31.0	265,790	21.8	114,575	17,862	2.5
Bonds	99,995		-		99,995	-	
Long-term debt	232,654		218,545		14,109	735	
Liability for employee retirement benefits	30,053		29,439		614	3,677	
Liability for director and corporate auditor retirement benefits	163		180		(17)	180	
Other	17,498		17,625		(126)	13,269	
Total liabilities	693,874	56.5	701,983	57.5	(8,109)	239,522	33.0
Minority interests	-	-	8,903	0.7	-	7,533	1.0
Common stock	-	-	85,424	7.0	-	85,424	11.8
Capital surplus	-	-	109,561	9.0	-	109,561	15.1
Retained earnings	-	-	345,941	28.3	-	327,872	45.1
Unrealized gain on available-for-sale securities	-	-	5,860	0.5	-	4,850	0.7
Foreign currency translation adjustments	-	-	(28,944)	(2.2)	-	(36,041)	(5.0)
Treasury stock, at cost	-	-	(10,165)	(0.8)	-	(12,381)	(1.7)
Shareholders' equity	-	-	509,676	41.8	-	479,285	66.0
Total liabilities, minority interests & shareholders' equity	-	-	1,220,564	100.0	-	726,341	100.0
Shareholders' equity	546,589	44.6	-	-	-	-	-
Common stock	85,424	7.0	-	-	-	-	-
Capital surplus	109,571	8.9	-	-	-	-	-
Retained earnings	361,798	29.5	-	-	-	-	-
Treasury stock, at cost	(10,204)	(0.8)	-	-	-	-	-
Adjustments for valuation, foreign currency translation and others	(21,982)	(1.8)	-	-	-	-	-
Unrealized gain on available-for-sale securities	4,951	0.4	-	-	-	-	-
Foreign currency translation adjustments	(26,933)	(2.2)	-	-	-	-	-
Stock acquisition right	301	0.0					
Minority interests	8,278	0.7	-	-	-	-	-
Total net assets	533,187	43.5	-	-	-	-	-
Total liabilities and total net assets	1,227,062	100.0	-	-	-	-	-

Kao Corporation
October 23, 2006

Consolidated Statements of Income

Millions of yen

	(A) 1H/FY2006 Apr - Sep 2006	% to net sales	(B) 1H/FY2005 Apr - Sep 2005	% to net sales	Inc/(Dec) (A-B)	FY2005 Apr '05 - Mar '06	% to net sales
Net sales	**602,538**	**100.0**	**483,098**	**100.0**	**119,439**	**971,230**	**100.0**
Cost of sales	244,981	40.7	210,722	43.6	34,259	427,734	44.0
Gross profit	**357,556**	**59.3**	**272,376**	**56.4**	**85,180**	**543,496**	**56.0**
Selling, general and administrative expenses (*2)	286,113	47.4	209,305	43.3	76,808	420,759	43.3
Operating income before amortization related to Kanebo Cosmetics	**71,442**	**11.9**	**63,070**	**13.1**	**8,371**	**122,736**	**12.7**
Amortization related to Kanebo Cosmetics (*1)	13,015	2.2	-	-	13,015	2,601	0.3
Operating income	**58,426**	**9.7**	**63,070**	**13.1**	**(4,643)**	**120,134**	**12.4**
Non-operating income	3,226	0.5	1,970	0.4	1,256	4,528	0.5
Interest income	1,002		453		549	1,161	
Dividend income	78		63		15	93	
Foreign currency exchange gain	330		-		330	13	
Other	1,815		1,453		361	3,260	
Non-operating expenses	3,172	0.5	1,402	0.3	1,769	2,706	0.3
Interest expense	1,990		469		1,520	1,396	
Equity in losses of nonconsolidated subsidiaries and affiliates	438		173		264	593	
Foreign currency exchange loss	-		504		(504)	-	
Other	743		254		489	716	
Ordinary income	**58,480**	**9.7**	**63,638**	**13.2**	**(5,157)**	**121,956**	**12.6**
Extraordinary income	267	0.0	290	0.0	(22)	1,663	0.1
Gain on sales of fixed assets	195		161		34	241	
Gain on sales of investment securities	7		74		(67)	1,202	
Other	65		55		9	219	
Extraordinary loss	1,491	0.2	1,442	0.3	49	6,711	0.7
Loss on sales/disposals of fixed assets	1,197		1,009		187	2,561	
Loss on impairment of long-lived assets	158		109		48	233	
Other	135		322		(187)	3,916	
Income before income taxes and minority interests	**57,256**	**9.5**	**62,486**	**12.9**	**(5,229)**	**116,908**	**12.0**
Income taxes - current	20,552	3.4	20,539	4.2	12	38,695	4.0
Income taxes - deferred	6,674	1.1	2,831	0.6	3,843	5,971	0.6
Minority interests in earnings of consolidated subsidiaries	458	0.1	628	0.1	(170)	1,101	0.1
Net income	**29,571**	**4.9**	**38,486**	**8.0**	**(8,915)**	**71,140**	**7.3**

(*1) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the first half ended September 30, 2006, and amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

(*2) Amortization expenses related to Kanebo Cosmetics are not included in selling, general and administrative expenses. Selling, general and administrative expenses including amortization expenses related to Kanebo Cosmetics are 299,129 million yen for the first half ended September 30, 2006 and 423,361 million yen for the year ended March 31, 2006.

Consolidated Statements of Retained Earnings

Millions of yen

	1H/FY2005 Apr - Sep 2005	FY2005 Apr '05 - Mar '06
Capital surplus		
Balance at the beginning of period	109,561	109,561
Balance at the end of period	109,561	109,561
Retained earnings		
Retained earnings at the beginning of period	299,345	299,345
Increase in retained earnings	40,334	72,987
Net Income	38,486	71,140
Increase by newly consolidated companies and affiliates accounted for the equity method	1,847	1,847
Decrease in retained earnings	11,808	26,392
Cash dividends paid	10,354	23,955
Bonuses paid to directors and corporate auditors	91	91
Loss on transfer of treasury stock related to conversion of convertible bonds and other	1,361	2,345
Balance at the end of period	327,872	345,941

Kao Corporation
October 23, 2006

Consolidated Statements of Changes in Net Asset

Millions of yen

1H/FY2006 Apr - Sep 2006	Shareholders' equity					Adjustments for valuation, foreign currency translation and others			Stock acquisition right	Minority interests	Total net assets
	Common stock	*Capital surplus*	*Retained earnings*	*Treasury stock*	Total Shareholders' equity	Unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Total Adjustments for valuation, foreign currency translation and others			
Balance at the end of previous period	85,424	109,561	345,941	(10,165)	530,760	5,860	(26,944)	(21,084)	-	8,903	518,580
Changes of items during the period											
Dividends from retained earnings			(13,623)		(13,623)						(13,623)
Bonuses paid to directors and corporate auditors from retained earnings			(90)		(90)						(90)
Net income			29,571		29,571						29,571
Purchase of treasury stock				(448)	(448)						(448)
Disposal of treasury stock		10		409	420						420
Net changes of items other than shareholders' *equity during the period*						(909)	11	(897)	301	(625)	(1,221)
Total changes of items during the period	-	10	15,857	(38)	15,828	(909)	11	(897)	301	(625)	14,607
Balance at the end of previous period	85,424	109,571	361,798	(10,204)	546,589	4,951	(26,933)	(21,982)	301	8,278	533,187

Kao Corporation
October 23, 2006

Consolidated Statements of Cash Flows

Millions of yen

	1H/FY2006 Apr - Sep 2006	1H/FY2005 Apr - Sep 2005	FY2005 Apr '05 - Mar '06
Operating activities:			
Income before income taxes and minority interests	57,256	62,486	116,908
Adjustments for:			
Depreciation and amortization	43,762	27,640	60,758
Loss on sales or disposals of property, plant and equipment, net	1,001	848	2,320
Interest and dividend income	(1,080)	(516)	(1,254)
Interest expense	1,990	469	1,396
Unrealized foreign currency exchange (gain) loss	(212)	861	494
Equity in (earnings) losses of non-consolidated subsidiaries and affiliates	438	173	593
Change in trade receivables	(17,803)	(602)	618
Change in inventories	(1,893)	(5,277)	(4,592)
Change in prepaid pension cost	(7,885)	680	(8,467)
Change in trade payables	10,291	4,019	(1,759)
Change in other payables and accrued expense	20,300	5,156	969
Change in liability for retirement benefits	567	(6,585)	(6,614)
Other, net	(156)	(5,440)	(3,395)
Sub-total	106,577	83,916	157,976
Interest and cash dividends received	1,225	1,856	3,379
Interest paid	(1,762)	(465)	(1,428)
Income taxes paid	(20,311)	(20,611)	(42,634)
Net cash provided by operating activities	**85,729**	**64,695**	**117,292**
Investing activities:			
Purchase of marketable securities	-	(2,999)	(2,999)
Proceeds from the redemption of marketable securities	-	6,000	8,999
Purchase of property, plant and equipment	(22,548)	(22,216)	(49,528)
Proceeds from sales of property, plant and equipment	363	664	1,482
Increase in intangible assets	(14,176)	(1,380)	(151,660)
Purchase of investment securities	(625)	(17)	(36)
Proceeds form the redemption and sales of investment securities	17	8,031	9,300
Payments for acquisition of stocks of newly consolidated subsidiaries	-	(31,656)	(293,034)
Change in short-term loans, net	12,282	(110)	(84)
Payments for long-term loans	(515)	(428)	(897)
Other, net	(4,876)	(1,033)	(1,076)
Net cash used in investing activities	**(30,079)**	**(45,146)**	**(479,535)**
Financing activities:			
Change in short-term debt, net	(145,641)	813	146,683
Proceeds from long-term loans	30,628	85	240,245
Repayments of long-term loans	(16,535)	(122)	(547)
Proceeds from bond	99,681	-	-
Purchase of treasury stock	(448)	(5,517)	(6,056)
Payments of cash dividends	(13,629)	(10,354)	(23,980)
Payments of cash dividends to minority shareholders	(1,320)	(590)	(592)
Other, net	417	273	970
Net cash provided by (used in) financing activities	**(46,848)**	**(15,413)**	**356,721**
Translation adjustments on cash and cash equivalents	**(1,341)**	**1,055**	**2,727**
Net increase (decrease) in cash and cash equivalents	**7,460**	**5,190**	**(2,794)**
Cash and cash equivalents, beginning of year	**67,527**	**70,409**	**70,409**
Cash and cash equivalents of newly consolidated subsidiaries, increase	**-**	**760**	**760**
Cash and cash equivalents due to exclusion of previously consolidated subsidiaries, decrease	**-**	**(848)**	**(848)**
Cash and cash equivalents, end of period	**74,987**	**75,511**	**67,527**

Segment Information by Business

Millions of yen

1H/FY2006 Apr - Sep 2006	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	373,014	135,113	94,410	602,538	-	602,538
Intersegment sales	-	-	14,540	14,540	(14,540)	-
Total	**373,014**	**135,113**	**108,951**	**617,078**	**(14,540)**	**602,538**
Operating expenses	**325,736**	**122,776**	**97,212**	**545,726**	**(14,630)**	**531,095**
Operating income before amortization related to Kanebo Cosmetics	**47,277**	**12,336**	**11,738**	**71,352**	**90**	**71,442**
Amortization related to Kanebo Cosmetics	-	13,015	-	13,015	-	13,015
Operating income	**47,277**	**(679)**	**11,738**	**58,336**	**90**	**58,426**
% to sales	12.7	(0.5)	10.8	9.5	-	9.7

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights and goodwill in the first half ended September 30, 2006.

1H/FY2005 Apr - Sep 2005	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	353,102	39,307	90,688	483,098	-	483,098
Intersegment sales	-	-	13,153	13,153	(13,153)	-
Total	**353,102**	**39,307**	**103,842**	**496,251**	**(13,153)**	**483,098**
Operating expenses	**305,771**	**35,429**	**92,134**	**433,336**	**(13,309)**	**420,027**
Operating income	**47,330**	**3,877**	**11,707**	**62,915**	**155**	**63,070**
% to sales	13.4	9.9	11.3	12.7	-	13.1

FY2005 Apr '05 - Mar '06	Consumer Products	Prestige Cosmetics	Chemical Products	Total	Corporate/ Eliminations	Consolidated
Net sales						
Sales to customers	704,033	85,246	181,949	971,230	-	971,230
Intersegment sales	-	-	26,941	26,941	(26,941)	-
Total	**704,033**	**85,246**	**208,890**	**998,171**	**(26,941)**	**971,230**
Operating expenses	**611,334**	**77,473**	**186,861**	**875,668**	**(27,174)**	**848,493**
Operating income before amortization related to Kanebo Cosmetics	**92,699**	**7,773**	**22,029**	**122,502**	**233**	**122,736**
Amortization related to Kanebo Cosmetics	-	2,601	-	2,601	-	2,601
Operating income	**92,699**	**5,171**	**22,029**	**119,901**	**233**	**120,134**
% to sales	13.2	6.1	10.5	12.0	-	12.4

(*) Amortization expenses related to Kanebo Cosmetics consisted of amortization of trademark and other intellectual property rights in the year ended March 31, 2006.

Consolidated Segment Information by Geography

Millions of yen

1H/FY2006
Apr - Sep 2006

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	446,603	47,177	53,632	55,124	602,538	-	602,538
Intersegment sales	7,977	12,595	244	8,204	29,021	(29,021)	-
Total	**454,580**	**59,772**	**53,877**	**63,329**	**631,559**	**(29,021)**	**602,538**
Operating expenses	**402,945**	**58,706**	**50,451**	**61,376**	**573,480**	**(29,369)**	**544,111**
Operating income	**51,635**	**1,065**	**3,425**	**1,953**	**58,079**	**347**	**58,426**
% to sales	11.4	1.8	6.4	3.1	9.2	-	9.7
Assets	**920,473**	**111,080**	**77,134**	**138,688**	**1,247,376**	**(20,314)**	**1,227,062**

1H/FY2005
Apr - Sep 2005

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	353,687	40,169	45,047	44,193	483,098	-	483,098
Intersegment sales	5,008	12,541	1,054	5,453	24,057	(24,057)	-
Total	**358,695**	**52,710**	**46,102**	**49,646**	**507,155**	**(24,057)**	**483,098**
Operating expenses	**303,782**	**49,106**	**43,370**	**47,112**	**443,371**	**(23,344)**	**420,027**
Operating income	**54,913**	**3,604**	**2,731**	**2,534**	**63,784**	**(713)**	**63,070**
% to sales	15.3	6.8	5.9	5.1	12.6	-	13.1
Assets	**428,281**	**93,990**	**69,043**	**121,067**	**712,382**	**13,958**	**726,341**

FY2005
Apr '05 - Mar '06

	Japan	Asia/Oceania	North America	Europe	Total	Corporate/ Eliminations	Consolidated
Net sales							
Sales to customers	697,484	84,468	93,738	95,537	971,230	-	971,230
Intersegment sales	10,571	26,429	1,428	13,947	52,377	(52,377)	-
Total	**708,056**	**110,898**	**95,167**	**109,485**	**1,023,607**	**(52,377)**	**971,230**
Operating expenses	**606,402**	**105,054**	**88,388**	**101,962**	**901,807**	**(50,712)**	**851,095**
Operating income	**101,653**	**5,844**	**6,778**	**7,522**	**121,799**	**(1,664)**	**120,134**
% to sales	14.4	5.3	7.1	6.9	11.9	-	12.4
Assets	**934,184**	**107,509**	**75,471**	**127,499**	**1,244,665**	**(24,101)**	**1,220,564**

Sales to Foreign Customers

Millions of yen

1H/FY2006 Apr - Sep 2006	Asia/Oceania	North America	Europe	Total
Total overseas sales	52,884	54,999	53,156	161,040
Consolidated net sales				602,538
Percentage of overseas sales to consolidated net sales	8.8%	9.1%	8.8%	26.7%

1H/FY2005 Apr - Sep 2005	Asia/Oceania	North America	Europe	Total
Total overseas sales	44,211	45,082	43,481	132,775
Consolidated net sales				483,098
Percentage of overseas sales to consolidated net sales	9.2%	9.3%	9.0%	27.5%

FY2005 Apr '05 - Mar '06	Asia/Oceania	North America	Europe	Total
Total overseas sales	92,711	94,356	93,139	280,207
Consolidated net sales				971,230
Percentage of overseas sales to consolidated net sales	9.5%	9.7%	9.6%	28.9%

Sales Composition

Millions of yen	1H/FY2006 Apr - Sep 2006	1H/FY2005 Apr - Sep 2005	Growth %	FY2005 Apr '05 - Mar '06
Consumer Products				
Personal Care	98,494	95,899	2.7	187,896
Fabric and Home Care	122,315	120,644	1.4	237,551
Feminine Care, Baby Care and Others	62,195	57,880	7.5	113,630
Total Japan	283,005	274,424	3.1	539,078
Asia and Oceania	31,505	26,911	17.1	57,188
North America and Europe	62,233	55,265	12.6	115,329
Eliminations	(3,729)	(3,499)	6.6	(7,563)
Total	**373,014**	**353,102**	**5.6**	**704,033**
Prestige Cosmetics	**135,113**	**39,307**	**243.7**	**85,246**
Chemical Products				
Japan	57,832	56,660	2.1	114,522
Asia	26,499	25,754	2.9	53,596
North America and Europe	40,569	36,237	12.0	72,196
Eliminations	(15,950)	(14,810)	7.7	(31,424)
Total	**108,951**	**103,842**	**4.9**	**208,890**
Total before Eliminations	**617,078**	**496,251**	**24.3**	**998,171**
Eliminations	(14,540)	(13,153)	10.5	(26,941)
Consolidated Net Sales	**602,538**	**483,098**	**24.7**	**971,230**

Kao Corporation
October 23, 2006

Supplementary Materials to the Business Results for the Interim Period Ended September 30, 2006 Regarding the Recording of a Deferred Tax Asset Valuation Allowance

Tokyo, October 23, 2006 – To increase the efficiency and soundness of its assets, Kao Corporation has been working to conservatively reevaluate its assets through accelerated depreciation of tangible fixed assets, recording valuation losses and other methods. In doing so, temporary differences arise, where expenses are recognized for accounting purposes sooner than the period for recognizing charges against revenues for tax purposes. To date, Kao has recorded the taxable amount of such temporary differences as deferred tax assets in accordance with accounting standards for tax-effect accounting.

Due to factors including an increase in amortization expenses resulting from the acquisition of trademark and other rights of Kanebo Cosmetics Inc., taxable income will decrease in the current fiscal year. As a result, Kao decided to record a valuation allowance for the portion of its deferred tax assets for which it is not possible to specify the period for recognition of charges against revenues, as described below.

Kao forecasts that the increase in tax expenses resulting from recording the valuation allowance for both the interim period and the full fiscal year will be approximately ¥4 billion on a consolidated basis and approximately ¥8 billion on a non-consolidated basis. This valuation allowance will be recorded one time only in the current fiscal year.

Reason for Recording Deferred Tax Asset Valuation Allowance
As a result of careful consideration of the collectability of its deferred tax assets based on "Auditing Treatment to Determine the Collectability of Deferred Tax Assets (Auditing Committee Report No. 66, Japanese Institute of Certified Public Accountants; hereafter "Report No. 66")", in the interim period ended September 30, 2006, Kao recorded a deferred tax asset valuation allowance for future deductibles resulting from temporary differences between accounting and taxable income for which scheduling, or specification of timing for tax deductions in the allowable period, is not possible.

Kao has been increasing the efficiency and soundness of its assets by conservatively reevaluating its assets, including the handling of their taxability. In doing so, each fiscal year Kao has substantially recorded taxable income sufficiently in excess of future deductibles resulting from temporary differences at the end of each period, as a company that meets the conditions of Report No. 66, 5 (1) 1, and has also recorded non-schedulable

future deductibles resulting from temporary differences as deferred tax assets.

However, with an increase in amortization expenses for the trademarks and other intellectual properties acquired from Kanebo Cosmetics Inc., Kao forecasts that it will not achieve taxable income sufficiently in excess of future deductibles resulting from temporary differences at the end of the current fiscal year, as a company that meets the conditions of Report No. 66, 5 (1) 2. As a result of a review of the scheduling of future deductibles resulting from temporary differences, Kao has decided to record the valuation allowance for non-schedulable future deductibles resulting from temporary differences.

The main items in which the non-schedulable future deductibles resulting from temporary differences appear are valuation loss on land in previous years in the consolidated financial statements and loss on investments in affiliates, which is eliminated in consolidation, in addition to the aforementioned valuation loss on land in the non-consolidated financial statements.

Attached reference: Auditing Treatment to Determine the Collectability of Deferred Tax Assets (Auditing Committee Report No. 66, Japanese Institute of Certified Public Accountants)

Reference: Auditing Treatment to Determine the Collectability of Deferred Tax Assets (Auditing Committee Report No. 66, Japanese Institute of Certified Public Accountants)

Report No. 66, 5 (1) 1

Under Report No. 66, although non-schedulable future deductibles resulting from temporary differences, for which the allowable period for tax deductions is not specified, as a general rule may not be recorded as deferred tax assets (Report No. 66, 4), if a company records taxable income sufficiently in excess of future deductibles resulting from temporary differences at the end of its fiscal year for each period (the current period and the previous three or more periods), and there is no major change in the operating environment, then the company may determine that non-schedulable future deductibles resulting from temporary differences are collectable deferred tax assets.

Report No. 66, 5 (1) 2

However, if business results are stable, but there is no taxable income sufficiently in excess of future deductibles resulting from temporary differences at the end of the fiscal year, then schedulable future deductibles resulting from temporary differences are determined to be collectable deferred tax assets and non-schedulable future deductibles resulting from temporary differences are determined to be uncollectable deferred tax assets.

Recording of a Deferred Tax Asset Valuation Allowance

Accordingly, in the event of a company's change in applicability from Report No. 66, 5 (1) 1 to Report No. 66, 5 (1) 2 based on the above treatment, even if taxable income after deducting schedulable future deductibles resulting from temporary differences from expected future taxable income is expected to sufficiently exceed non-schedulable future deductibles resulting from temporary differences, the non-schedulable future deductibles resulting from temporary differences are determined to be uncollectable and a deferred tax asset valuation allowance (tax expense) is recorded.

Recording of a Deferred Tax Asset Valuation Allowance


Reason
Taxable income
Future deductibles resulting from temporary differences
Scheduling
Deferred tax asset (40%)
To March 2006
Report No. 66* 5 (1) 1
Schedulable differences
Non-schedulable differences
Collectable
From April 2006
Report No. 66* 5 (1) 2
Schedulable differences
Non-schedulable differences
Collectable
Record deferred tax asset valuation allowance

Impact

- Income taxes – deferred in the consolidation basis recorded: 4 billion yen
- The recording of a deferred tax asset valuation allowance in this fiscal year is a one-time item.

* Report No. 66: Auditing Treatment to Determine the Collectability of Deferred Tax Assets (Auditing Committee Report No.66, Japanese Institute of Certified Public Accountants)

Exhibit A-2

Semi-Annual Financial Review

From April 1, 2006 to September 30, 2006

Kao Corporation

October 23, 2006

This is a translation of materials used for the analyst meeting held in Japan on October 23, 2006.

FASF MEMBERSHIP

Kao

The presentation material in PDF format is available on our website:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2006. Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

(The yen amounts in this presentation material are rounded down.)

Kao

1. Business Environment

April 1, 2006 – September 30, 2006

Kao

Household Expenditure Survey

by Ministry of Public Management, Home Affairs, Posts and Telecommunications



(%)
10
5
0
-5
-10
All household
FY2006
FY00
FY01
FY02
FY03
FY04
FY05
4/06
5/06
6/06
7/06
8/06

(Percent change from a year earlier)

Kao

Average Consumer Purchase Price

15 Major Toiletry Categories (All manufactures)


Index
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
1H/FY02
2H/FY02
1H/FY03
2H/FY03
1H/FY04
2H/FY04
1H/FY05
2H/FY05
1H/FY06

(Source: SRI)

Kao

2. Consolidated Business Results

April 1, 2006 – September 30, 2006

Kao

1st Half/FY2006 Results (Consolidated)

Billion yen	1H/FY05	1H/FY06*	Growth	1H/FY06	Growth	Changes
Net Sales	483.0	511.6	5.9%	602.5	**24.7%**	+119.4
Operating Income	63.0	61.0	-3.3%	58.4	**-7.4%**	-4.6
Operating Margin	*13.1%*	*11.9%*		*9.7%*		
Ordinary Income	63.6	61.9	-2.6%	58.4	**-8.1%**	-5.1
Net Income	38.4	30.4	-20.8%	29.5	**-23.2%**	-8.9
EBITDA	90.7	91.7	1.2%	102.1	12.7%	+11.4
EPS (yen)	70.75			54.26	-23.3%	-16.49

*Before impact of Kanebo Cosmetics consolidation

Kao

Consolidated Net Sales [1]

	1st Half/FY2005		1st Half/FY2006		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Personal Care	95.8	4.7	98.4	2.7	2.7
Fabric and Home Care	120.6	1.8	122.3	1.4	1.4
Feminine Care, Baby Care and Others	57.8	-4.6	62.1	7.5	7.5
Japan Total	**274.4**	1.4	**283.0**	3.1	3.1
Asia & Oceania	26.9	0.2	31.5	17.1	7.3
North America & Europe	55.2	5.6	62.2	12.6	5.6
Elimination	-3.4		-3.7		
Consumer Products	**353.1**	1.9	**373.0**	5.6	3.8
Prestige Cosmetics	**39.3**	-0.1	**135.1**	243.7	243.1

*Like-for-like: excludes currency translation impact

Kao

Consolidated Net Sales [2]

	1st Half/FY2005		1st Half/FY2006		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Japan	56.6	3.7	57.8	2.1	2.1
Asia	25.7	9.1	26.4	2.9	-6.8
North America & Europe	36.2	13.9	40.5	12.0	5.7
Elimination	-14.8		-15.9		
Chemical Products	103.8	7.5	**108.9**	4.9	1.4
Elimination	-13.1		-14.5		
Consolidated Sales	**483.0**	**3.0**	**602.5**	**24.7**	**22.6**

*Like-for-like: excludes currency translation impact

Kao

Consolidated Income Statements

	1H/FY2005		1H/FY2006		Changes*
	Billion yen	%	Billion yen	%	Billion yen
Net Sales	483.0	100.0	602.5	100.0	119.4
Cost of Sales	210.7	43.6	244.9	40.7	34.2
Gross Profit	272.3	56.4	357.5	59.3	85.1
SG&A Expenses	209.3	43.3	286.1	47.4	76.8
Operating Income Before Amortization Related to Kanebo Cosmetics	63.0	13.1	71.4	11.9	8.3
Amortization Related to Kanebo Cosmetics	-	-	13.0	2.2	13.0
Operating Income	63.0	13.1	58.4	9.7	-4.6
Non-operating Income/Expenses	0.5	0.1	0.0	0.0	-0.5
Ordinary Income	63.6	13.2	58.4	9.7	-5.1
Extraordinary Income & Loss	-1.1	-0.3	-1.2	-0.2	-0.0
Income Before Taxes	62.4	12.9	57.2	9.5	-5.2
Income Taxes	23.3	4.8	27.2	4.5	3.8
Equity Items & Others (Minus)	0.6	0.1	0.4	0.1	-0.1
Net Income	38.4	8.0	29.5	4.9	-8.9

* Changes = 1H/FY2006 –1H/FY2005

• Before impact of Kanebo Cosmetics consolidation: Net Sales 511.6 billion yen, operating income = 61.0 billion yen, ordinary income = 61.9 billion yen, net income = 30.4 billion yen

Kao

Consolidated Cost of Sales and SG&A to Net Sales



%
55
50
45
40
35
30
Cost of Sales
SG&A
Cost of Sales ratio
(left scale)
SG&A ratio
(left scale)
Operating Margin
(right scale)
%
40
30
20
10
0
Operating
Margin
47.2
44.4
44.0
47.4
42.9
42.3
43.6
40.7
13.3
12.4
11.9
9.9
FY97
98
99
00
01
02
03
04
05
1H/FY06

*Business tax has been adjusted for FY97. SG&A % to sales and operating margin for 1H/FY06 are before impact of amortization related to Kanebo Cosmetics.

Kao

Breakdown of Consolidated SG&A Expenses

(Billion yen)

	1H/FY05	1H/FY06	Changes**
Total SG&A Expenses*	209.3	286.1	76.8

Freight/Warehouse	25.8	33.5	7.7
Advertising	42.9	51.1	8.1
Sales Promotion	19.2	33.1	13.9
Salaries and Wages	35.8	57.0	21.1
R&D	19.9	21.2	1.2

* Before amortization related to Kanebo Cosmetics that amounted to 13.0 billion yen
** Changes = 1H/FY06 – 1H/FY05

Kao

Sales and Operating Income by Business

		Net Sales*				Operating Income		
		1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen	% Growth	1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen
Consumer Products		353.1	373.0	19.9	5.6	47.3	47.2	0.0
	% to Net Sales					13.4%	12.7%	
Prestige Cosmetics		39.3	135.1	95.8	243.7	3.8	-0.6	-4.5
	% to Net Sales					9.9%	-0.5%	
	Before amortization**					3.8	12.3	8.4
	% to Net Sales					9.9%	9.1%	
Chemical Products		103.8	108.9	5.1	4.9	11.7	11.7	0.0
	% to Net Sales					11.3%	10.8%	

*Before elimination of intersegment transfers

**Before amortization of related to Kanebo Cosmetics

Kao

Sales and Operating Income by Geography

		Net Sales*				Operating Income		
		1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen	% Growth	1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen
Japan		358.6	454.5	95.8	26.7	54.9	51.6	-3.2
	% to Net Sales					15.3%	11.4%	
	Adjusted**					54.9	64.6	9.7
	% to Net Sales					15.3%	14.2%	
Asia & Oceania		52.7	59.7	7.0	13.4	3.6	1.0	-2.5
	% to Net Sales					6.8%	1.8%	
North America		46.1	53.8	7.7	16.9	2.7	3.4	0.6
	% to Net Sales					5.9%	6.4%	
	Adjusted***					3.5	4.3	0.7
	% to Net Sales					7.7%	8.0%	
Europe		49.6	63.3	13.6	27.6	2.5	1.9	-0.5
	% to Net Sales					5.1%	3.1%	
	Adjusted***					3.7	4.0	0.2
	% to Net Sales					7.6%	6.3%	

*Before elimination of intersegment transfers, **Before amortization related to Kanebo Cosmetics,
***Before amortization of goodwill

Kao

Consolidated Operating Income

1H/FY05		1H/FY06
63.0	→	58.4 Billion yen

Change -4.6 Billion yen -7.4%

Japan	-3.2
Asia & Oceania	-2.5
North America	+0.6
Europe	-0.5
Total	-4.6

Consumer Products	-0.0
Prestige Cosmetics	-4.5
Chemical Products	0.0
Total	-4.6

*The figures of each segment are before elimination and "Total" includes elimination.

Kao

Consumer Products

Asia and Oceania



Sales (Billion yen)
Operating Income (Billion yen)
Net Sales
Operating Income
80
60
40
20
0
6
4
2
0
-2
1H/FY04
1H/FY05
1H/FY06

North America & Europe



Before Amortization of Goodwill
80
60
40
20
0
10
8
6
4
2
0
1H/FY04
1H/FY05
1H/FY06

Chemical Products

Asia



80
60
40
20
0
10
8
6
4
2
0
1H/FY04
1H/FY05
1H/FY06

North America & Europe



80
60
40
20
0
10
8
6
4
2
0
1H/FY04
1H/FY05
1H/FY06

Kao

Consolidated Ordinary Income

1H/FY05		1H/FY06
63.6	→	58.4 Billion yen

Change -5.1 Billion yen -8.1%

1. Operating income	-4.6
2. Equity earnings/losses	-0.2
3. Forex gains/losses	+0.8
4. Net interest expense	-0.9
5. Other non-operating items	-0.1
Total	-5.1

Kao

Consolidated Income Before Taxes

1H/FY05		1H/FY06
62.4	→	57.2 Billion yen

Change -5.2 Billion yen -8.4%

1. Ordinary income	-5.1
2. Gain on sale or disposal of fixed assets	+0.0
3. Gain on sale of investment securities	-0.0
4. Loss on sale or disposal of fixed assets	-0.1
5. Impairment loss	-0.0
6. Other	+0.1
Total	-5.2

Kao

Recording of a Deferred Tax Asset Valuation Allowance

Reason

	Taxable income	Future deductibles resulting from temporary differences	Scheduling	Deferred tax asset (40%)
To March 2006 (Report No. 66* 5 (1) 1)			Schedulable differences / Non-schedulable differences	Collectable
From April 2006 (Report No. 66* 5 (1) 2)			Schedulable differences	Collectable
			Non-schedulable differences	Record deferred tax asset valuation allowance

Impact

- Income taxes – deferred in the consolidation basis recorded: 4 billion yen
- The recording of a deferred tax asset valuation allowance in this fiscal year is a one-time item.

* Report No. 66: Auditing Treatment to Determine the Collectability of Deferred Tax Assets (Auditing Committee Report No. 66, Japanese Institute of Certified Public Accountants)

For further information, please refer to Supplementary Materials to the Business Results for the Interim Period ended September 30, 2006 Regarding the Recording of a Deferred Tax Asset Valuation Allowance.

Kao

Consolidated Balance Sheets

(Billion yen)

	Mar/06	Sep/06	Changes		Mar/06	Sep/06	Changes
Current Asset	364.6	374.1	9.5	Current Liabilities	436.1	313.5	-122.6
Cash and Bank Deposits	47.3	44.4	-2.9	Notes and Accounts Payable	96.5	106.8	10.3
Notes and Accounts Receivable	129.1	147.6	18.5	Short-term Debt (incl. Current Portion of Long-term Debt)	189.4	44.2	-145.1
Short-term Investments	20.1	27.5	7.4	Other Accounts Payable	27.4	26.0	-1.4
Inventories	105.8	108.1	2.2	Accrued Expenses	75.9	98.4	22.5
Others	62.0	46.4	-15.6	Others	46.7	37.8	-8.9
Fixed Assets	855.8	852.8	-3.0	Long-term Liabilities	265.7	380.3	114.5
Tangible Assets	282.7	285.3	2.5	Long-term Debt/Straight Bond	218.5	332.6	114.1
Intangible Assets	466.2	459.2	-6.9	Others	47.2	47.7	0.4
Investments	106.8	108.1	1.3	Total Liabilities	701.9	693.8	-8.1
Deferred Assets	0.0	0.0	-0.0	Minority Interests	8.9	-	-
				Common Stock	85.4	-	-
				Capital Surplus	109.5	-	-
				Retained Earnings	345.9	-	-
				Unrealized Gain on Available-for-sale Securities	5.8	-	-
				Foreign Currency Translation Adjustments	-26.9	-	-
				Treasury Stock	-10.1	-	-
				Shareholder's Equity	509.6	-	-
				Shereholders' equity	-	546.5	-
				-Common Stock	-	*85.4*	-
				-Capital Surplus	-	*109.5*	-
				-Retained Earnings	-	*361.7*	-
				-Treasury Stock, at Cost	-	*-10.2*	-
				Adjustment for Valuation, Foreign Currency Translation and Other	-	-21.9	-
				- Unrealized Gain on Available-for-Sale Securities	-	*4.9*	-
				- Foreign Currency Translation Adjustments	-	*-26.9*	-
				Stock Acquisition Rights	-	0.3	-
				Minority Interest	-	8.2	-
				Total Net Asset	-	533.1	-
Total Assets	1,220.5	1,227.0	6.4	Total Liabilities and Total Net Asset	1,220.5	1,227.0	6.4

Kao

Statements of Cash Flows

(Billion yen)

	1H/FY05	1H/FY06	Changes
Operating activities	64.6	85.7	21.0
Investing activities	-45.1	-30.0	15.0
Financing activities	-15.4	-46.8	-31.4
Translation adjustments on cash and cash equivalents	1.0	-1.3	-2.3
Net Increase/(decrease) in cash and cash equivalents	5.1	7.4	2.2
Cash and cash equivalents, beginning of year	70.4	67.5	-2.8
Increase in cash and cash equivalents due to newly consolidated subsidiaries	0.7	-	-0.7
Decrease in cash and cash equivalents due to exclusion of previously consolidated subsidiaries	-0.8	-	0.8
Cash and cash equivalents, end of priod	75.5	74.9	-0.5
Total Debt, end of period	22.2	376.9	354.6

<Investing Activities>

Capital expenditures:
- Production facilities for new products
- Production capacity expansion for fatty alcohols in the Philippines, toner and toner binder etc.

<Financing Activities>

Share repurchase: 0.4 billion yen

Kao

Share Repurchase


(Million Shares)
Aggregate to September 2006
114.3 MM shares
303.7 Billion yen
35
30
25
20
15
10
5
0
2.0
0.0
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
1H/FY06

Billion yen	29.5	28.6	56.7	77.1	36.7	69.9	5.0	0.0

* Share repurchase from the market

Kao

3. Forecast for FY 2006

Kao

Consolidated Sales and Profit Forecast

	FY2004		FY2005		*1 *2 FY2006(F)	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	936.8	3.8	971.2	3.7	**1,220.0**	25.6
Operating Income	121.3	1.4	120.1	-1.0	**117.0**	-2.6
[% to Sales]	[13.0]		[12.4]		[9.6]	
Ordinary Income	125.3	2.2	121.9	-2.7	**115.0**	-5.7
[% to Sales]	[13.4]		[12.6]		[9.4]	
Net Income	72.1	10.4	71.1	-1.4	**68.0**	-4.4
[% to Sales]	[7.7]		[7.3]		[5.6]	

Net Income per Share (yen)	131.16	10.2	130.58	-0.4	**124.78**	-4.4
ROE	16.5%		14.9%		**12.8%**	
EBITDA (Operating Income + Depr. & Amort.)	178.1	0.2	180.8	1.5	206.0	13.9
Cash dividends per Share (yen)	38.0	18.8	50.0	31.6	52.0	4.0

*1 Exchange rate assumptions: 117 yen/USD, 145 yen/Euro

*2 Approximate estimated impact related to Kanebo Cosmetics consolidation:
Net sales: ¥200.0 billion, operating margin:10%, amortization of Intellectual property rights: ¥17.0 billion, amortization of goodwill: ¥10.0 billion, financing costs: ¥3.0 billion

Kao

Sales Outlook by Segment – FY2006

<Billion yen>

Consolidated Net Sales 1,220.0 +25.6%

By Geography

Japan	919.0	+29.8%
Asia & Oceania	122.0	+10.0%
North America	106.0	+11.4%
Europe	131.0	+19.7%

By Business

Consumer Products	734.0	+4.3%
Prestige Cosmetics	294.0	+244.9%
Chemical Products	220.0	+5.3%

Kao

Sales Outlook – FY2006
- Consumer Products in Japan -

<Billion yen>

	1st Half			Full Year		
	FY2005 Actual	FY2006 Actual	% Growth	FY2005 Actual	FY2006 Forecast	% Growth
Personal Care	95.8	98.4	2.7%	187.8	192.0	2.2%
Fabric and Home Care	120.6	122.3	1.4%	237.5	242.0	1.9%
Feminine Care, Baby Care and Others	57.8	62.1	7.5%	113.6	119.0	4.7%
Total	274.4	283.0	3.1%	539.0	553.0	2.6%

Kao

Major Assumptions for FY2006 Forecast

◆Sales price decline in Consumer Products Business in Japan: approximately -1-0%

Estimated impact on profit

◆Total Cost Reduction (TCR): +5.0 billion yen

◆Higher raw material cost: -6.0 to -7.0 billion yen

Exchange rate assumptions

◆117 yen/USD

◆145 yen/Euro

Kao

Operating Income Outlook by Business

Increase

Consumer Products: North America

Flat

Consumer Products: Asia & Oceania
Chemical Products: Japan
Chemical Products: North America
Chemical Products: Europe

Decrease

Consumer Products: Japan
Consumer Products: Europe
Prestige Cosmetics
Chemical Products: Asia

Kao

Consolidated Net Sales/Operating Margin

[Full Year]



Sales
Billion yen
Operating Income
Billion yen
Operating Margin
Net Sales
Operating Income
1,400
1,200
1,000
800
600
400
200
0
240
220
200
180
160
140
120
100
80
60
40
20
0
839.0
865.2
902.6
936.8
971.2
1,220.0
111.7
114.9
119.7
121.3
120.1
117.0
13.3%
13.3%
13.3%
13.0%
12.4%
9.6%
FY01
02
03
04
05
06(F)

Kao

EBITDA



Billion yen
Operating Income
Depr. & Amort.
250
200
150
100
50
0
170.2
173.2
177.8
178.1
180.8
206.0
58.4
58.3
58.1
56.7
60.7
89.0
111.7
114.9
119.7
121.3
120.1
117.0
FY01
02
03
04
05
06(F)

Kao

ROE & ROA



(%)
20
15
10
5
0
ROE
ROA
13.1
14.6
14.6
15.7
17.0
17.7
16.5
14.9
12.8
11.3
12.7
13.1
14.2
15.5
12.8
9.5
FY99
00
01
02
03
04
05
06(F)

ROA: Ordinary Income / Total assets

Kao

Net Income per Share



Net Income (Billion yen)
Weighted Average Number of Shares Outstanding (MM)
Net Income
Net Income per Share
Net Income per Share (yen)
90
80
70
60
50
40
30
20
10
0
200
180
160
140
120
100
80
60
40
20
0
52.1
59.4
60.2
62.4
65.3
72.1
71.1
68.0
83.5
96.7
100.4
108.1
119.1
131.2
130.6
124.8
625
615
600
577
548
550
544
544
FY99
00
01
02
03
04
05
06(F)

Kao

Cash Dividends per Share


(Yen)
0
10
20
30
40
50
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
52.00
FY88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06(F)

*Impacts of share splits are retroactively reflected.

Kao

Capital Expenditures


(Billion yen)
0
50
100
150
200
250
Parent
Subsidiaries
Intellectual property rights of Kanebo Cosmetics
49.5
15.1
34.4
84.5
56.3
28.2
51.8
17.9
33.9
54.3
23.1
31.2
203.5
148.0
20.1
35.4
55.5
70.0
33.0
37.0
FY01
02
03
04
05
06(F)

*Payment for purchase of newly consolidated subsidiaries (net of cash acquired) is not included.

Kao

Quarterly Consolidated Sales and Profit Forecast

(Billion yen)



Operating Income 2005
Operating Income 2006
Net Sales 2005
Net Sales 2006
1,220.0
971.2
746.0
602.5
483.0
283.8
233.1
26.8
24.1
63.0
58.4
105.2
120.1
117.0
3 months
6 months
12 months

Kao

Non-consolidated Sales and Profit Forecast

	FY2004		FY2005 *1		FY2006(F)*1	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	694.6	4.3	688.5	-0.9	**700.0**	1.7
Operating Income	98.0	-0.4	90.5	-7.6	**76.0**	-16.1
[% to Sales]	[14.1]		[13.2]		[10.9]	
Ordinary Income	104.5	-0.8	100.1	-4.2	**83.0**	-17.1
[% to Sales]	[15.1]		[14.5]		[11.9]	
Net Income	62.5	2.4	64.1	2.6	**56.0**	-12.7
[% to Sales]	[9.0]		[9.3]		[8.0]	
Net Income per Share (yen)	113.62	2.2	117.61	3.5	**102.65**	-12.7
ROE	14.6%		14.1%		**11.5%**	
EBITDA (Operating Income + Depr. & Amort.)	138.4	-0.5	131.7	-4.9	**130.0**	-1.3

*1 The figures include amortization of intellectual property rights and financing costs related to Kanebo Cosmetics.

Kao

Exhibit A-3

Highlights for the 1st Half of FY2006

October 23, 2006

Motoki Ozaki
President and CEO
Kao Corporation

This is a translation of materials used for the analyst meeting held in Japan on October 23, 2006.

FASF MEMBERSHIP

These presentation materials are available on our website in PDF format:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2006. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Agenda

- ✧ Summary of the 1st Half of FY2006
- ✧ Growth Strategies: Progress and Future Initiatives
- ✧ FY2006 Forecast

Kao

Summary of the 1st Half of FY2006

Kao

1st Half of FY2006 Financial Overview

Net sales and profits in line with our forecast, excluding the deferred tax asset valuation allowance

		Year-on-year	Excluding Kanebo Cosmetics related impact	Year-on-year
✧ Net sales:	¥602.5 billion	+24.7%	¥511.6 billion	+5.9%
✧ Operating income:	¥58.4 billion	-7.4%	¥61.0 billion	-3.3%
✧ Ordinary income:	¥58.4 billion	-8.1%	¥61.9 billion	-2.6%
✧ Net income:	¥29.5 billion	-23.2%	¥30.4 billion	-20.8%
✧ EBITDA:	¥102.1 billion	+12.7%	¥91.7 billion	+1.2%
✧ Net income per share:	¥54.26	-23.3%		

✧ Shareholder returns:
- Cash dividends per share: ¥26 (+1 yen year-on-year)

Kanebo Cosmetics
February-June 2006
- Net sales: Around ¥90.0 billion
- Operating margin: 9%+

Kao

Growth Strategies: Progress and Future Initiatives

Kao

Growth Strategies

Profitable growth driven by high-value-added products

- ✧ **Accelerate growth in the business areas of Beauty Care and Human Health Care***
- ✧ **Further strengthen and develop Fabric and Home Care, a core business**
- ✧ **Further enhance the Chemical Products business globally and locally with distinctive products that meet customer needs**

*The scope of "Human Health Care" does not include pharmaceuticals.

Kao

Beauty Care Business Area

Business segment/category	Topics
Prestige Cosmetics	**○ Strengthen prestige cosmetics business globally** ➢Activities to generate synergy ➢*Kanebo Cosmetics* business development in China ➢Good performance of *Molton Brown*
Personal Care in Japan	**○ Reinforce hair care category** ➢Line extensions of the *Asience brand* ➢Renewal of *Essential* hair care products
Personal Care in North America/Europe	**○ Expand premium personal care** ➢Kao Brands Company: Successful *Jergens natural glow* moisturizer ➢KPSS: Thorough renewal of KMS professional hair care products

✧Future Initiatives

- ➢Expand prestige cosmetics business globally with *Kanebo Cosmetics* and *Molton Brown*
- ➢Reinforce premium personal care in North America and Europe

Kao

The Kao Group's "Over 10 Billion Yen" Cosmetics Brands

(Beauty Care Business Area)

8 brands ➡ 16 brands by FY2010



FINE-FIT



T'ESTIMO



REVUE



BLANCHIR



MOLTON BROWN



TWANY



SALA



KATE

Kao

Synergy with Kanebo Cosmetics

(Beauty Care Business Area)

Top priority:
Enhance value of selected brands by meeting consumers' needs

Intensive investment for top-line growth

- **Focus on 28 selected brands**
  - New skin analyzers for enhanced counseling at counters
- **Reinforce business in China by establishing presence in the prestige cosmetics market**
  - Department stores
    - Introduction of *Impress* and *Lunasol*
    - Number of stores handling Kanebo Cosmetics: Approximately 500 stores in 2009 (currently 200)
  - High-end pharmacies
    - Number of stores handling Kanebo Cosmetics: Approximately 1,000 stores in 2009 (currently 30)



Impress



Lunasol

Expected short-term synergy

Activities to generate cost synergy

- **Cost savings in raw/packaging material procurement, media buying, etc.**
- **Mutual use of production facilities**
- **Joint delivery**

Kao

Hair Care Category in Japan

(Beauty Care Business Area)

No.1 share in Japan's shampoo/conditioner market

Brand	Topics
Asience アジエンス ASIENCE	Line extension launches April *Asience Rich and Condensed Hair Mask* October *Asience Hair Beautifying Make Whip/ Hair Beautifying Make Veil* 
Essential Essential DAMAGE-CARE	August Relaunch For the finished look that contemporary women seek 
Merit メリット	January Relaunch Appropriate care for today's scalp conditions 
Sala SALA	August Relaunch Hair care with the sensibility of cosmetics 

Kao

Human Health Care Business Area

Business segment/category — Topics

Feminine Care, Baby Care and Others in Japan



Healthya Water



Medicated Pyuora oral care products



Laurier F sanitary napkin

○ ***Healthya* drink**
- ➢ *Healthya Water* sports drink helped fuel the *Healthya* brand value enhancement beyond our original expectations

○ ***Econa Healthy Cooking Oil***
- ➢ Enhance brand power with a focus on health benefits, based on Food for Specified Health Use approval

○ **Feminine care/baby care**
- ➢ Continued good performance of *Laurier F, which* pursues comfort and emotional satisfaction
- ➢ Sales growth of *Merries* pants-type baby diapers with breathability and improved toddler comfort

Personal Care in Japan

○ **Reinforce oral care**
- ➢ Offer oral health care with the launch of a new brand, *Medicated Pyuora*

✧ **Further Initiative**
- ➢ Expand and strengthen human health care business by adding oral care, feminine and baby care, etc., to existing healthy functional foods

Kao

Fabric and Home Care Business Area

Business segment/category

Fabric and Home Care



Attack ALL in



Family Kyukyutto with Citric Acid - For Dishwasher Use



New Beads with Fabric Softener



Humming Flair Relaxing Herbal Scented

Topics

○Top-line growth with new high-value-added products that activate the market

- ➢Laundry detergent
  - ↳*Attack ALL in*
  - ↳*New Beads with Fabric Softener*
- ➢Fabric softener
  - ↳*Humming Flair Relaxing Herbal Scented*
- ➢Kitchen care
  - ↳*Family Kyukyutto with Citric Acid - For Dishwasher Use*

✧Future Initiative

- ➢Generate stable profit with new/improved, high-value-added products that absorb high raw and packaging material costs

Kao

Chemical Products Business Area

Business segment/category

Chemical Products



Fatty alcohols



Polishing agents for hard disks



Color toner products for copiers

Topics

○ Further sustainable growth by focusing on the three core business fields

- ➢Oleo chemicals
- ➢Specialty chemicals
- ➢Performance chemicals

○ Continuous top-line growth supported by intensive capital investment

- ➢Tertiary amines (Germany)
- ➢High-performance concrete admixtures (Germany)
- ➢Toner and toner binder (United States and Spain)
- ➢Fatty alcohols (Philippines)

✧Future Initiatives

- ➢Further global expansion of oleo chemicals and specialty chemicals
- ➢Smooth start-up of new production facilities and higher capacity utilization rates

Kao

Establishment of Global Management System

Integration of business operations in Asia, including Japan

- **Harmonization between Japan and local subsidiaries in sales and marketing**
  - Expansion of *Asience* hair care products into Singapore after successful rollout in Taiwan and Hong Kong
  - Contribution of *Attack Easy* to top-line growth in Thailand
  - Introduction of *Laurier F* in Hong Kong and Singapore
- **Promotion of global supply chain management**
  - New plant in Thailand as a hub production facility for ASEAN region
  - Optimization of SAP

Aiming at top-line growth that generates mid- and long-term profit



Asience



Attack Easy



Laurier F

Kao

FY2006 Forecast

Kao

FY2006 Forecast

Double-digit growth in EBITDA and cash flow expansion toward further growth

		Year-on-year	Excluding Kanebo Cosmetics related impact	Year-on-year
✧ Net sales:	¥1,220.0 billion	+25.6%	¥1,020.0 billion	+5.0%
✧ Operating income:	¥117.0 billion	-2.6%	¥122.0 billion	+1.6%
✧ Ordinary income:	¥115.0 billion	-5.7%	¥123.0 billion	+0.9%
✧ Net income:	¥68.0 billion	-4.4%	¥69.5 billion	-2.3%
✧ EBITDA:	¥206.0 billion	+13.9%	¥184.0 billion	+1.7%
✧ ROE:	12.8%	-210 bps		
✧ Net income per share:	¥124.78	-4.4%		

Kanebo Cosmetics
February-December 2006
- Net sales: ¥200.0 billion
- Operating margin: Around 10%

✧ Shareholder returns:
- Cash dividends per share: ¥52 (+2 yen year-on-year, payout ratio 41.7%)

Kao

Kao

Exhibit B-1

平成 19年 3月期　　中間決算短信(連結)

平成 18年 10月 23日

上　場　会　社　名　　花王株式会社　　上場取引所 東

コード番号　4452　　本社所在都道府県 東京都

(URL http://www.kao.co.jp/)

代　表　者　代表取締役 社長執行役員　尾﨑 元規

問合せ先責任者　取締役 執行役員 会計財務部門統括　三田 愼一　TEL (03) 3660 - 7111

決算取締役会開催日　平成 18年 10月 23日

米国会計基準採用の有無　無

1. 18年 9月中間期の連結業績(平成 18年 4月 1日 ～ 平成 18年 9月 30日)

(1)連結経営成績　(注)金額は百万円未満を切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年 9月中間期	602,538	24.7	58,426	△ 7.4	58,480	△ 8.1
17年 9月中間期	483,098	3.0	63,070	1.0	63,638	△ 1.5
18年 3月期	971,230		120,134		121,956	

	中間(当期)純利益		1株当たり中間(当期)純利益	潜在株式調整後1株当たり中間(当期)純利益
	百万円	%	円 銭	円 銭
18年 9月中間期	29,571	△ 23.2	54.26	54.22
17年 9月中間期	38,486	1.9	70.75	70.56
18年 3月期	71,140		130.58	130.28

(注)①持分法投資損益　18年 9月中間期 △438 百万円　17年 9月中間期 △173 百万円　18年 3月期 △593 百万円

②期中平均株式数(連結)　18年 9月中間期 544,973,118 株　17年 9月中間期 543,968,592 株　18年 3月期 544,126,518 株

③会計処理の方法の変更　無

④売上高、営業利益、経常利益、中間(当期)純利益におけるパーセント表示は、対前年中間期増減率

(2)連結財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
18年 9月中間期	1,227,062	533,187	42.8	962.65
17年 9月中間期	726,341	479,285	66.0	880.98
18年 3月期	1,220,564	509,676	41.8	935.11

(注)① 期末発行済株式数(連結)　18年 9月中間期 544,959,170 株　17年 9月中間期 544,034,665 株　18年 3月期 544,945,975 株

② 会計基準変更前の18年9月中間期の純資産は、524,607百万円(添付資料の25ページ参照)

(3)連結キャッシュ・フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
18年 9月中間期	85,729	△ 30,079	△ 46,848	74,987
17年 9月中間期	64,695	△ 45,146	△ 15,413	75,511
18年 3月期	117,292	△ 479,535	356,721	67,527

(4)連結範囲及び持分法の適用に関する事項

連結子会社数 104社　持分法適用非連結子会社数 12 社　持分法適用関連会社数 10 社

(5)連結範囲及び持分法の適用の異動状況

連結(新規) 1 社 (除外) 0 社　持分法(新規) 0 社 (除外) 0 社

2. 19年 3月期の連結業績予想(平成 18年 4月 1日 ～ 平成 19年 3月 31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	1,220,000	115,000	68,000

(参考) 1株当たり予想当期純利益(通期) 124 円 78 銭

※ 上記業績予想に関する事項は、添付資料の12～16ページを参照してください。

1. 企業集団の状況

当企業集団は花王株式会社（当社）及び子会社１１８社、関連会社１２社より構成されており、家庭用製品、化粧品、工業用製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

事業の内容と当社及び子会社、関連会社の当該事業における位置付け並びに事業の種類別セグメントとの関連は、次のとおりであります。

事業区分	売上区分		主要な会社
家庭用製品事業	パーソナルケア製品 ハウスホールド製品 サニタリーほか製品	国内	当社、花王販売（株）、花王プロフェッショナル・サービス（株）、愛媛サニタリープロダクツ（株）、ニベア花王（株）、その他　３社　（計　８社）
		海外	上海花王有限公司、花王（上海）産品服務有限公司、Kao (Taiwan) Corporation、花王（香港）有限公司、Kao Industrial (Thailand) Co.,Ltd.、Kao Commercial (Thailand) Co.,Ltd.、Kao (Singapore) Private Limited、P.T. Kao Indonesia、Kao Brands Company、Guhl Ikebana GmbH、Kao Brands Europe Limited、KPSS - Kao Professional Salon Services GmbH、KPSS, Inc.、KPSS Deutschland GmbH、その他　３５社　（計　４９社）
化粧品事業	化粧品	国内	当社、（株）カネボウ化粧品、カネボウ化粧品販売（株）、花王化粧品販売（株）、（株）エキップ、（株）リサージ、その他　４社　（計　１０社）
		海外	Kao (Taiwan) Corporation、花王（香港）有限公司、Molton Brown Limited、Kanebo Cosmetics (Europe) Ltd.、上海佳麗宝化粧品有限公司、その他２１社　（計　２６社）
工業用製品事業	工業用製品	国内	当社、花王クエーカー（株）、昭和興産（株）、その他　１社　（計　４社）
		海外	Kao (Taiwan) Corporation、Kao Industrial (Thailand) Co.,Ltd.、Kao (Singapore) Private Limited、Fatty Chemical (Malaysia) Sdn. Bhd.、Pilipinas Kao, Incorporated、P.T. Kao Indonesia Chemicals、Kao Chemicals GmbH、Kao Corporation S.A.、Kao Specialties Americas LLC、Quimi-Kao S.A. de C.V.、その他　１１社　（計　２１社）
その他	物流業務、不動産管理等	国内	花王ロジスティクス（株）、花王システム物流（株）、花王マーチャンダイジングサービス（株）、（株）ＫＣロジスティクス、その他　６社　（計　１０社）
		海外	Misamis Oriental Land Development Corporation、その他　１０社　（計　１１社）

(注)

1. 各事業区分の主要製品は、「４．中間連結財務諸表等　注記事項　①セグメント情報（１）事業の種類別セグメント情報（注）２．各事業区分の主要製品」のとおりであります。
2. 「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、家庭用製品事業、化粧品事業、工業用製品事業に振り分けております。
3. 各事業毎の会社数は、複数事業を営んでいる場合にはそれぞれに含めて数えております。

以上の企業集団の状況について事業系統図を示すと次のとおりであります。



[事業区分]
[国内]
[海外]
国内ユーザー
海外ユーザー
各事業の販売会社及び製造・販売会社からの売上
家庭用製品
花王販売㈱
花王プロフェッショナル・サービス㈱
その他1社
愛媛サニタリープロダクツ㈱
※3 ニベア花王㈱
※1,3 その他2社
花王株式会社（製造・販売会社）
花王（上海）産品服務有限公司
花王（香港）有限公司
Kao Commercial (Thailand) Co.,Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※2,3,4 その他 29社（連結子会社26社を含む）
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co.,Ltd.
P.T. Kao Indonesia、KPSS, Inc.
Kao Brands Company、Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
※3 その他6社（連結子会社5社を含む）
化粧品
花王化粧品販売㈱
その他1社
カネボウ化粧品販売㈱
その他 2社
㈱カネボウ化粧品
㈱エキップ
㈱リサージ
その他1社
花王（香港）有限公司
Kao (Taiwan) Corporation
その他8社
Molton Brown Limited
その他2社
Kanebo Cosmetics (Europe) Ltd.
※2,4 その他11社（連結子会社9社を含む）
上海佳麗宝化粧品有限公司
工業用製品
花王クエーカー㈱
※3 その他 1社
※3 昭和興産㈱
Pilipinas Kao, Incorporated
Kao Industrial (Thailand) Co.,Ltd.
Fatty Chemical (Malaysia) Sdn.Bhd.
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao, S.A. de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他7社
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他4社
その他
物流業務、不動産管理等
※1 花王ロジスティクス㈱
※1 花王システム物流㈱
※1 ㈱KCロジスティクス
※1 花王マーチャンダイジングサービス㈱
※1,3 その他 6社
※3 Misamis Oriental Land Development Corporation
※1,3 その他10社（連結子会社6社を含む）
製造・販売会社
販売会社
製品
原料
サービス等
（対象が一部の会社の場合を含む）

(注)		
無印	連結子会社	(104社)
※1	非連結子会社で持分法適用会社	(12社)
※2	非連結子会社で持分法非適用会社	(2社)
※3	関連会社で持分法適用会社	(10社)
※4	関連会社で持分法非適用会社	(2社)

2. 経 営 方 針

1. 会社の経営の基本方針

当社は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。この使命を達成するために、花王グループ全員の熱意と力を合わせ、清潔で美しくすこやかな暮らしに役立つ商品と、産業界の発展に寄与する工業用製品の分野において、消費者・顧客と共に感動を分かち合う価値ある商品とブランドを提供します。

そして、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、株主をはじめ全てのステークホルダーの支持と信頼を獲得するとともに、“利益ある成長”を基本として継続的に企業価値を高めていきます。

また、こうした企業活動の根底をなす企業理念として、花王独自の企業文化、企業精神のエッセンスを明示化した『花王ウェイ』を、花王グループ全員で共有・実践しています。さらに、「企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）」の視点に立って、高い倫理性に基づいた誠実な行動に努めると共に、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に寄与していきます。

2. 会社の利益配分に関する基本方針

当社は、利益ある成長を達成するため、中長期の経営視点から、成長のための内部留保と配当への配分について、方針を策定しております。配当については、安定的かつ継続的に行うことが重要と考え、現在は連結での配当性向40%程度を目処にしています。なお、長期的に１株当たり利益及び配当金を増加させるために、成長のための設備投資計画や買収案件などの資金需要と資本効率の向上を勘案しながら、長期的な視点での株主還元策として、自己株式の取得について弾力的に考えていきます。

この方針のもと、当中間期の配当金は、期初の予定通り前年中間期に比べ、１円増配の１株当たり26円とさせていただきます。また年間では、前期に比べ２円増配の１株当たり52円を予定しております。

3. 投資単位の引き下げに関する考え方及び方針等

当社は、株式市場において適正な株価が形成されるためには、株式の十分な流動性と多くの投資家の市場への参加が必要であり、投資単位の引き下げは、それに資するものと考えていますが、当社の株式の東京証券取引所における流動性の順位は、当期も比較的上位にあると認識しています。平成18年９月末の当社株主数は、約４万４千人、そのうち個人株主数は、約４万２千人と多くの皆様に保有していただいています。投資単位の引き下げについては、市場の動向や要請、個人株主の動向、株券不発行制度の実施及び株主利益などの様々な視点から引き続き検討を行います。

4．目標とする経営指標

当社は、主な経営指標として「ＥＶＡ」を挙げており、投下資本のコストを考慮した「真の利益」を表す「ＥＶＡ」を継続的に増加させていくことが企業価値の増大につながり、株主だけでなく全てのステークホルダーの長期的な利益とも合致するものと考えています。そして事業規模の拡大を図りつつ、ＥＶＡを増加させることを事業活動の目標としており、長期的な経営の方向、個別事業の評価、設備投資や買収などの評価、年度ごとの業績管理などにＥＶＡを活用しています。

5．中長期的な会社の経営戦略

家庭用製品事業、化粧品事業及び工業用製品事業をコア事業と位置づけ、研究開発を重視して消費者や顧客の立場にたった“よきモノづくり”を進め、これを通じて「お客さまと共に感動する会社」となることをめざしていきます。この方針のもと「商品の高付加価値化による利益ある成長の達成」を図っていくために、次の３つを最重点の事業目標として捉えて活動をしていきます。

① ビューティケアとヒューマンヘルスケアの事業領域での成長の加速

高い成長性が期待でき、花王グループの強みを活かせる事業領域のビューティケアとヒューマンヘルスケアを成長のドライバーと位置づけ、経営資源を集中して投下していきます。特に、既存のビューティケアの事業に加えて、前期に花王グループの一員となったモルトン・ブラウン社、カネボウ化粧品とともに、グローバルにビューティケア事業の発展・強化を図っていきます。

② 基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展

ファブリック＆ホームケア事業では、より清潔に、より快適に、楽しく過ごしていただける商品の開発に努めるほか、高まりつつある消費者の衛生、安心、環境意識に焦点を合わせた、新市場創造型商品の開発にも努めていきます。

③ グローバルに特徴ある強い工業用製品事業への注力

工業用製品事業では、日本・アジア、米州、欧州の三極の各社が緊密に連携したグローバルな事業展開と国や地域の状況に合わせたローカル主導でのリージョナル最適の両立を図りながら、事業の拡大と強化に取り組んでいきます。

さらに、上記の３点の事業目標を達成するために以下の「仕事の仕組みの革新」にも注力していきます。

① 高付加価値商品を創る仕組みづくり

消費者の価値観の多様化やニーズの変化が進む中、新たな価値を提案する商品創りのための新しいマーケティング、商品開発の手法を開発し、その革新的な手法を事業部門の業務プロセスの中に移入することでスピードある事業展開を実践していきます。

② グローバルマネジメント体制の確立

グローバルに市場競争が激化する中、花王グループの全体最適の実現、経営資源の有効な活用、及び経営の意思決定のスピードアップを図るために、日本と各国の役割を明確にしたマネジメント体制の革新を図っていきます。

６．会社の対処すべき課題

市場の成熟化や消費者、流通、競合他社の変化に加えて、原材料価格の上昇など、事業環境が厳しさを増している中で、当社の収益構造は大きく変化し、“利益ある成長”の達成が年々厳しくなってきています。

こうした中で当社は、「商品の高付加価値化による利益ある成長の達成」を図るために、基盤技術の強化や、花王中国研究開発センターの完成など研究技術開発面での一層の充実によって、また、マーケティング活動を取り巻く環境の変化への対応として、ＭＫ開発センターや生活者研究センターの活動などを通して、より付加価値を高めた商品の開発や新規事業の開拓と早期育成も行っていきます。特に“海外家庭用製品事業の成長の加速”という観点から、市場の成長が著しいアジア各国での家庭用製品事業については、まず現地の消費者・市場の実態をよく知ることに努め、“消費者起点”、“現場主義”を基本として当社の総力を結集することで引き続き事業の建て直しに取り組んでいきます。また化粧品事業では、カネボウ化粧品と相互に技術を最大限に活用した商品創りや、総合力を発揮した販売提案力の強化、および重点強化地域に特化した海外戦略によって、ブランド価値を高めていきます。さらに“工業用製品事業のグローバル展開の充実”という点では、グローバルに広がる顧客ニーズを的確に把握するとともに、将来の変化を予測し、より特徴のある強い工業用製品事業となるように注力していきます。

７．親会社等に関する事項

該当事項はありません。

３．経営成績及び財政状態

Ⅰ　経営成績

１．当中間期の概況

(億円)　(円)

	売上高	営業利益	経常利益	中間純利益	1株当たり中間純利益
平成18年9月中間期	6,025	584	584	295	54.26
平成17年9月中間期	4,830	630	636	384	70.75
伸長率	24.7%	Δ7.4%	Δ8.1%	Δ23.2%	Δ23.3%

（１）当中間期の業績全般の概況

我が国の経済は、企業収益の改善や設備投資の増加など民間需要に支えられて、回復しています。しかし、個人消費は、緩やかな増加傾向から、天候要因などで伸びは鈍化しており、国内の消費者物価も横ばいに推移しています。また、世界経済も、米国やアジアを中心に着実に回復していますが、原油価格の動向が内外経済に与える影響が大きくなっています。このような環境の中で、当社グループは商品の高付加価値化を推進し、市場の活性化を図ってきました。

売上高は、モルトン・ブラウン社やカネボウ化粧品が当社グループに加わったことと既存事業での成長により、前年同期より 1,194 億円増加し 6,025 億円（前年同期比＋24.7%）となりました。海外売上高の円安による為替変動の影響（＋100 億円）を除いた実質的な伸長率は 22.6%でした。

国内事業の売り上げは 26.7%の伸びとなりました。家庭用製品では、消費者の変化、流通の変化、社会の変化に加えて、厳しい市場競争が続いていますが、高付加価値新製品の発売や積極的なマーケティング活動により、売り上げは拡大しました。化粧品では、カネボウ化粧品も含めて、ほぼ計画通りに推移しました。工業用製品では、注力製品の伸長により堅調に推移しました。

海外事業の売り上げは、日本との一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、欧米家庭用製品と工業用製品は順調に推移し、19.2%の伸びとなりました。

売上原価は、前年同期の 2,107 億円から、2,449 億円となりました。コストダウン活動を一層進めましたが、売上数量の伸びに伴う増加のほかに、原材料価格が石油化学原料を中心に上昇したこと、更に日本国内では、円安による輸入原材料の価格が上昇したことなどで増加しました。この結果、**売上総利益**は、前年同期に比べ 31.3%、851 億円増加の 3,575 億円となりました。**販売費及び一般管理費**は、前年同期に比べて 42.9%、898 億円増加し、2,991 億円となりました。モルトン・ブラウン社やカネボウ化粧品の費用が加わった以外に、販売数量の伸びに伴う荷造発送費、新製品の上市や店頭での購買促進活動のための費用などが増加しました。

以上の結果、**営業利益**は前年同期の 630 億円から 46 億円減少し 584 億円（前年同期比Δ7.4%）となりました。なお、カネボウ化粧品関連の知的財産権及びのれんの償却費 130 億円を控除する前の営業利益は 714 億円となり、前年同期の営業利益を 83 億円上回りました。**営業外損益**は、前年同期の 5 億円の収益（純額）から、収益費用ほぼ同額となりました。これは主に、借入金や社債など有利子負債が増えたことに伴う支払利息の増加によるものです。

この結果、**経常利益**は 584 億円（対前年同期Δ51 億円）となりました。

特別損益は、12億円の損失（純額）となり前年同期とほぼ横ばいに推移しました。その結果、**税金等調整前中間純利益**は572億円（対前年同期Δ52億円）となりました。

知的財産権の償却費増加などにより、当期の課税所得が前期より減少し、当期末の将来減算一時差異を十分に上回ることが見込めなくなったため、税効果会計適用上のルールにより、過去に計上した売却時期未定の土地評価損など、スケジューリング（税務上の損金算入時期の特定あるいは見積もり）不能な将来減算一時差異に係る繰延税金資産を当中間期に取り崩し、法人税等調整額として税金費用を計上しました。そのため、税効果会計適用後の法人税等の負担率が、前年同期の37.4%から47.6%に増え、**中間純利益**は295億円（対前年同期Δ89億円）となりました。**1株当たり中間純利益**は54.26円／株となり、前年同期の70.75円／株より16.49円減少しました。

中間配当金は、繰延税金資産を取り崩して税金費用の計上を行いましたが、営業利益、経常利益とも当初計画の利益が確保できたことから、予定通り1株当たり1円増配の26円とさせていただきます。

ＥＶＡは、前年同期より減少していますが、その主な要因は、長期的な成長のドライバーとして取得した、モルトン・ブラウン社及びカネボウ化粧品の投下資本にかかる資本コストが増加していることによります。

当中間期の在外子会社等の財務諸表項目（収益及び費用）の為替換算レートは115.57円／米ドル、142.74円／ユーロでした。

（２）当中間期のセグメント別の概況

売上高は、家庭用製品事業では、国内、アジア及び欧米とも、順調に伸長しました。化粧品事業は、英国プレステージブランドのモルトン・ブラウンやカネボウ化粧品の貢献によって、大幅に拡大しました。工業用製品事業は、全般的に競争が激しくなりましたが、欧米での注力分野が成長の牽引役となり、順調に推移しました。

営業利益は、家庭用製品事業では、増収効果やコストダウン効果が発現しましたが、原材料価格の上昇がグローバルに続いていることにより横ばいに推移しました。化粧品事業では、カネボウ化粧品に係る商標権等の知的財産権及びのれんの減価償却費の増加などによって減少しましたが、この減価償却費の影響を除けば増加となりました。また、工業用製品事業では、拡売努力や注力製品の売り上げが伸長しましたが、原料価格上昇の影響を受けました。

（事業別業績）　（億円）

	売上高				営業利益		
	前年中間期	**当中間期**	伸長率(%)	補正後＊	前年中間期	**当中間期**	増減
家庭用製品	3,531	3,730	5.6	3.8	473	472	Δ0
化　粧　品	393	1,351	243.7	243.1	38	Δ6	Δ45
工業用製品	1,038	1,089	4.9	1.4	117	117	0
小計	4,962	6,170	－	－	629	583	Δ45
消去	Δ131	Δ145	－	－	1	0	Δ0
連結計	4,830	6,025	24.7	22.6	630	584	Δ46

（所在地別業績）　（億円）

	売上高				営業利益		
	前年中間期	当中間期	伸長率(%)	補正後＊	前年中間期	当中間期	増減
日　本	3,586	4,545	26.7	26.7	549	516	Δ 32
アジア	527	597	13.4	3.7	36	10	Δ 25
米　州	461	538	16.9	8.0	27	34	6
欧　州	496	633	27.6	22.5	25	19	Δ 5
小計	5,071	6,315	―	―	637	580	Δ 57
消去	Δ 240	Δ 290	―	―	Δ 7	3	10
連結計	4,830	6,025	24.7	22.6	630	584	Δ 46

＊ 売上高伸長率の「補正後」の値は、海外売り上げの為替レート変動による差異を補正した場合の伸長率

【家庭用製品事業】

家庭用製品の売上高は、前年同期に対して5.6%増の3,730億円（為替変動の影響を除く実質伸長率3.8%）となりました。国内事業は前年同期に対して3.1%の増加となり、海外事業も各地域で順調に増加しました。営業利益は、世界的な原材料価格上昇の影響を受け、前年同期に対してほぼ横ばいの472億円となりました。

① 日本

市場において、主要製品の消費者購入単価は前年同期とほぼ同じレベルに落ち着いてきましたが、下げ止まってはおりません。販売チャネルでは、ドラッグストアの伸長が続いています。こうした中で当社グループは、商品の高付加価値化による利益ある成長をめざして、基幹ブランドの一層の強化と新製品の発売、育成に努めました。また、マーケティングと販売が一体となったチェーンごと、エリアごとの活動を積極的に進め、市場の活性化を図りました。営業利益は、増収効果が発現し、コストダウン活動や費用の効率化にも努めましたが、原材料価格上昇の影響を大きく受けました。

（製品別売上高）　（億円）

	前年中間期	当中間期	伸長率
パーソナルケア製品	958	984	2.7%
ハウスホールド製品	1,206	1,223	1.4%
サニタリーほか製品	578	621	7.5%
計	2,744	2,830	3.1%

パーソナルケア製品の市場は、高付加価値化競争が進んでおり、シャンプー・リンスやヘアスタイリング剤など一部のカテゴリーでは、消費者購入単価が前年同期より上昇傾向にあります。

このような中、価値観や生活スタイルが変化している消費者のニーズに応えるため、スキンケアのカテゴリーでは、全身洗浄料「ビオレｕ」は、新しい香りや洗い上がりの良さを訴求して売り上げを伸ばしました。シャンプー・リンスのカテゴリーでは、「アジエンス　濃密ヘアマスク」を新発売し、「エッセンシャル」の全

面改良を行い好調に推移していますが、競争激化によりカテゴリー全体の売り上げは若干減少しました。オーラルケアのカテゴリーでは、口内環境清浄化をコンセプトに「ネバネバお口からサラサラお口へ」を訴求した歯磨き「薬用ピュオーラ」を洗口液とともに発売しました。

以上の結果、パーソナルケア製品の売り上げは前年同期と比べて2.7%上回りました。

主な新製品　　エッセンシャル　ダメージケア　ニュアンスエアリーシャンプー
リーゼ　サプライ　ヨーグルトワックス
薬用ピュオーラ　ハミガキ・洗口液

ハウスホールド製品は、厳しい市場競争が続いており、緩やかになってきているものの依然としてデフレ環境下にあります。

このような中、当社グループは基幹ブランドの高付加価値化に取り組みました。衣料用洗剤では、漂白成分と柔軟成分を配合した「アタック　ALL in」や柔軟成分を配合し、肌ざわりやわらかで香りが続く「液体ふんわりニュービーズ」を新発売しましたが、贈答品が低迷した事で売り上げは横ばいとなりました。柔軟仕上げ剤は「ハミングフレア　リラックスハーブの香り」の発売により、売り上げを拡大しました。食器用洗剤では、洗い上がりを実感できる「ファミリーキュキュット　ピンクグレープフルーツ」を発売し、またクエン酸を配合した自動食器洗い乾燥機専用品が好調に推移し、売り上げを拡大させました。また緑茶の茶葉から取り出した消臭成分を配合した衣料用消臭剤「リセッシュ」では、「気分リフレッシュな香り」を新発売し、消費者に支持され市場の拡大とともに好調に推移しました。

以上の結果、ハウスホールド製品の売り上げは前年同期と比べて1.4%上回りました。

主な新製品　　アタック　ALL in
キッチンマジックリン　消臭プラス
リセッシュ　気分リフレッシュな香り

サニタリーほか製品のうちサニタリー製品では、生理用品において肌ストレスを緩和する「ロリエ　エフ」が、着実に消費者の支持を得ており、商品ラインを充実させて、売り上げを伸ばしました。また、ベビー用紙おむつにおいて、基本性能の向上と、ブランド価値の増大を図るため、引き続き製品を改良しました。その結果、売り上げは前年同期を上回りました。大人用紙おむつ「リリーフ」も市場の拡大とともに、売り上げが伸長しました。

ヘルスケア製品では、健康機能油「エコナ」関連製品は、市場での競争激化の影響を受けました。また、健康機能飲料「ヘルシア」は、さわやかなグレープフルーツの味の「ヘルシアウォーター」を新発売して売り上げを伸ばしました。

以上の結果、サニタリーほか製品の売り上げは前年同期と比べて7.5%上回りました。

主な新製品　　ロリエ　エフ　ふつうの昼～軽い日用
リリーフ　リハビリスタートパンツ
ヘルシアウォーター

② アジア

市場が成長する中で、消費者ニーズの変化やグローバル流通チェーンの進出も続いており、市場構造が大きく変化しています。また競合各社との激しい競争も続いています。このような環境の中で当社グループは、日本を含めたアジア一体運営の構築に向けて取り組みを進めています。日本と現地とのマーケティング活動や販売活動の連携をより強化し、ヘアケアブランド「アジエンス」の展開を台湾、香港から、シンガポールにも拡大し、売り上げを伸ばしました。生理用品では「ロリエ　エフ」を香港、シンガポールに上市しました。また、タイでは衣料用洗剤「アタック　イージー」を発売し好調に推移しました。

以上の結果、売り上げは前年同期と比べ17.1%増加の315億円となりました。

③ 欧米

当社グループは、欧米市場ではパーソナルケア製品事業に特化し、商品の高付加価値化を図ってきました。米国の花王ブランズ社では、スキンケアブランド「ジャーゲンズ」で、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル・グロー」に、従来のボディー用のほか、フェイス用も追加して、売り上げを伸ばしました。また花王プロフェッショナル・サロン・サービシーズ社では、高級美容サロン向けブランド「KMS」を大幅にリニューアルし、売り上げを伸ばしました。以上の結果、当中間期の売り上げは前年同期と比べて12.6%増加し、622億円となりました。

【化粧品事業】

消費者の価値観や美意識、流通チャネルの変化が進む中、当社グループはブランド価値の向上をめざして、変化に対応した商品力・販売力の強化に取り組みました。カネボウ化粧品は、高級プレステージブランド「インプレス」、メイクアップブランド「ラヴーシュカ」を上市しました。また美白美容液「ブランシール　ホワイトニングコンクルージョン」などの新製品を発売し、売り上げは堅調に推移しました。花王ソフィーナでは、新スキンケアブランド「HADA・KA」の上市やメイクアップブランド「レイシャス　オーラチェンジファンデーション」「オーブ　ルージュ　モイスチュール」などの新製品を発売しました。モルトン・ブラウンは、新製品の追加と販売地域の拡大もあり、売り上げ増加に大きく寄与しました。

以上の結果、売上高は1,351億円（前年同期比＋243.7%）となりました。営業利益は、前年同期に対して45億円減少し、6億円のマイナスとなりましたが、計画通りに推移しております。なお、カネボウ化粧品関連償却費控除前では123億円となり、前年同期の営業利益を84億円上回りました。

主な新製品	ブランシール　ホワイトニングコンクルージョン
	エスト　ポアソリューション
	モルトン・ブラウン　スキンカラーシリーズ

【工業用製品事業】

国内においては、企業収益の改善や設備投資の増加がみられるなど、景気は引き続き回復基調ではありますが、原油価格の変動によるコストアップが世界経済に大きなインパクトを与えています。このような中で、コア分野である油脂、機能材料及びスペシャルティケミカルズで事業拡大に努めました。その結果、売上高は前年同期に対して4.9%増の1,089億円（為替変動の影響を除く実質伸長率＋1.4%）、営業利益は原料価格高騰の影響を受けましたが、売り上げ増加により前年同期とほぼ同額の117億円となりました。

① 日本

国内では、機能材料事業では、樹脂関連の添加剤やコンクリート用高性能減水剤が順調に推移しましたが、油脂事業では、対象市場の不振もあり、伸び悩みました。顧客に密着して高付加価値を提案しているスペシャルティケミカルズ事業は、ハードディスク用の研磨剤が大きく伸長し、電子部品洗浄剤などの製品も、特長が顧客の評価を得て拡大しましたが、トナー・トナーバインダー及びインクジェットプリンターインク用色材は前年同期を下回りました。以上の結果、売上高は578億円となり、前年同期を2.1%上回りました。

② アジア

中華圏は、高い経済成長を続ける中国で売り上げを拡大させ、また台湾では液晶産業の成長などに伴い、売り上げを伸ばしました。一方、マレーシア及びフィリピンで製造している油脂アルコール製品は、当社の独自技術による品質の高さが評価されており、グローバルに拡売に努めましたが、市況の軟化により伸び悩みました。以上の結果、売上高は264億円となり、前年同期を2.9%上回りました。

③ 欧米

トナー・トナーバインダー事業は、日本、米国及び欧州の三極の市場伸長に対応した積極的な設備投資を実施し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤や三級アミンが製品の特長を評価され、売り上げを伸ばしました。以上の結果、売上高は405億円となり、前年同期と比べて12.0%増加しました。

2. 通期の見通し

(億円)　(円)

	売上高	営業利益	経常利益	当期純利益	1株当たり当期純利益
平成19年3月期	12,200	1,170	1,150	680	124.78
平成18年3月期	9,712	1,201	1,219	711	130.58
伸長率	25.6%	Δ 2.6%	Δ 5.7%	Δ 4.4%	Δ 4.4%

(1) 通期の業績全般の見通し

国内経済は企業収益の好調が、家計にも波及しており、民間需要主導の景気回復が続くものと見込まれています。雇用情勢の改善が家計の所得改善につながっているものの、個人消費は伸びが鈍化しはじめており、消費者物価も石油関連製品価格の動向による影響が見込まれます。また、世界経済は米国やアジアを中心として堅調に推移しておりますが、なお不透明感の残る状況が続くものと思われます。

国内の家庭用製品市場では、販売価格の下落傾向には変化がみられ、数量も回復の傾向を示していますが、引き続き厳しい市場競争が続くものと予想されます。海外は、市場は成長するものの競争環境は引き続き激化するものと予想されます。

このような中で当社グループは、商品の高付加価値化による利益ある成長をめざしてまいります。特に高い成長性が期待できる、ヘアケア、スキンケアなどの家庭用製品や化粧品を含めたビューティケアと、ヒューマンヘルスケアに注力していきます。また、基盤事業であるファブリック＆ホームケア事業でも、さらな

る強化・発展に努めてまいります。**家庭用製品事業**においては、モノづくりの原点である商品開発力を強化し、また基幹ブランド強化のために、経営資源を集中して積極的な新製品投入、マーケティングと販売活動を行っていきます。これにより国内市場での競争力強化を図るとともに、売り上げの伸長をめざします。成長市場であるアジアでは、日本を含めたアジア一体運営のもとに、現地と日本の役割を明確にし、商品の開発から販売にいたるまでのあらゆる部門が一体となり、グループの総合力を発揮させていきます。また、一層高いレベルの効率化を図るため、アジア地域を対象としたサプライチェーン・マネジメントの構築をめざします。欧米の家庭用製品では、花王ブランズ社で「ジョン・フリーダ」をはじめ多くのプレミアムブランドを育成していきます。**化粧品事業**は、流通チャネルの変化に対応するとともに、カネボウ化粧品やモルトン・ブラウン社とのシナジーを発揮し、特長ある新製品の発売などによる一層のブランド価値の向上に努めます。**工業用製品事業**については、油脂、機能材料、スペシャルティケミカルズの事業において、各事業の特徴を活かした運営に努めます。また当社グループの特長ある製品について、市場動向を的確に予測した積極的な設備投資を行い、グローバルに事業の拡大を図ってまいります。

以上により、**売上高**は前期より 2,487 億円増加の 1 兆 2,200 億円（伸長率＋25.6%）を見込んでおります。一方、**営業利益**は、カネボウ化粧品分が増加するものの、商標権等の知的財産権及びのれんの減価償却費が発生することや原材料価格の上昇などにより、1,170 億円（伸長率Δ2.6%）、**経常利益**は、借入金など有利子負債の増加の影響もあり、金融費用が増えることから 1,150 億円（伸長率Δ5.7%）を見込みます。**当期純利益**は、繰延税金資産の取り崩しによる税金費用の発生を考慮して 680 億円（伸長率Δ4.4%）を見込んでおります。

利益は、繰延税金資産の取り崩しの影響などにより、当初予想より減少しますが、**配当金**は安定的かつ継続的に行うことを重視して、当初の予定通り期末配当金を 26 円とし、中間配当金と合わせて年 2 円増配の 1 株当たり 52 円とさせていただく予定です。

ＥＶＡは、長期的な成長のドライバーとしてモルトン・ブラウン社及びカネボウ化粧品を取得したこと、及び既存事業の成長で、NOPAT（税引後営業利益）は増加するものの、一方で投下資本の増加によって資本コストはそれ以上増加するため、前期を下回る見込みです。

（２）通期の業績見通しの前提条件

以上の業績見通しの他、主要な為替レートは、117 円／米ドル、145 円／ユーロとしています。

Ⅱ 財政状態

1．当中間期の概況

（連結財政状態）　　　　　　　　　　　　　　　　　　　　（億円）

	前期	当中間期	増減
総資産	12,205	12,270	64
純資産	5,096	5,331	235
自己資本比率	41.8%	42.8%	
1株当たり純資産	935.11円	962.65円	27.54円

（連結キャッシュ・フローの状況）　　　　　　　　　　　　（億円）

	前年中間期	当中間期	増減
営業活動によるキャッシュ・フロー	646	857	210
投資活動によるキャッシュ・フロー	Δ451	Δ300	150
財務活動によるキャッシュ・フロー	Δ154	Δ468	Δ314
換算差額	10	Δ13	Δ23
現金及び現金同等物の増減額	51	74	22
現金及び現金同等物の期首残高	704	675	Δ28
新規連結に伴う現金及び現金同等物の増加高	7	-	Δ7
連結除外に伴う現金及び現金同等物の減少額	Δ8	-	8
現金及び現金同等物の中間期末残高	755	749	Δ5
借入金・社債中間期末残高	222	3,769	3,546

総資産は、前期末に比べ64億円増加して、1兆2,270億円となりました。主な増加は、事業拡大及び中間期末日が休日による売掛金の増加185億円であり、主な減少は、繰延税金資産の減少52億円です。

負債は、前期末に比べ81億円減少して、6,938億円となりました。主な増加は、事業拡大及び中間期末日が休日による買掛金の増加103億円や未払費用の増加225億円であり、主な減少は、借入金など有利子負債の減少310億円です。なお、借入金と社債の中間期末残高は3,769億円となりました。

少数株主持分を含めた**純資産**は、前期末に比べ146億円増加し、5,331億円となりました。主な増加は、中間純利益295億円であり、主な減少は、配当金の支払い136億円です。以上の結果、自己資本比率は、前期末の41.8%から42.8%に増加しました。

営業活動によって得られたキャッシュ・フローは、前年同期と比較して210億円増加し、857億円となりました。当中間期においては、税金等調整前中間純利益は572億円、減価償却費は437億円となり、一方、法人税等の支払額は203億円となりました。

投資活動に使用されたキャッシュ・フローは、前年同期と比較して150億円減少し、300億円となりました。主に、設備投資など有形固定資産と無形固定資産の取得による支出367億円です。

財務活動に使用されたキャッシュ・フローは、前年同期と比較して314億円増加し、468億円の支出となりました。当中間期において、カネボウ化粧品の株式等の取得資金としての短期借入金を、社債の発行や長期の借入金に借り換えたほか、一部返済を行いました。また少数株主を含めた配当金の支払いは、149億円となりました。

以上の結果、現金及び現金同等物の当中間期末残高は、前期末に比べて74億円増加し、749億円となりました。

2．通期の見通し

営業活動によって得られるキャッシュ・フローは、前期に比べ増加することを見込んでおります。税金等調整前当期純利益は、カネボウ化粧品を連結することに伴うのれんの償却費が発生し、前期に比べ減少すると予想しておりますが、同時に商標権等の知的財産権の償却費を含め減価償却費が約890億円と大幅に増加する見込です。

投資活動に使用されるキャッシュ・フローは、前期と比較すると大幅に減少する見込みです。国内外で能力増強や合理化などの設備投資を含め、資本的支出として約700億円を予定しております。

財務活動に使用されるキャッシュ・フローでは、カネボウ化粧品の株式等を取得するために借り入れた資金を、今後計画的に返済してまいります。また、配当金の支払額は、前期より約40億円増加する予定です。なお、借入金・社債の期末残高は、3,600億円程度になる予定です。

以上の結果、当期の現金及び現金同等物の期末残高は、前期末と比べてほぼ横ばいの700億円程度を予想しております。

3．キャッシュ・フロー指標のトレンド

	第97期 平成15年3月期	第98期 平成16年3月期	第99期 平成17年3月期	第100期 平成18年3月期	第101期 平成18年9月 中間期
自己資本比率（%）	57.9	59.1	65.1	41.8	42.8
時価ベースの自己資本比率（%）	186.0	179.8	195.2	138.4	139.9
債務償還年数（年）	0.4	0.5	0.3	3.6	－
インタレスト・カバレッジ・レシオ	85.8	91.3	120.1	82.1	48.7

(注)　自己資本比率：(純資産－新株予約権－少数株主持分）／総資産
時価ベースの自己資本比率：株式時価総額／総資産
債務償還年数：有利子負債／営業キャッシュ・フロー（中間期は記載しておりません）
インタレスト・カバレッジ・レシオ：営業キャッシュ・フロー／利払い

＊各指標は、いずれも連結ベースの財務数値により算出しております。
＊株式時価総額は、期末(中間期末)株価終値×期末(中間期末)発行済株式数（自己株式控除後）により算出しております。
＊営業キャッシュ・フローは連結(中間連結)キャッシュ・フロー計算書の営業活動によるキャッシュ・フローを使用しております。有利子負債は、連結(中間連結)貸借対照表に計上されている負債のうち利子を支払っている全ての負債を対象としております。また、利払いについては、連結(中間連結)キャッシュ・フロー計算書の利息の支払額を使用しております。

Ⅲ　事業等のリスク

企業が事業を遂行している限り、さまざまなリスクが伴います。当社グループにおいては、これらのリスクの発生を防止、分散、あるいはリスクヘッジすることによりリスクの合理的な軽減を図っております。しかし、以下のような予想を超える事態等が生じた場合には、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。なお、文中における将来に関する事項は、中間決算発表日（平成18年10月23日）現在において当社が判断したものであります。

（1）品質管理につきましては、当社グループは顧客の視点に立ち、関連法規の遵守並びに国際的に認知されている品質管理基準に従って設計、製造を行っております。発売前の開発段階では、徹底的に安全性に関しての試験、調査研究を行い、品質的に優れたものであることを確認しております。また発売後には、消費者相談窓口を通じて、商品への意見、要望などをくみ上げ、さらなる品質向上に努めております。しかしながら、予想を超える重大な品質トラブルが発生した場合には、当該ブランドの問題だけではなく、当社グループの商品全体の評価にも重大な影響を与え、売り上げの低下によって、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

（2）大規模地震の発生につきましては、日本各地で発生する可能性が高いと言われております。当社グループは、全ての生産工場を対象に耐震診断を実施し、耐震補強工事の実施など、強化を図っております。しかしながら、予想を超える大規模地震が発生した場合には、これらの対策を実施したにもかかわらず、原材料の確保、生産の継続、商品の市場への供給などに支障をきたし、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。

（3）輸出入の貿易取引と配当金などの貿易外取引を含めた外国通貨建ての取引については為替相場の変動による影響を受けますが、外貨預金口座を通じての決済、為替予約取引や通貨スワップ取引などにより為替変動リスクをヘッジすることにしており、経営成績に与える影響を軽減しております。なお、投機的なデリバティブ取引は行っておりません。しかしながら、在外連結子会社の売り上げ、費用、資産を含む現地通貨建ての項目は、連結財務諸表の作成において円換算するため、換算時の為替レートが予想を超えて大幅に変動した場合には、円換算後の価値も大幅に変動し、当社グループの経営成績及び財政状態が影響を受けます。

４．中間連結財務諸表等

（1）中間連結貸借対照表

（単位：百万円）

科目 ＼ 期別	前年中間期（平成17年9月30日現在）金額	構成比	当中間期（平成18年9月30日現在）金額	構成比	前期（平成18年3月31日現在）金額	構成比	増減（△印減）金額
（資産の部）		%		%		%	
Ⅰ 流動資産	304,782	42.0	374,195	30.5	364,613	29.9	9,581
現金及び預金	54,141		44,400		47,384		△ 2,983
受取手形及び売掛金	105,947		147,635		129,120		18,515
有価証券	24,370		27,592		20,189		7,402
たな卸資産	89,151		108,106		105,853		2,252
繰延税金資産	14,045		20,277		19,479		797
その他	19,098		28,358		44,781		△ 16,423
貸倒引当金	△ 1,972		△ 2,174		△ 2,196		21
Ⅱ 固定資産	421,437	58.0	852,829	69.5	855,872	70.1	△ 3,042
1．有形固定資産	261,833	36.0	285,387	23.3	282,796	23.1	2,591
建物及び構築物	89,996		95,613		95,097		515
機械装置及び運搬具	80,869		90,359		90,520		△ 161
工具、器具及び備品	10,819		13,219		12,487		731
土地	62,063		67,094		67,111		△ 17
建設仮勘定	18,083		19,100		17,578		1,522
2．無形固定資産	112,580	15.5	459,261	37.4	466,221	38.2	△ 6,959
のれん	57,246		260,473		267,152		△ 6,679
商標権	40,723		158,259		156,241		2,018
その他	14,610		40,528		42,827		△ 2,298
3．投資その他の資産	47,023	6.5	108,180	8.8	106,854	8.8	1,325
投資有価証券	16,811		17,018		18,298		△ 1,279
長期貸付金	285		171		293		△ 121
繰延税金資産	14,680		50,201		56,212		△ 6,011
その他	15,420		40,972		32,333		8,639
貸倒引当金	△ 173		△ 184		△ 283		98
Ⅲ 繰延資産	121	0.0	36	0.0	77	0.0	△ 40
資産合計	726,341	100.0	1,227,062	100.0	1,220,564	100.0	6,498

（注）増減は、当中間期と前期との比較で表示しております。

(単位：百万円)

科目 ＼ 期別	前年中間期 (平成17年9月30日現在) 金額	構成比	当中間期 (平成18年9月30日現在) 金額	構成比	前期 (平成18年3月31日現在) 金額	構成比	増減 (△印減) 金額
（負債の部）		%		%		%	
Ⅰ 流動負債	221,660	30.5	313,508	25.5	436,193	35.7	△ 122,684
支払手形及び買掛金	76,192		106,851		96,507		10,343
短期借入金	19,739		21,491		166,759		△ 145,268
一年以内に償還予定の転換社債	1,068		-		-		-
一年以内に返済予定の長期借入金	711		22,806		22,699		107
未払金	20,017		26,004		27,478		△ 1,473
未払費用	67,330		98,460		75,951		22,509
未払法人税等	20,087		17,993		17,510		482
その他	16,512		19,901		29,286		△ 9,385
Ⅱ 固定負債	17,862	2.5	380,365	31.0	265,790	21.8	114,575
社債	-		99,995		-		99,995
長期借入金	735		232,654		218,545		14,109
退職給付引当金	3,677		30,053		29,439		614
役員退職慰労引当金	180		163		180		△ 17
その他	13,269		17,498		17,625		△ 126
負債合計	239,522	33.0	693,874	56.5	701,983	57.5	△ 8,109
（少数株主持分）							
少数株主持分	7,533	1.0	-	-	8,903	0.7	-
（資本の部）							
Ⅰ 資本金	85,424	11.8	-	-	85,424	7.0	-
Ⅱ 資本剰余金	109,561	15.1	-	-	109,561	9.0	-
Ⅲ 利益剰余金	327,872	45.1	-	-	345,941	28.3	-
Ⅳ その他有価証券評価差額金	4,850	0.7	-	-	5,860	0.5	-
Ⅴ 為替換算調整勘定	△ 36,041	△5.0	-	-	△ 26,944	△2.2	-
Ⅵ 自己株式	△ 12,381	△1.7	-	-	△ 10,165	△0.8	-
資本合計	479,285	66.0	-	-	509,676	41.8	-
負債、少数株主持分及び資本合計	726,341	100.0	-	-	1,220,564	100.0	-
（純資産の部）							
Ⅰ 株主資本	-	-	546,589	44.6	-	-	-
資本金	-	-	85,424	7.0	-	-	-
資本剰余金	-	-	109,571	8.9	-	-	-
利益剰余金	-	-	361,798	29.5	-	-	-
自己株式	-	-	△ 10,204	△0.8	-	-	-
Ⅱ 評価・換算差額等	-	-	△ 21,982	△1.8	-	-	-
その他有価証券評価差額金	-	-	4,951	0.4	-	-	-
為替換算調整勘定	-	-	△ 26,933	△2.2	-	-	-
Ⅲ 新株予約権	-	-	301	0.0	-	-	-
Ⅳ 少数株主持分	-	-	8,278	0.7	-	-	-
純資産合計	-	-	533,187	43.5	-	-	-
負債純資産合計	-	-	1,227,062	100.0	-	-	-

(注) 増減（負債の部のみ）は、当中間期と前期との比較で表示しております。

（2）中間連結損益計算書

（単位：百万円）

科目 ＼ 期別	前年中間期（自 平成17年4月1日 至 平成17年9月30日）金額	百分比	当中間期（自 平成18年4月1日 至 平成18年9月30日）金額	百分比	増減（△印減）金額	前期（自 平成17年4月1日 至 平成18年3月31日）金額	百分比
		%		%			%
Ⅰ 売上高	483,098	100.0	602,538	100.0	119,439	971,230	100.0
Ⅱ 売上原価	210,722	43.6	244,981	40.7	34,259	427,734	44.0
売上総利益	272,376	56.4	357,556	59.3	85,180	543,496	56.0
Ⅲ 販売費及び一般管理費	209,305	43.3	286,113	47.4	76,808	420,759	43.3
カネボウ化粧品関連償却費控除前営業利益	63,070	13.1	71,442	11.9	8,371	122,736	12.7
Ⅳ カネボウ化粧品関連償却費	－	－	13,015	2.2	13,015	2,601	0.3
営業利益	63,070	13.1	58,426	9.7	△ 4,643	120,134	12.4
Ⅴ 営業外収益	1,970	0.4	3,226	0.5	1,256	4,528	0.5
受取利息	453		1,002		549	1,161	
受取配当金	63		78		15	93	
為替差益	－		330		330	13	
その他	1,453		1,815		361	3,260	
Ⅵ 営業外費用	1,402	0.3	3,172	0.5	1,769	2,706	0.3
支払利息	469		1,990		1,520	1,396	
持分法による投資損失	173		438		264	593	
為替差損	504		－		△ 504	－	
その他	254		743		489	716	
経常利益	63,638	13.2	58,480	9.7	△ 5,157	121,956	12.6
Ⅶ 特別利益	290	0.0	267	0.0	△ 22	1,663	0.1
固定資産売却益	161		195		34	241	
投資有価証券売却益	74		7		△ 67	1,202	
その他	55		65		9	219	
Ⅷ 特別損失	1,442	0.3	1,491	0.2	49	6,711	0.7
固定資産除売却損	1,009		1,197		187	2,561	
減損損失	109		158		48	233	
その他	322		135		△ 187	3,916	
税金等調整前中間（当期）純利益	62,486	12.9	57,256	9.5	△ 5,229	116,908	12.0
法人税、住民税及び事業税	20,539	4.2	20,552	3.4	12	38,695	4.0
法人税等調整額	2,831	0.6	6,674	1.1	3,843	5,971	0.6
少数株主利益（減算）	628	0.1	458	0.1	△ 170	1,101	0.1
中間（当期）純利益	38,486	8.0	29,571	4.9	△ 8,915	71,140	7.3

（注）1．増減は当中間期と前年中間期との比較で表示しております。
2．Ⅳのカネボウ化粧品関連償却費は、当中間期は、商標権等の知的財産権及びのれんの償却費であり、前期は、商標権等の知的財産権の償却費であります。

（3） 中間連結剰余金計算書

（単位：百万円）

科目 ＼ 期別	前年中間期 自 平成17年4月 1日 至 平成17年9月30日 金額	前期 自 平成17年4月 1日 至 平成18年3月31日 金額
（資本剰余金の部）		
Ⅰ 資本剰余金期首残高	109,561	109,561
Ⅱ 資本剰余金中間期末（期末）残高	109,561	109,561
（利益剰余金の部）		
Ⅰ 利益剰余金期首残高	299,345	299,345
Ⅱ 利益剰余金増加高	40,334	72,987
中間（当期）純利益	38,486	71,140
連結会社等の増加による増加高	1,847	1,847
Ⅲ 利益剰余金減少高	11,808	26,392
配当金	10,354	23,955
役員賞与	91	91
自己株式処分差損	1,361	2,345
Ⅳ 利益剰余金中間期末（期末）残高	327,872	345,941

（4）中間連結株主資本等変動計算書

当中間期（自平成18年4月1日　至平成18年9月30日）　　　　(単位：百万円)

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年3月31日　残高	85,424	109,561	345,941	△10,165	530,760
中間期間中の変動額					
利益処分による剰余金の配当			△13,623		△13,623
利益処分による役員賞与			△90		△90
中間純利益			29,571		29,571
自己株式の取得				△448	△448
自己株式の処分		10		409	420
株主資本以外の項目の中間期間中の変動額（純額）					
中間期間中の変動額合計	-	10	15,857	△38	15,828
平成18年9月30日　残高	85,424	109,571	361,798	△10,204	546,589

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年3月31日　残高	5,860	△26,944	△21,084	-	8,903	518,580
中間期間中の変動額						
利益処分による剰余金の配当						△13,623
利益処分による役員賞与						△90
中間純利益						29,571
自己株式の取得						△448
自己株式の処分						420
株主資本以外の項目の中間期間中の変動額（純額）	△909	11	△897	301	△625	△1,221
中間期間中の変動額合計	△909	11	△897	301	△625	14,607
平成18年9月30日　残高	4,951	△26,933	△21,982	301	8,278	533,187

（5）中間連結キャッシュ・フロー計算書

（単位：百万円）

科目 ＼ 期別	前年中間期（自 平成17年4月1日 至 平成17年9月30日）金額	当中間期（自 平成18年4月1日 至 平成18年9月30日）金額	前期（自 平成17年4月1日 至 平成18年3月31日）金額
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前中間（当期）純利益	62,486	57,256	116,908
減価償却費	27,640	43,762	60,758
固定資産除売却損益（利益：△）	848	1,001	2,320
受取利息及び受取配当金	△ 516	△ 1,080	△ 1,254
支払利息	469	1,990	1,396
為替差損益（差益：△）	861	△ 212	494
持分法による投資損益（利益：△）	173	438	593
売上債権の増減額（増加：△）	△ 602	△ 17,803	618
たな卸資産の増減額（増加：△）	△ 5,277	△ 1,893	△ 4,592
前払年金費用の増減額（増加：△）	680	△ 7,885	△ 8,467
仕入債務の増減額（減少：△）	4,019	10,291	△ 1,759
未払金・未払費用の増減額（減少：△）	5,156	20,300	969
退職給付引当金の増減額（減少：△）	△ 6,585	567	△ 6,614
その他	△ 5,440	△ 156	△ 3,395
小計	83,916	106,577	157,976
利息及び配当金の受取額	1,856	1,225	3,379
利息の支払額	△ 465	△ 1,762	△ 1,428
法人税等の支払額	△ 20,611	△ 20,311	△ 42,634
営業活動によるキャッシュ・フロー	64,695	85,729	117,292
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出	△ 2,999	-	△ 2,999
有価証券の償還による収入	6,000	-	8,999
有形固定資産の取得による支出	△ 22,216	△ 22,548	△ 49,528
有形固定資産の売却による収入	664	363	1,482
無形固定資産の取得による支出	△ 1,380	△ 14,176	△ 151,660
投資有価証券の取得による支出	△ 17	△ 625	△ 36
投資有価証券の償還及び売却による収入	8,031	17	9,300
新規連結子会社の株式取得等に伴う支出	△ 31,656	-	△ 293,034
短期貸付金の純増減額（増加：△）	△ 110	12,282	△ 84
長期貸付による支出	△ 428	△ 515	△ 897
その他資産の増減額（増加：△）	△ 1,033	△ 4,876	△ 1,076
投資活動によるキャッシュ・フロー	△ 45,146	△ 30,079	△ 479,535
Ⅲ 財務活動によるキャッシュ・フロー			
短期借入金の純増減額（減少：△）	813	△ 145,641	146,683
長期借入による収入	85	30,628	240,245
長期借入金の返済による支出	△ 122	△ 16,535	△ 547
社債の発行による収入	-	99,681	-
自己株式の取得による支出	△ 5,517	△ 448	△ 6,056
配当金の支払額	△ 10,354	△ 13,629	△ 23,980
少数株主への配当金の支払額	△ 590	△ 1,320	△ 592
その他	273	417	970
財務活動によるキャッシュ・フロー	△ 15,413	△ 46,848	356,721
Ⅳ 現金及び現金同等物に係る換算差額	1,055	△ 1,341	2,727
Ⅴ 現金及び現金同等物の増減額（減少：△）	5,190	7,460	△ 2,794
Ⅵ 現金及び現金同等物の期首残高	70,409	67,527	70,409
Ⅶ 新規連結に伴う現金及び現金同等物の増加高	760	-	760
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	△ 848	-	△ 848
Ⅸ 現金及び現金同等物の中間期末（期末）残高	75,511	74,987	67,527

中間連結財務諸表作成のための基本となる重要な事項

1．連結の範囲

連結子会社…………104社（新規1社、除外0社）

主要会社名：花王販売（株）、（株）カネボウ化粧品、カネボウ化粧品販売（株）、花王化粧品販売（株）、上海花王有限公司、Kao (Taiwan) Corporation、Kao Brands Company、KPSS - Kao Professional Salon Services GmbH、Kao Corporation S.A.

（株）カネボウ化粧品及びそのグループ会社は、貸借対照表のみ前期に連結されており、損益計算書については、当中間期より連結されております。

（新　規）・当中間期において新たに設立した子会社1社
Molton Brown GmbH

非連結子会社………14社

主要会社名：花王ロジスティクス（株）、花王システム物流（株）、（株）KCロジスティクス、花王マーチャンダイジングサービス（株）

なお、非連結子会社14社の総資産、売上高、中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。

2．持分法の適用

持分法適用非連結子会社……………………12社（新規0社、除外0社）

主要会社名：花王ロジスティクス（株）、花王システム物流（株）、（株）KCロジスティクス、花王マーチャンダイジングサービス（株）

持分法適用関連会社…………………………10社（新規0社、除外0社）

主要会社名：昭和興産（株）、ニベア花王（株）、Kao (Malaysia) Sdn. Bhd.

持分法を適用していない非連結子会社……2社

会社名：Kao (S) 2003 Private Limited、Kanebo Cosmetics U.K. Ltd.

持分法を適用していない関連会社…………2社

主要会社名：Kao Trading (Malaysia) Sdn. Bhd.、Chia Lih Pau Chemical Co., Ltd.

なお、持分法を適用していない非連結子会社2社及び関連会社2社の合計の中間純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、中間連結財務諸表に及ぼす影響は軽微であります。

3．連結子会社の中間決算日等

連結子会社のうち、花王販売（株）、花王化粧品販売（株）、愛媛サニタリープロダクツ（株）、花王クエーカー（株）、花王プロフェッショナル・サービス（株）以外の子会社の中間決算日は6月30日であり、中間連結決算日との差は3ヶ月以内であるため、当該連結子会社の中間決算日現在の中間財務諸表を基礎として連結を行っております。ただし、中間連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。

4．会計処理基準

（イ）重要な資産の評価基準及び評価方法

①有価証券

満期保有目的の債券……償却原価法（定額法）

その他有価証券

時価のあるもの……中間決算日の市場価格等に基づく時価法
（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定）

時価のないもの……主として移動平均法による原価法

②デリバティブ………………時価法

③たな卸資産…………………主として総平均法による低価法

(ロ) 重要な減価償却資産の減価償却の方法

①有形固定資産……当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。

なお、主な耐用年数は以下のとおりであります。

建物…………… 21～35年

機械及び装置…… 7年、9年

また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。

②無形固定資産……定額法を採用しております。

なお、主な耐用年数は以下のとおりであります。

のれん…………………… 15年、20年

特許権…………………… 8年

商標権…………………… 10年

自社利用のソフトウェア…… 5年

(ハ) 重要な引当金の計上基準

①貸倒引当金

当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。

②退職給付引当金

当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当中間期末における退職給付債務及び年金資産の見込額に基づき計上しております。

会計基準変更時差異については、15年による均等額を費用処理しております。

過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。

数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生連結会計年度から費用処理しております。

なお、当中間期末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。

③役員退職慰労引当金

役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当中間期末の残高は、現任取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。

(ニ) 重要な外貨建の資産又は負債の本邦通貨への換算の基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

なお、在外子会社等の資産及び負債は、中間決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における少数株主持分及び為替換算調整勘定に含めて計上しております。

(ホ) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。

（ヘ）重要なヘッジ会計の方法

①ヘッジ会計の方法

主として繰延ヘッジ処理を採用しております。

なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約	外貨建貸付金及び外貨建予定取引
通貨スワップ	外貨建貸付金
金利スワップ	借入金及び社債

③ヘッジ方針

主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。

なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。

（ト）その他中間連結財務諸表作成のための重要な事項

消費税等の会計処理は、税抜方式によっております。

5．中間連結キャッシュ・フロー計算書における資金の範囲

中間連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなっております。

中間連結財務諸表作成のための基本となる重要な事項の変更

1．貸借対照表の純資産の部の表示に関する会計基準

当中間期より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号平成 17 年 12 月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号平成 17 年 12 月９日）を適用しております。従来の資本の部の合計に相当する金額は 524,607 百万円であります。なお、中間連結財務諸表規則の改正により、当中間期末における中間連結貸借対照表の純資産の部については、改正後の中間連結財務諸表規則により作成しております。

2．役員賞与に関する会計基準

当中間期より、「役員賞与に関する会計基準」（企業会計基準第４号平成 17 年 11 月 29 日）を適用しております。これにより営業利益、経常利益及び税金等調整前中間純利益は、それぞれ 47 百万円減少しております。

3．ストック・オプション等に関する会計基準

当中間期より、「ストック・オプション等に関する会計基準」（企業会計基準第８号平成 17 年 12 月 27 日）及び「ストック・オプション等に関する会計基準等の適用指針」（企業会計基準適用指針第 11 号平成 18 年５月 31 日）を適用しております。これにより営業利益、経常利益及び税金等調整前中間純利益は、それぞれ 301 百万円減少しております。

注記事項

(中間連結貸借対照表関係)

	前年中間期 (百万円)	当中間期 (百万円)	前期 (百万円)
1. 有形固定資産の減価償却累計額	772,547	801,157	793,352
2. 担保資産及び担保付債務			
担保に供している資産の額（簿価）			
売掛金	217	185	216
有形固定資産等	901	564	1,269
計	1,118	750	1,485
上記に対応する債務			
短期借入金	395	85	396
長期借入金	43	-	-
計	439	85	396
3. 保証債務			
関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証			
・European Distribution Service GmbH	2,306	2,320	2,291
・従業員等	1,171	711	878
計	3,478	3,032	3,170
4. 割引手形残高	-	602	681

(中間連結損益計算書関係)

	前年中間期 (百万円)	当中間期 (百万円)	前期 (百万円)
1. 販売費及び一般管理費のうち主要な費目及び金額			
荷造発送費	25,813	33,533	51,947
広告宣伝費	42,984	51,140	83,769
拡売費及び販促費	19,271	33,187	38,722
給料手当・賞与	35,875	57,052	73,157
研究開発費	19,965	21,225	40,262
2. 固定資産売却益の内訳			
機械装置及び運搬具	128	180	183
その他	33	15	57
3. 固定資産除売却損の内訳			
機械装置及び運搬具	515	712	1,149
建物及び構築物	292	380	895
その他	202	103	516

（中間連結株主資本等変動計算書関係）

当中間期（自　平成18年４月１日　至　平成18年９月30日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

（千株）

	前期末株式数	当中間期増加株式数	当中間期減少株式数	当中間期末株式数
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式(注)	4,497	147	160	4,484
合計	4,497	147	160	4,484

（注）普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取りによる増加であります。
普通株式の自己株式の株式数の減少160千株は、ストックオプションの行使による減少121千株及び単元未満株式の売渡しによる減少39千株であります。

２．配当に関する事項

(1) 配当金支払額

決議	株式の種類	配当金の総額（百万円）（注）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月29日定時株主総会	普通株式	13,623	25	平成18年3月31日	平成18年6月29日

（注）持分法適用関連会社が所有する自己株式にかかる配当金のうち、持分相当額を控除しております。
なお、控除前の金額は、13,637百万円であります。

(2) 基準日が当中間期に属する配当のうち、配当の効力発生日が中間期末後となるもの

決議	株式の種類	配当金の総額（百万円）	配当の原資	１株当たり配当額（円）	基準日	効力発生日
平成18年10月23日取締役会	普通株式	14,183	利益剰余金	26	平成18年9月30日	平成18年12月1日

（中間連結キャッシュ・フロー計算書関係）

	前年中間期 （百万円）	当中間期 （百万円）	前　期 （百万円）
現金及び現金同等物の中間期末（期末）残高と中間連結貸借対照表（連結貸借対照表）に掲記されている科目の金額との関係			
現金及び預金勘定	54,141	44,400	47,384
預入期間が３ヶ月を超える定期預金	△ 1	△ 5	△ 47
有価証券勘定	24,370	27,592	20,189
取得日から償還日までの期間が３ヶ月を超える債券等（有価証券）	△ 2,999	－	－
短期貸付金（流動資産のその他）	－	－	0
金銭債権信託受益権（流動資産のその他）	－	3,000	－
現金及び現金同等物	75,511	74,987	67,527

① セグメント情報

(1) 事業の種類別セグメント情報

前年中間期（自 平成17年４月１日　至 平成17年９月30日）　(単位：百万円)

	家庭用製品事業	化粧品事業	工業用製品事業	計	消去又は全社	連結
Ⅰ．売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	353,102	39,307	90,688	483,098	-	483,098
(2) セグメント間の内部売上高又は振替高	-	-	13,153	13,153	(13,153)	-
計	353,102	39,307	103,842	496,251	(13,153)	483,098
営業費用	305,771	35,429	92,134	433,336	(13,309)	420,027
営業利益	47,330	3,877	11,707	62,915	155	63,070
営業利益率（%）	13.4	9.9	11.3	12.7	-	13.1
Ⅱ．資産、減価償却費及び資本的支出						
資産	432,228	69,482	172,514	674,225	52,115	726,341
減価償却費	20,712	1,322	5,606	27,640	-	27,640
資本的支出	11,640	3,335	8,637	23,614	-	23,614

当中間期（自 平成18年４月１日　至 平成18年９月30日）　(単位：百万円)

	家庭用製品事業	化粧品事業	工業用製品事業	計	消去又は全社	連結
Ⅰ．売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	373,014	135,113	94,410	602,538	-	602,538
(2) セグメント間の内部売上高又は振替高	-	-	14,540	14,540	(14,540)	-
計	373,014	135,113	108,951	617,078	(14,540)	602,538
営業費用	325,736	122,776	97,212	545,726	(14,630)	531,095
カネボウ化粧品関連償却費控除前営業利益	47,277	12,336	11,738	71,352	90	71,442
カネボウ化粧品関連償却費	-	13,015	-	13,015	-	13,015
営業利益	47,277	△ 679	11,738	58,336	90	58,426
営業利益率（%）	12.7	△ 0.5	10.8	9.5	-	9.7
Ⅱ．資産、減価償却費及び資本的支出						
資産	440,831	559,745	199,531	1,200,108	26,953	1,227,062
減価償却費	20,373	17,255	6,132	43,762	-	43,762
資本的支出	11,705	18,028	10,398	40,132	-	40,132

前　期（自 平成17年４月１日　至 平成18年３月31日）　（単位：百万円）

	家庭用製品事業	化粧品事業	工業用製品事業	計	消去又は全社	連結
Ⅰ．売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	－	－	26,941	26,941	(26,941)	－
計	704,033	85,246	208,890	998,171	(26,941)	971,230
営業費用	611,334	77,473	186,861	875,668	(27,174)	848,493
カネボウ化粧品関連償却費控除前営業利益	92,699	7,773	22,029	122,502	233	122,736
カネボウ化粧品関連償却費	－	2,601	－	2,601	－	2,601
営業利益	92,699	5,171	22,029	119,901	233	120,134
営業利益率（%）	13.2	6.1	10.5	12.0	－	12.4
Ⅱ．資産、減価償却費、減損損失及び資本的支出						
資産	436,320	573,398	191,629	1,201,348	19,215	1,220,564
減価償却費	42,552	6,449	11,755	60,758	－	60,758
減損損失	233	－	－	233	－	233
資本的支出	24,939	154,127	24,528	203,595	－	203,595

(注)1．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

2．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

3．資産のうち消去又は全社の項目に含めた全社資産は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

前年中間期	54,296百万円
当中間期	28,420百万円
前　期	20,809百万円

4．減価償却費及び資本的支出には、長期前払費用と繰延資産の償却額及び増加額がそれぞれ含まれております。

(2) 所在地別セグメント情報

前年中間期（自 平成17年４月１日　至 平成17年９月30日）　（単位：百万円）

	日本	アジア	米州	欧州	計	消去又は全社	連結
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	353,687	40,169	45,047	44,193	483,098	-	483,098
(2) セグメント間の内部売上高又は振替高	5,008	12,541	1,054	5,453	24,057	(24,057)	-
計	358,695	52,710	46,102	49,646	507,155	(24,057)	483,098
営業費用	303,782	49,106	43,370	47,112	443,371	(23,344)	420,027
営業利益	54,913	3,604	2,731	2,534	63,784	(713)	63,070
営業利益率（%）	15.3	6.8	5.9	5.1	12.6	-	13.1
Ⅱ．資産	428,281	93,990	69,043	121,067	712,382	13,958	726,341

当中間期（自 平成18年４月１日　至 平成18年９月30日）　（単位：百万円）

	日本	アジア	米州	欧州	計	消去又は全社	連結
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	446,603	47,177	53,632	55,124	602,538	-	602,538
(2) セグメント間の内部売上高又は振替高	7,977	12,595	244	8,204	29,021	(29,021)	-
計	454,580	59,772	53,877	63,329	631,559	(29,021)	602,538
営業費用	402,945	58,706	50,451	61,376	573,480	(29,369)	544,111
営業利益	51,635	1,065	3,425	1,953	58,079	347	58,426
営業利益率（%）	11.4	1.8	6.4	3.1	9.2	-	9.7
Ⅱ．資産	920,473	111,080	77,134	138,688	1,247,376	(20,314)	1,227,062

前　期（自 平成17年４月１日　至 平成18年３月31日）　（単位：百万円）

	日　本	アジア	米　州	欧　州	計	消去又は全社	連　結
Ⅰ．売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	697,484	84,468	93,738	95,537	971,230	-	971,230
(2) セグメント間の内部売上高又は振替高	10,571	26,429	1,428	13,947	52,377	(52,377)	-
計	708,056	110,898	95,167	109,485	1,023,607	(52,377)	971,230
営業費用	606,402	105,054	88,388	101,962	901,807	(50,712)	851,095
営業利益	101,653	5,844	6,778	7,522	121,799	(1,664)	120,134
営業利益率（%）	14.4	5.3	7.1	6.9	11.9	-	12.4
Ⅱ．資　産	934,184	107,509	75,471	127,499	1,244,665	(24,101)	1,220,564

(注)１．国又は地域の区分の方法
　　地理的近接度により区分しております。

２．本邦以外の区分に属する主な国又は地域
　　アジア：東アジア及び東南アジア諸国、オーストラリア
　　米　州：米国、カナダ、メキシコ
　　欧　州：ヨーロッパ諸国、南アフリカ

３．資産のうち消去又は全社の項目に含めた全社資産は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。
　　前年中間期　54,296百万円
　　当中間期　28,420百万円
　　前　期　20,809百万円

(3) 海外売上高

前年中間期（自 平成17年４月１日　至 平成17年９月30日）　（単位：百万円）

	アジア	米州	欧州	計
Ⅰ．海外売上高	44,211	45,082	43,481	132,775
Ⅱ．連結売上高				483,098
Ⅲ．連結売上高に占める海外売上高の割合	% 9.2	% 9.3	% 9.0	% 27.5

当中間期（自 平成18年４月１日　至 平成18年９月30日）　（単位：百万円）

	アジア	米州	欧州	計
Ⅰ．海外売上高	52,884	54,999	53,156	161,040
Ⅱ．連結売上高				602,538
Ⅲ．連結売上高に占める海外売上高の割合	% 8.8	% 9.1	% 8.8	% 26.7

前　期（自 平成17年４月１日　至 平成18年３月31日）　（単位：百万円）

	アジア	米州	欧州	計
Ⅰ．海外売上高	92,711	94,356	93,139	280,207
Ⅱ．連結売上高				971,230
Ⅲ．連結売上高に占める海外売上高の割合	% 9.5	% 9.7	% 9.6	% 28.9

（注）１．国又は地域の区分の方法

地理的近接度により区分しております。

２．各区分に属する主な国又は地域

アジア：東アジア及び東南アジア諸国、オーストラリア

米　州：米国、カナダ、メキシコ

欧　州：ヨーロッパ諸国、南アフリカ

３．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

② リース取引

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

③ 税効果会計

	前年中間期 (百万円)	当中間期 (百万円)	前期 (百万円)
繰延税金資産及び繰延税金負債の発生の主な原因別の内訳			
繰延税金資産			
減価償却費	23,836	76,066	82,306
退職給付引当金	631	11,816	11,243
未払費用	8,254	10,775	9,970
未払事業税	1,613	1,469	1,659
繰越欠損金	7,039	34,589	30,173
その他	12,712	17,399	17,263
繰延税金資産小計	54,088	152,116	152,617
評価性引当額	△ 4,659	△ 51,726	△ 50,300
繰延税金資産合計	49,429	100,390	102,317
繰延税金負債			
その他有価証券評価差額金	△ 3,176	△ 3,110	△ 3,684
留保利益	△ 11,574	△ 12,942	△ 12,279
圧縮記帳積立金	△ 4,701	△ 4,629	△ 4,663
前払年金費用	-	△ 8,065	△ 4,880
その他	△ 4,572	△ 6,238	△ 5,422
繰延税金負債合計	△ 24,024	△ 34,986	△ 30,929
繰延税金資産の純額	25,404	65,404	71,387

④ 有価証券

1．満期保有目的の債券で時価のあるもの

（単位：百万円）

	前年中間期			当中間期			前期		
	平成17年９月30日現在			平成18年９月30日現在			平成18年３月31日現在		
	中間連結貸借対照表計上額	時価	差額	中間連結貸借対照表計上額	時価	差額	連結貸借対照表計上額	時価	差額
(1) 社債	－	－	－	－	－	－	－	－	－
(2) その他	2,999	2,999	△０	－	－	－	－	－	－
合計	2,999	2,999	△０	－	－	－	－	－	－

2．その他有価証券で時価のあるもの

（単位：百万円）

	前年中間期			当中間期			前期		
	平成17年９月30日現在			平成18年９月30日現在			平成18年３月31日現在		
	取得原価	中間連結貸借対照表計上額	差額	取得原価	中間連結貸借対照表計上額	差額	取得原価	連結貸借対照表計上額	差額
(1) 株式	2,894	10,703	7,808	3,060	10,617	7,557	3,047	12,030	8,983
(2) 債券									
国債・地方債	536	536	－	586	586	－	338	338	－
(3) その他	409	410	1	704	705	0	359	360	1
合計	3,840	11,650	7,810	4,351	11,909	7,557	3,744	12,729	8,984

3．時価評価されていない主な有価証券の内容及び中間連結貸借対照表（連結貸借対照表）計上額

（単位：百万円）

	前年中間期	当中間期	前期
	平成17年９月30日現在	平成18年９月30日現在	平成18年３月31日現在
	中間連結貸借対照表計上額	中間連結貸借対照表計上額	連結貸借対照表計上額
(1) 満期保有目的の債券	7,999	4,997	－
(2) その他有価証券			
ＭＭＦ	11,767	20,090	18,429

⑤ デリバティブ取引

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

⑥ ストック・オプション等

ＥＤＩＮＥＴにより開示を行うため記載を省略しております。

⑦ １株当たり情報

(単位：円)

前年中間期 （自 平成17年４月１日 至 平成17年９月30日）		当中間期 （自 平成18年４月１日 至 平成18年９月30日）		前期 （自 平成17年４月１日 至 平成18年３月31日）	
１株当たり純資産額	880.98	１株当たり純資産額	962.65	１株当たり純資産額	935.11
１株当たり中間純利益	70.75	１株当たり中間純利益	54.26	１株当たり当期純利益	130.58
潜在株式調整後１株当たり中間純利益	70.56	潜在株式調整後１株当たり中間純利益	54.22	潜在株式調整後１株当たり当期純利益	130.28

(注) １株当たり中間(当期)純利益及び潜在株式調整後１株当たり中間(当期)純利益の算定上の基礎は、以下のとおりであります。

	前年中間期 （自平成17年４月１日 至平成17年９月30日）	当中間期 （自平成18年４月１日 至平成18年９月30日）	前期 （自平成17年４月１日 至平成18年３月31日）
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	38,486	29,571	71,140
普通株主に帰属しない金額（百万円）	－	－	90
（うち利益処分による役員賞与金）	(－)	(－)	(90)
普通株式に係る中間（当期）純利益（百万円）	38,486	29,571	71,049
期中平均株式数（千株）	543,968	544,973	544,126
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	3	－	3
（うち支払利息(税額相当額控除後)）	(3)	(－)	(3)
普通株式増加数（千株）	1,510	396	1,248
（うち転換社債）	(1,426)	(－)	(1,013)
（うち新株予約権）	(84)	(396)	(234)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式 99千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権466個） 普通株式 466千株 平成16年６月29日定時株主総会決議ストックオプション（新株予約権 1,151個） 普通株式 1,151千株 平成17年６月29日定時株主総会決議ストックオプション（新株予約権 1,167個） 普通株式 1,167千株	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式 99千株 平成18年６月29日定時株主総会決議ストックオプション（新株予約権437個） 普通株式 437千株	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式 99千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権438個） 普通株式 438千株

５．生産、受注及び販売の状況

（１）生産実績

（単位：百万円）

事業区分	前年中間期（自平成17年４月１日 至平成17年９月30日）	当中間期（自平成18年４月１日 至平成18年９月30日）	前期（自平成17年４月１日 至平成18年３月31日）
家庭用製品	300,832	315,228	595,600
化粧品	36,992	104,715	81,352
工業用製品	87,170	92,718	177,640
セグメント間消去	△ 13,759	△ 15,086	△ 28,204
合計	411,235	497,577	826,388

（注）１．金額は売価換算値で表示しております。
２．連結会社間の取引が複雑で、セグメント毎の生産高を正確に把握することは困難なため、概算値で表示しております。

（２）受注状況

受注生産は行っておりません。

（３）販売実績

（単位：百万円）

事業区分		前年中間期（自平成17年４月１日 至平成17年９月30日）	当中間期（自平成18年４月１日 至平成18年９月30日）	増減率	前期（自平成17年４月１日 至平成18年３月31日）
家庭用製品				%	
	パーソナルケア製品	95,899	98,494	2.7	187,896
	ハウスホールド製品	120,644	122,315	1.4	237,551
	サニタリーほか製品	57,880	62,195	7.5	113,630
	日本計	274,424	283,005	3.1	539,078
	アジア	26,911	31,505	17.1	57,188
	欧米	55,265	62,233	12.6	115,329
	内部売上消去等	△ 3,499	△ 3,729	−	△ 7,563
	計	353,102	373,014	5.6	704,033
化粧品		39,307	135,113	243.7	85,246
工業用製品					
	日本	56,660	57,832	2.1	114,522
	アジア	25,754	26,499	2.9	53,596
	欧米	36,237	40,569	12.0	72,196
	内部売上消去等	△ 14,810	△ 15,950	−	△ 31,424
	計	103,842	108,951	4.9	208,890
合計		496,251	617,078	24.3	998,171
消去		△ 13,153	△ 14,540	−	△ 26,941
連結売上高		483,098	602,538	24.7	971,230

平成 19年 3月期　6. 個別中間財務諸表の概要

平成 18年 10月 23日

上場会社名　花王株式会社　上場取引所 東
コード番号　4452　本社所在都道府県
(URL http://www.kao.co.jp/)　東京都
代表者　代表取締役 社長執行役員　尾﨑 元規
問合せ先責任者　取締役 執行役員 会計財務部門統括　三田 愼一　TEL (03) 3660 - 7111
決算取締役会開催日　平成 18年 10月 23日　配当支払開始日　平成 18年 12月 1日
単元株制度採用の有無　有（1単元 1,000株）

1. 18年 9月中間期の業績(平成 18年 4月 1日 ～ 平成 18年 9月 30日)

(1)経営成績　(注)金額は百万円未満を切り捨て

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
18年 9月中間期	356,676	2.1	40,211	△ 17.5	44,985	△ 16.5
17年 9月中間期	349,450	0.2	48,740	△ 5.0	53,875	△ 1.6
18年 3月期	688,589		90,551		100,134	

	中間(当期)純利益		1株当たり中間(当期)純利益
	百万円	%	円 銭
18年 9月中間期	20,515	△ 42.1	37.61
17年 9月中間期	35,414	4.1	65.04
18年 3月期	64,133		117.61

(注)①期中平均株式数　18年 9月中間期 545,545,990 株　17年 9月中間期 544,541,009 株　18年 3月期 544,699,390 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、中間(当期) 純利益におけるパーセント表示は、対前年中間期増減率

(2)財政状態

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
18年 9月中間期	1,035,436	480,809	46.4	880.81
17年 9月中間期	623,146	457,594	73.4	840.23
18年 3月期	1,024,155	474,444	46.3	869.58

(注)①期末発行済株式数　18年 9月中間期 545,532,042 株　17年 9月中間期 544,607,082 株　18年 3月期 545,518,847 株
②期末自己株式数　18年 9月中間期 3,911,659 株　17年 9月中間期 4,836,619 株　18年 3月期 3,924,854 株
③会計基準変更前の18年9月中間期の純資産は、480,507百万円（添付資料の44ページ参照）

2. 19年 3月期の業績予想(平成 18年 4月 1日 ～ 平成 19年 3月 31日)

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
通期	700,000	83,000	56,000

（参考） 1株当たり予想当期純利益（通期）　102円65銭

3. 配当状況

・現金配当

	1株当たり配当金（円）		
	中間期末	期末	年間
18年 3月期	25.00	25.00	50.00
19年 3月期(実績)	26.00	－	52.00
19年 3月期(予想)	－	26.00	

※上記業績予想に関する事項は、添付資料の12～16ページを参照して下さい。

個別中間財務諸表等

(1) 中間貸借対照表

(単位：百万円)

科目 ＼ 期別	前年中間期 (平成17年9月30日現在) 金額	構成比	当中間期 (平成18年9月30日現在) 金額	構成比	前期 (平成18年3月31日現在) 金額	構成比	増減 (△印減) 金額
(資産の部)		%		%		%	
Ⅰ流動資産	192,327	30.9	162,355	15.7	164,506	16.1	△ 2,151
現金及び預金	36,177		15,512		16,062		△ 549
売掛金	53,805		60,535		54,036		6,499
有価証券	10,999		4,997		−		4,997
たな卸資産	48,693		49,306		49,060		245
その他	42,672		32,551		45,662		△ 13,110
貸倒引当金	△ 21		△ 547		△ 314		△ 232
Ⅱ固定資産	430,818	69.1	873,080	84.3	859,648	83.9	13,432
1. 有形固定資産	170,471	27.3	169,919	16.4	167,776	16.3	2,143
建物	54,095		51,662		52,003		△ 341
機械及び装置	51,606		50,769		50,439		329
土地	44,235		44,249		44,317		△ 68
建設仮勘定	3,336		6,869		4,735		2,133
その他	17,197		16,368		16,279		89
2. 無形固定資産	48,631	7.8	190,831	18.4	190,374	18.6	457
商標権	40,666		158,707		156,183		2,523
その他	7,965		32,123		34,190		△ 2,066
3. 投資その他の資産	211,715	34.0	512,329	49.5	501,498	49.0	10,831
投資有価証券	127,273		411,000		411,873		△ 872
出資金	49,417		54,352		48,939		5,413
長期貸付金	4,248		16,216		5,858		10,357
その他	30,784		30,768		34,835		△ 4,066
貸倒引当金	△ 8		△ 8		△ 8		-
資産合計	623,146	100.0	1,035,436	100.0	1,024,155	100.0	11,281

(注) 増減は、当中間期と前期との比較を表示しております。

(単位：百万円)

期別 科目	前年中間期 (平成17年9月30日現在) 金額	 構成比	当中間期 (平成18年9月30日現在) 金額	 構成比	前期 (平成18年3月31日現在) 金額	 構成比	増減 (△印減) 金額
(負債の部)		%		%		%	
Ⅰ 流動負債	164,403	26.4	222,041	21.5	330,612	32.3	△ 108,570
買掛金	60,270		68,664		58,060		10,604
短期借入金	-		-		143,000		△ 143,000
一年以内に償還予定の転換社債	1,068		-		-		-
一年以内に返済予定の長期借入金	-		22,000		22,000		-
未払金	13,030		16,463		15,243		1,219
未払費用	41,298		50,414		39,255		11,159
未払法人税等	14,997		12,263		12,021		241
預り金	31,486		47,929		39,879		8,050
その他	2,251		4,305		1,151		3,153
Ⅱ 固定負債	1,148	0.2	332,584	32.1	219,098	21.4	113,486
社債	-		99,995		-		99,995
長期借入金	-		231,500		218,000		13,500
退職給付引当金	885		842		834		8
役員退職慰労引当金	180		163		180		△ 17
その他	82		83		83		0
負債合計	165,552	26.6	554,626	53.6	549,710	53.7	4,916
(資本の部)							
Ⅰ 資本金	85,424	13.7	-	-	85,424	8.3	-
Ⅱ 資本剰余金	108,888	17.5	-	-	108,888	10.6	-
資本準備金	108,888		-		108,888		-
Ⅲ 利益剰余金	271,336	43.5	-	-	285,456	27.9	-
1. 利益準備金	14,116		-		14,116		-
2. 任意積立金	208,735		-		208,735		-
3. 中間未処分利益又は当期未処分利益	48,483		-		62,603		-
Ⅳ その他有価証券評価差額金	4,138	0.7	-	-	4,652	0.5	-
Ⅴ 自己株式	△ 12,193	△ 2.0	-	-	△ 9,978	△ 1.0	-
資本合計	457,594	73.4	-	-	474,444	46.3	-
負債資本合計	623,146	100.0	-	-	1,024,155	100.0	-
(純資産の部)							
Ⅰ 株主資本	-	-	476,567	46.0	-	-	-
1. 資本金	-	-	85,424	8.3	-	-	-
2. 資本剰余金	-	-	108,899	10.5	-	-	-
(1) 資本準備金	-		108,888		-		-
(2) その他資本剰余金	-		10		-		-
3. 利益剰余金	-	-	292,261	28.2	-	-	-
(1) 利益準備金	-		14,116		-		-
(2) その他利益剰余金	-		278,144		-		-
特別償却準備金	-		158		-		-
圧縮記帳積立金	-		6,584		-		-
別途積立金	-		221,799		-		-
繰越利益剰余金	-		49,601		-		-
4. 自己株式	-	-	△ 10,016	△ 1.0	-	-	-
Ⅱ 評価・換算差額等	-	-	3,940	0.4	-	-	-
その他有価証券評価差額金	-		3,940		-		-
Ⅲ 新株予約権	-	-	301	0.0	-	-	-
純資産合計	-	-	480,809	46.4	-	-	-
負債純資産合計	-	-	1,035,436	100.0	-	-	-

(注) 増減(負債の部のみ)は、当中間期と前期との比較を表示しております。

（2）中間損益計算書

（単位：百万円）

科目 ＼ 期別	前年中間期（自 平成17年4月1日 至 平成17年9月30日）金額	百分比	当中間期（自 平成18年4月1日 至 平成18年9月30日）金額	百分比	増減（△印減）金額	前期（自 平成17年4月1日 至 平成18年3月31日）金額	百分比
		%		%			%
Ⅰ 売上高	349,450	100.0	356,676	100.0	7,225	688,589	100.0
Ⅱ 売上原価	145,226	41.6	150,459	42.2	5,233	289,385	42.0
売上総利益	204,224	58.4	206,216	57.8	1,992	399,204	58.0
Ⅲ 販売費及び一般管理費	155,483	44.5	166,004	46.5	10,521	308,652	44.8
営業利益	48,740	13.9	40,211	11.3	△ 8,529	90,551	13.2
Ⅳ 営業外収益	5,261	1.5	6,206	1.7	944	10,131	1.4
受取利息	41		104		63	99	
有価証券利息	2		0		△ 2	3	
受取配当金	3,764		4,553		789	7,057	
その他	1,453		1,548		95	2,971	
Ⅴ 営業外費用	126	0.0	1,432	0.4	1,305	549	0.1
支払利息	60		828		768	217	
社債利息	5		240		235	5	
その他	61		363		301	326	
経常利益	53,875	15.4	44,985	12.6	△ 8,889	100,134	14.5
Ⅵ 特別利益	39	0.0	17	0.0	△ 22	1,197	0.2
Ⅶ 特別損失	967	0.3	1,052	0.3	84	4,580	0.6
税引前中間（当期）純利益	52,947	15.1	43,950	12.3	△ 8,997	96,750	14.1
法人税、住民税及び事業税	14,435	4.1	12,904	3.6	△ 1,531	28,388	4.2
法人税等調整額	3,097	0.9	10,530	2.9	7,432	4,229	0.6
中間（当期）純利益	35,414	10.1	20,515	5.8	△ 14,898	64,133	9.3
前期繰越利益	14,430		-		-	14,430	
自己株式処分差損	1,361		-		-	2,345	
中間配当額	-		-		-	13,615	
中間未処分利益又は当期未処分利益	48,483		-		-	62,603	

（注）増減は、当中間期と前年中間期との比較を表示しております。

（３）中間株主資本等変動計算書

当中間期（自平成18年4月1日　至平成18年9月30日）　（単位：百万円）

	株主資本											
		資本剰余金			利益剰余金							
						その他利益剰余金						
	資本金	資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金	利益剰余金合計	自己株式	株主資本合計
平成18年3月31日　残高	85,424	108,888	-	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
中間期間中の変動額												
利益処分による剰余金の配当									△13,637	△13,637		△13,637
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						10			△10	-		-
利益処分による特別償却準備金の取崩						△18			18	-		-
特別償却準備金の取崩						△24			24	-		-
利益処分による圧縮記帳積立金の取崩							△109		109	-		-
圧縮記帳積立金の取崩							△51		51	-		-
利益処分による別途積立金の積立								20,000	△20,000	-		-
中間純利益									20,515	20,515		20,515
自己株式の取得											△448	△448
自己株式の処分			10	10							409	420
株主資本以外の項目の中間期間中の変動額（純額）												
中間期間中の変動額合計	-	-	10	10	-	△32	△160	20,000	△13,001	6,804	△38	6,776
平成18年9月30日　残高	85,424	108,888	10	108,899	14,116	158	6,584	221,799	49,601	292,261	△10,016	476,567

	評価・換算差額等			
	その他有価証券評価差額金	評価・換算差額等合計	新株予約権	純資産合計
平成18年3月31日　残高	4,652	4,652	-	474,444
中間期間中の変動額				
利益処分による剰余金の配当				△13,637
利益処分による役員賞与				△73
特別償却準備金の積立				-
利益処分による特別償却準備金の取崩				-
特別償却準備金の取崩				-
利益処分による圧縮記帳積立金の取崩				-
圧縮記帳積立金の取崩				-
利益処分による別途積立金の積立				-
中間純利益				20,515
自己株式の取得				△448
自己株式の処分				420
株主資本以外の項目の中間期間中の変動額（純額）	△712	△712	301	△411
中間期間中の変動額合計	△712	△712	301	6,365
平成18年9月30日　残高	3,940	3,940	301	480,809

中間財務諸表作成のための基本となる重要な事項

1．資産の評価基準及び評価方法

（1）有価証券
満期保有目的の債券………… 償却原価法（定額法）
子会社株式及び関連会社株式… 移動平均法による原価法
その他有価証券
時価のあるもの……… 中間決算日の市場価格等に基づく時価法
（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定）
時価のないもの……… 移動平均法による原価法

（2）たな卸資産…………………… 総平均法による低価法

2．固定資産の減価償却の方法

（1）有形固定資産
定率法を採用しており、実質的残存価額まで償却しております。
なお、主な耐用年数は以下のとおりであります。
建物………………… 21～35年
機械及び装置………… 7年、9年
また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。

（2）無形固定資産
定額法を採用しております。
なお、主な耐用年数は以下のとおりであります。
特許権…………………… 8年
商標権…………………… 10年
自社利用のソフトウェア…… 5年

3．引当金の計上基準

（1）貸倒引当金
売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。

（2）退職給付引当金
従業員の退職給付に備えるため、当中間期末における退職給付債務及び年金資産の見込額に基づき計上しております。
会計基準変更時差異については、15年による均等額を費用処理しております。
過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数(15年)による定額法により費用処理しております。
数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数(10年)による定額法により、それぞれ発生事業年度から費用処理しております。
なお、当中間期末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。

（3）役員退職慰労引当金
役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年7月以降新規の引当計上を停止しております。従いまして、当中間期末の残高は、現任取締役が平成13年6月以前に就任していた期間に応じて引当計上した額であります。

4. 外貨建の資産及び負債の本邦通貨への換算基準

外貨建金銭債権債務は、中間決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。

なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。

5. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。

6. ヘッジ会計の方法

(1)ヘッジ会計の方法

繰延ヘッジ処理を採用しております。

なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。

(2)ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約	外貨建貸付金及び外貨建予定取引
通貨スワップ	外貨建貸付金
金利スワップ	借入金及び社債

(3)ヘッジ方針

当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。

なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。

7. その他中間財務諸表作成のための基本となる重要な事項

消費税等の会計処理は、税抜方式によっております。

中間財務諸表作成のための基本となる重要な事項の変更

1. 貸借対照表の純資産の部の表示に関する会計基準

当中間期より、「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号平成17年12月9日)及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号平成17年12月9日)を適用しております。従来の資本の部の合計に相当する金額は、480,507百万円であります。なお、中間財務諸表等規則の改正により、当中間期末における中間貸借対照表の純資産の部については、改正後の中間財務諸表等規則により作成しております。

2. 役員賞与に関する会計基準

当中間期より、「役員賞与に関する会計基準」(企業会計基準第4号平成17年11月29日)を適用しております。これにより営業利益、経常利益及び税引前中間純利益は、それぞれ47百万円減少しております。

3. ストック・オプション等に関する会計基準

当中間期より、「ストック・オプション等に関する会計基準」(企業会計基準第8号平成17年12月27日)及び「ストック・オプション等に関する会計基準等の適用指針」(企業会計基準適用指針第11号平成18年5月31日)を適用しております。これにより営業利益、経常利益及び税引前中間純利益は、それぞれ301百万円減少しております。

注記事項

(中間貸借対照表関係)

	前年中間期 (百万円)	当中間期 (百万円)	前　　期 (百万円)
1．有形固定資産の減価償却累計額	665,578	674,212	668,321

2．保証債務

(1) 当社従業員の財形貯蓄制度による金融機関からの借入金及び関係会社の金融機関からの借入金等に対する保証

	前年中間期	当中間期	前期
従業員	737	596	633
関係会社	3,198	37	1,621
(対象会社)	(2社)	(1社)	(2社)
合計	3,935	633	2,255

(2) 関係会社の地方自治体からの借入金に対する保証予約

	前年中間期	当中間期	前期
	342	356	355
(対象会社)	(1社)	(1社)	(1社)

(3) 関係会社の政府系機関からの借入金に対する経営指導念書等の差入れ

	前年中間期	当中間期	前期
	213	235	224
(対象会社)	(1社)	(1社)	(1社)

(中間損益計算書関係)

	前年中間期 (百万円)	当中間期 (百万円)	前　　期 (百万円)
減価償却実施額			
有形固定資産	13,951	13,100	29,315
無形固定資産	4,570	12,854	11,811

(中間株主資本等変動計算書関係)

当中間期(自　平成18年4月1日　至　平成18年9月30日)

自己株式の種類及び株式数に関する事項

	前期末株式数(千株)	当中間期増加株式数(千株)	当中間期減少株式数(千株)	当中間期末株式数(千株)
普通株式(注)	3,924	147	160	3,911

(注) 普通株式の自己株式の株式数の増加147千株は、単元未満株式の買取りによる増加であります。
普通株式の自己株式の株式数の減少160千株は、ストックオプションの行使による減少121千株及び単元未満株式の売渡しによる減少39千株であります。

①リース取引

ＥＤＩＮＥＴによる開示を行うため記載を省略しております。

②有価証券

当中間期、前期及び前年中間期のいずれにおいても子会社株式及び関連会社株式で時価のあるものはありません。

③ １株当たり情報（個別）

（単位：円）

前年中間期 （自　平成17年４月１日 至　平成17年９月30日）		当中間期 （自　平成18年４月１日 至　平成18年９月30日）		前　　期 （自　平成17年４月１日 至　平成18年３月31日）	
１株当たり純資産額	840.23	１株当たり純資産額	880.81	１株当たり純資産額	869.58
１株当たり中間純利益	65.04	１株当たり中間純利益	37.61	１株当たり当期純利益	117.61
潜在株式調整後１株当たり中間純利益	64.86	潜在株式調整後１株当たり中間純利益	37.58	潜在株式調整後１株当たり当期純利益	117.34

（注）　１株当たり中間（当期）純利益及び潜在株式調整後１株当たり中間（当期）純利益の算定上の基礎は、以下のとおりであります。

	前年中間期 （自平成17年４月１日 至平成17年９月30日）	当中間期 （自平成18年４月１日 至平成18年９月30日）	前　　期 （自平成17年４月１日 至平成18年３月31日）
１株当たり中間（当期）純利益			
中間（当期）純利益（百万円）	35,414	20,515	64,133
普通株主に帰属しない金額（百万円）	－	－	73
（うち利益処分による取締役賞与金）	(－)	(－)	(73)
普通株式に係る中間（当期）純利益（百万円）	35,414	20,515	64,060
期中平均株式数（千株）	544,541	545,545	544,699
潜在株式調整後１株当たり中間（当期）純利益			
中間（当期）純利益調整額（百万円）	3	－	3
（うち支払利息(税額相当額控除後)）	(3)	(－)	(3)
普通株式増加数（千株）	1,510	396	1,248
（うち転換社債）	(1,426)	(－)	(1,013)
（うち新株予約権）	(84)	(396)	(234)
希薄化効果を有しないため、潜在株式調整後１株当たり中間（当期）純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権　466個） 普通株式　466千株 平成16年６月29日定時株主総会決議ストックオプション（新株予約権 1,151個） 普通株式 1,151千株 平成17年６月29日定時株主総会決議ストックオプション（新株予約権 1,167個） 普通株式 1,167千株	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　99千株 平成18年６月29日定時株主総会決議ストックオプション（新株予約権　437個） 普通株式　437千株	平成13年６月28日定時株主総会決議ストックオプション（自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション（新株予約権　438個） 普通株式　438千株

平成１８年１０月２３日
花　王　株　式　会　社

平成19年3月期　中間決算短信補足資料
（繰延税金資産の取り崩しについて）

当社は、経営資産の効率化や健全化を図る目的から、有形固定資産の加速償却や評価損の計上など積極的に資産圧縮を図ってまいりました。このため、会計上の費用認識が税法上の損金認識時期より早まるという一時的な差異が生じています。この一時的な差異に係る税額相当分は、従来より税効果会計に係る会計基準に従って繰延税金資産として計上しております。

当期は、カネボウ化粧品の商標権等の取得による償却費が増加するなどの理由から、課税所得が減少するため、下記の通り繰延税金資産のうち、損金認識時期が特定できない部分を取り崩すことにいたしました。

この取り崩しによる税金費用の増加は、中間決算及び通期見込みとも、連結では約40億円、個別では約80億円です。なお、今回の取り崩しは当期のみの一過性のものです。

記

繰延税金資産取り崩しの理由

繰延税金資産の回収可能性について、「繰延税金資産の回収可能性に関する監査上の取扱い」（日本公認会計士協会　監査委員会報告第66号、以下「第66号」）に基づき、慎重に検討した結果、当中間決算において、スケジューリング（税務上の損金算入時期の特定あるいは見積り）が不能な将来減算一時差異に係る繰延税金資産を取り崩しました。

当社は経営資産の効率化や健全化を目的として、有税処理を含め積極的に資産圧縮を図ってまいりました。その際、期末における将来減算一時差異を十分に上回る課税所得を実質的に毎期計上しており（第66号5(1)①に該当する会社）、スケジューリングが不能な将来減算一時差異についても、繰延税金資産を計上してきました。

しかしながら、カネボウ化粧品から取得した商標権等の知的財産権の償却費が増加したことが直接の要因の一つではありますが、当期末においては、将来減算一時差異を十分に上回るほどの課税所得が見込めないことが予想されるため（第66号5(1)②に該当する会社）、将来減算一時差異についてスケジューリングを精査した結果、スケジューリングが不能な将来減算一時差異については、繰延税金資産を取り崩すことにいたしました。

なお、スケジューリングが不能な将来減算一時差異の項目は、連結では、過年度に実施した土地の評価損等であり、個別では、この他に連結上で消去されている関係会社出資金等の評価損が加わっております。

以　上

○添付参考資料：監査委員会報告第66号について

【参考：監査委員会報告第66号について】

第66号5(1)①

第66号では、原則として、税務上の損金算入時期が明確でない、スケジューリングが不能な将来減算一時差異については繰延税金資産を計上できない（第66号4）ことになっておりますが、期末における将来減算一時差異を十分に上回る課税所得を毎期（当期及びおおむね過去3年以上）計上しており、その経営環境に著しい変化がない場合には、スケジューリングが不能な将来減算一時差異についても、繰延税金資産の回収可能性があると判断できるものとされています。

第66号5(1)②

業績は安定してはいるが、期末における将来減算一時差異を十分に上回るほどの課税所得がない場合には、スケジューリングできる将来減算一時差異については、繰延税金資産の回収可能性があると判断できるものとするが、スケジューリングが不能な将来減算一時差異については、回収可能性はないと判断されています。

繰延税金資産の取り崩し

上記の取扱いにより第66号5(1)①に該当していた会社が、第66号5(1)②に該当することになった場合には、たとえ将来予想される課税所得からスケジューリングできる将来減算一時差異を控除したあとの課税所得が、スケジューリングが不能な将来減算一時差異を十分に上回ると予想できたとしても、スケジューリングが不能な将来減算一時差異については、回収可能性はないと判断され、繰延税金資産を取り崩す（税金費用を計上する）ことになります。

繰延税金資産の取り崩し


取り崩し理由
課税所得
将来減算
一時差異
スケジューリング
繰延税金資産
(40%)
～2006年3月
監査委員会報告
第66号5(1)①
スケジューリング
可能差異
スケジューリング
不能差異
資産性あり
2006年4月～
監査委員会報告
第66号5(1)②
スケジューリング
可能差異
スケジューリング
不能差異
資産性あり
取り崩し

影響額

- 連結で40億円を法人税等調整額に計上。
- 今回の取り崩しは一過性のものです。

Exhibit B-5

Kao Corporation

コーポレートガバナンス
CORPORATE GOVERNANCE

最終更新日: 2006 年 10 月 31 日

花王株式会社

代表取締役 社長執行役員 尾﨑 元規
問合せ先: 法務・コンプライアンス部門 法務部 法務課長 八幡 賢二
証券コード:4452
http://www.kao.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

Ⅰ コーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1. 基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

2. 資本構成

外国人株式所有比率	30%以上

【 大株主の状況 】更新

氏名または名称	所有株式数(株)	割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	27,838,000	5.06
モックスレイ・アンド・カンパニー	24,793,000	4.51
ステート ストリート バンク アンド トラスト カンパニー 505103	24,234,000	4.41
日本マスタートラスト信託銀行株式会社(信託口)	19,873,000	3.61
東京海上日動火災保険株式会社	17,402,000	3.16
全国共済農業協同組合連合会	16,617,000	3.02
日本生命保険相互会社	15,200,000	2.76
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	12,097,000	2.20
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	11,541,000	2.10
ジェーピーエムシービー ユーエスエー レジデンツ ペンション ジャスデック レンド 385051	8,969,000	1.63

3. 企業属性

上場取引所及び市場区分	東京 第一部
決算期	3 月
業種	化学
(連結)従業員数	1000人以上

(連結)売上高	1000億円以上1兆円未満
親会社	なし
連結子会社数	100社以上300社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

――

III 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1． 機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【 取締役関係 】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数	15名
社外取締役の選任状況	選任している
社外取締役の人数	2名

会社との関係(1)

氏名	属性	会社との関係(※1)								
		a	b	c	d	e	f	g	h	i
髙橋 温	他の会社の出身者					○	○		○	
正田 修	他の会社の出身者				○	○			○	

※1　会社との関係についての選択項目
- a　親会社出身である
- b　その他の関係会社出身である
- c　当該会社の大株主である
- d　他の会社の社外取締役又は社外監査役を兼任している
- e　他の会社の業務執行取締役、執行役等である
- f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h　本人と当該会社との間で責任限定契約を締結している
- i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
髙橋 温	住友信託銀行株式会社代表取締役　取締役会長	経営者としての豊富な経験及び金融業界における長年の経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。
正田 修	株式会社日清製粉グループ本社代表取締役会長	当社と同じ製造業の会社の経営者としての豊富な経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。

その他社外取締役の主な活動に関する事項

2005年4月から2006年3月の期間における社外取締役の取締役会への出席率は71.9%であります。取締役会においては、定期的に会社運営全般に関する所感を述べていただいているほか、豊富な経験に基づく大局的、客観的見地から、各議題に関し毎回積極的な質問、意見を表明いただいております。また、必要に応じて、国内外の事業場への訪問を行っていただいております。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数	4名

監査役と会計監査人の連携状況

事業年度の会計監査の開始にあたり、監査役は会計監査人より、監査の基本方針・重点監査事項・監査事業所と主な監査内容等を記した監査計画書を入手し、会計監査人と当該監査計画書の記述内容に関する意見交換を実施しています。

また、中間期決算においては、会計監査人の中間期会計監査作業の過程において、監査役は会計監査人より、主な監査内容とそれまでの監査における重要な問題点の有無に関する報告を受けて意見交換を行い、会計監査人が中間監査報告書を当社の取締役会に提出するときに、中間監査報告会を開催し、会計監査人より中間監査結果に関する要約の報告を受けております。

事業年度の年間決算においても、監査役は、会計監査人の会計監査作業の過程で相互の監査内容に関する協議の機会をもち、また、会計監査人より法令の定めによる期限内に監査報告書を受領するとともに監査結果の要約の報告を受け、その後の監査役会の監査報告書の作成に役立てています。

その他、監査役は、必要の都度会計監査人と連絡を取り、相互の監査意見の形成に資するための連携を取っています。

監査役と内部監査部門の連携状況

監査役は、経営監査室や法務・コンプライアンス部門のほか、社内に設けられた環境安全・品質保証・リスク管理等に関わる内部監査関連部門と、それぞれ四半期或いは半期毎に定期的な会合をもって各内部監査関連部門の活動状況を聴取するとともに意見交換を行い、また必要の都度、双方が保有する情報を相手方に提供することにより連携を深め、相互の監査活動のレベルアップを図っています。

社外監査役の選任状況	選任している
社外監査役の人数	2名

会社との関係(1)

氏名	属性	会社との関係(※1)								
		a	b	c	d	e	f	g	h	i
伊東 敏	公認会計士								○	
大江 忠	弁護士				○				○	

※1 会社との関係についての選択項目
a 親会社出身である
b その他の関係会社出身である
c 当該会社の大株主である
d 他の会社の社外取締役又は社外監査役を兼任している
e 他の会社の業務執行取締役、執行役等である
f 当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g 当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h 本人と当該会社との間で責任限定契約を締結している
i その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
伊東 敏	――――	公認会計士としての高い専門性と、豊富な監査経験・知識に基づく視点を期待し、選任しています。
大江 忠	キヤノン株式会社社外監査役、株式会社丸井社外監査役	弁護士としての高い専門性と、豊富な経験・知識に基づく客観的な視点を期待し、選任しています。

その他社外監査役の主な活動に関する事項

2005 年 4 月から 2006 年 3 月の期間における社外監査役の取締役会への出席率は 93.8%であります。取締役会においては、専門的、客観的見地から、ほぼ毎回積極的かつ的確な質問、発言をいただいております。また、2005 年 4 月から 2006 年 3 月の期間における社外監査役の監査役会への出席率は 92.9%であり、監査役会においても毎回豊富な知識と経験に基づく的確なご意見をいただいております。また、必要に応じて、国内の事業場の監査にも参加いただいております。

【 インセンティブ関係 】

取締役へのインセンティブ付与に関する施策の実施状況	業績連動型報酬制度の導入、ストックオプション制度の導入

該当項目に関する補足説明

取締役報酬については、株主との利害を共有化する目的でストックオプション制度を導入しているほか、年間予定報酬の20%を超える部分をEVA(経済的付加価値)等を基準とした業績連動型報酬としております。但し、社外取締役には業績連動型報酬は導入しておりません。

ストックオプションの付与対象者 更新	社内取締役、社外取締役、従業員、子会社の取締役、執行役、監査役

該当項目に関する補足説明

会社が当該付与対象者にストックオプションを付与している理由は、対象者と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的としているためであります。当社としては、この目的に合致する経営を担う役員、幹部社員、重要子会社幹部を付与対象者として選定しています。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書(事業報告)
開示状況	全取締役の総額を開示

該当項目に関する補足説明

2006 年3月期における取締役の報酬等の内容は以下のとおりでありますが、取締役の報酬については、株主との利害を共有化する目的でストック・オプション制度の導入、EVA等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。

1. 取締役へ支払った報酬

取締役　15 名　　327 百万円

(注)1. 2006 年 3 月期末在籍人員は、取締役 15 名であります。

(注)2. 取締役報酬限度額は次のとおりであります。

年額 450 百万円(1992 年6月 26 日開催の第 86 期定時株主総会決議)

2. 使用人兼務取締役に対する使用人給与等相当額

156 百万円(賞与を含む)

3. 利益処分による取締役賞与金の支給額

70 百万円

上記の内容は、営業報告書及び有価証券報告書において開示予定であり、両報告書とも当社ホームページに掲載致します。

【 社外取締役(社外監査役)のサポート体制 】

社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より十分な説明が行われております。
また、社外監査役については、要請に応じて、経営監査室、法務・コンプライアンス部門などの機能部門が補助する体制となっています。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を 2002 年 6 月より導入しており、2006 年 6 月の株主総会後の経営体制は、社外取締役 2 名と代表権のない取締役会会長を含む取締役 15 名と、取締役兼務者 11 名を含む執行役員 23 名であります。委員会設置会社に移行する是非については、今後も重要な経営課題として継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改訂時期に開催しております。2006 年3月期も全委員の出席により開催され、現任の取締役及び執行役員に対する報酬制度と報酬額水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。2004年6月の新会長・新社長選任及び2006年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。
また、当社会計監査人である監査法人トーマツは既に自主的に業務執行社員について、当社の会計監査に一定期間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、会社法監査と証券取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。2006 年3月期において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。
・業務を執行した公認会計士の氏名
指定社員 業務執行社員: 吉田修己、佐藤嘉雄、安藤 武

・会計監査業務に係る補助者の構成

公認会計士 14 名、会計士補 11 名、その他9名

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1．株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
株主総会招集通知の早期発送	例年株主総会の約1ヶ月前に招集通知を発送することとしています（2005年定時株主総会においては、開催日（6月29日）の29日前（5月31日）、2006年定時株主総会においては、開催日（6月29日）の28日前（6月1日）に発送）。
電磁的方法による議決権の行使	・2006年定時株主総会より、電磁的方法による議決権の行使を開始しました。 ・2006年定時株主総会より、㈱ICJ（インベスター・コミュニケーション・ジャパン）が運営する機関投資家向け議決権電子行使プラットフォームの利用を開始しました。
その他	当社ホームページに、招集通知発送日に招集通知全文を、和文に加えて英訳についても掲載するほか、中央三井信託銀行、三菱UFJ信託銀行、住友信託銀行の議案掲載サイトに招集通知全文の和文及び英訳の掲載をしています。

2．IRに関する活動状況 更新

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	年2回、決算発表日と同日に開催しています。社長から経営の概況や経営方針を、会計財務部門統括執行役員から業績の実績及び予想について報告・説明しています。また、年1回、工場見学会や事業説明会を開催しています。
海外投資家向けに定期的説明会を開催	あり	米国及び欧州に、それぞれ年1回訪問し、社長が経営方針や経営環境、業績、今後の見通し等について説明し、その後投資家からの質問に答える形式で説明会を実施しています。
IR資料のホームページ掲載	なし	決算短信（年4回）、有価証券報告書、半期報告書、アニュアルレポート（英語のみ）、事業報告書（年2回）、株主総会説明資料及び決算説明会資料（年2回）を掲載しています。また株主総会説明資料、決算説明会資料及び決算短信要約版を、英訳して発表同日に掲載しています。 日本語のホームページ：http://www.kao.co.jp/corp/ir/index.html 英語のホームページ：http://www.kao.co.jp/en/ir/index.html
IRに関する部署（担当者）の設置	—	戦略的な情報発信の強化をめざし、社長室にてIR機能を担っています。部長1名、担当1名の2名で対応しています。

3．ステークホルダーの立場の尊重に係る取組み状況

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	当社の企業理念を集大成した花王ウエイにおいて、「私たちは、消費者・顧客の立場にたって、心をこめた"よきモノづくり"を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。」と謳い、またその「ビジョン」において、「私たちは、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、全てのステークホルダーの支持と信頼を獲得するとともに、社会の持続的な発展に寄与します。」と規定しているほか、花王ビジネスコンダクトガイドライン（花王企業行動指針）の基本精神において、「『倫理に基づく行動』と『法の遵守』を基本におき、良識ある公正な行動により、花王が誠実で清潔な"徳のある企業"として、全てのステークホルダーから支持されることを目指す。」と規定し、その本文において、各ステークホルダーの立場を尊重した行動基準について詳細を規定しています。
環境保全活動、CSR活動等の実施	社長を委員長とする「CSR 委員会」、取締役を委員長とする「レスポンシブルケア委員会」が活動の基本方針の策定とレビューを行い、これに則った日々の具体的な活動については、専門部署を設置し推進しております。従来発行していました環境・安全報告書あるいは環境安全・社会報告書を、2005年よりCSRレポートとして発行し、当社のCSRの考え方と様々なCSR関連活動を報告しています。
ステークホルダーに対する情報提供に係る方針等の策定	2005年9月に発足した情報開示委員会では、2006年5月に情報開示に関する基本方針を策定しました。本指針には、当社が従前から実施してきましたとおり、会社法、証券取引法、各種法令及び証券取引所の定める規則を遵守し、「適時開示規則」に該当する情報を迅速に開示することにより、株主・投資家をはじめとする全てのステークホルダーに適時・正確且つ公平に情報を開示するという方針が織り込まれています。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

当社では、2006 年 5 月 22 日開催の取締役会において、下記のとおり「内部統制体制の整備に関する方針」を決議しております。

内部統制体制の整備に関する方針

＜内部統制体制に関する基本的な考え方＞
企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役社長執行役員を委員長とする内部統制委員会を設置し、下記の施策を実施する。

1．取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制
花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

2．取締役の職務の執行に係る情報の保存及び管理に関する体制
取締役の職務執行に係る議事録・決裁記録及びそれらの付属資料、並びに会計帳簿・会計伝票等（以下、文書等）は当該文書等を管理すべき部門において、その部門責任者の指揮監督のもと、保存が必要とされる期間以上保存する。法務を担当する取締役は、

文書管理規程を整備し、文書等の保存及び管理のための体制確保を図る。取締役、監査役及びそれらに指名された使用人はいつでも文書等を閲覧できるものとする。

3. 損失の危険の管理に関する規程その他の体制

経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役社長執行役員を本部長とする対策本部を設置し、対応を行う。

4. 取締役の職務の執行が効率的に行われることを確保するための体制

取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直すものとする。

5. 当社及びその子会社から成る企業集団における業務の適正を確保するための体制

内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

6. 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項

監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

7. 前項の使用人の取締役からの独立性に関する事項

監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

8. 取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制

監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換を始め、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

9. その他監査役の監査が実効的に行われることを確保するための体制

監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人及び経営監査室を始めとする内部監査部門並びに子会社

の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

参考資料「模式図」：巻末「添付資料」をご覧ください。

Ⅴ その他

1．買収防衛に関する事項

2006年6月開催の当社定時株主総会に敵対的買収防衛策の議案を提出しておりませんが、当社は敵対的買収防衛策の導入を重要な経営課題の一つとして考え、法制度や世間の動向等を注視しつつ、合理的な防衛策の導入の是非につき継続して検討を行っております。

当社としては、当社の株主には当社株式を長期的に保有していただきたいと希望しており、長期保有される株主の利益のためには、EVAの増大につながるような事業活動を活発に行うことにより企業価値を長期的に高め、且つ、配当（*）など株主への還元を充実していくことが本来あるべき姿であると考えております。企業価値の増大と株主還元の充実を通じて、当社の株価及び時価総額が高まることで、株主の利益に反する敵対的買収が行いにくくなるものと考えております。

同時にCSR活動等を通じて当社が社会に貢献していることを全てのステークホルダーに理解していただくことで、当社経営陣に対する信頼が増すことも、かかる敵対的買収に対する大きな抑止力になると考えております。

*：当社では、連結ベースでの配当性向を40%とすることを目標としております。

2．その他コーポレート・ガバナンス体制等に関する事項

―――

【 参考資料：模式図 】


株主総会
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
監査
経営会議
会計監査人
監査
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
（出席）
関係会社監査役連絡会議
（出席）
子会社、関連会社
監査役
公認会計士
監査

Exhibit A-4

Kao Corporation

Notice of Revision of Presentation Materials for Analyst Meeting

October 25, 2006

Kao Corporation today announced a revision of presentation materials "Highlights for the 1st Half of FY2006" and "Semi-Annual Financial Review (From April 1, 2006 to September 30, 2006)," used in the analyst meeting held on October 23, 2006. The details of the revision are as shown below. Please find attached the revised versions of the aforementioned presentation materials.

1. "Highlights for the 1st Half of FY2006"

Slide 5

1st half of FY2006 Financial Overview excluding Kanebo Cosmetics related impact

	Revised	Previous
EBITDA	**90.0 billion yen (0.7%)**	91.7 billion yen +1.2%

Slide 17

FY2006 Forecast excluding Kanebo Cosmetics related impact

	Revised	Previous
Year-on-year growth:		
Operating income	**(0.8%)**	+1.6%
Ordinary income	**(1.6%)**	+0.9%
Net income	**(4.8%)**	(2.3%)
EBITDA	**(0.5%)**	+1.7%
Amount:		
EBITDA	**180.0 billion yen**	184.0 billion yen

2. "Semi-Annual Financial Review (From April 1, 2006 to September 30, 2006)"

Slide 7

1st half/ FY2006 consolidated results excluding Kanebo Cosmetics related impact

	Revised	Previous
EBITDA	**90.0 billion yen (0.7%)**	91.7 billion yen +1.2%

For further information, please contact:
Investor Relations, Kao Corporation
Tel: 81-3-3660-7101
Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

Highlights for the 1st Half of FY2006

October 23, 2006

Motoki Ozaki
President and CEO
Kao Corporation

This is a translation of materials used for the analyst meeting held in Japan on October 23, 2006.

These presentation materials are available on our website in PDF format:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2006. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

Kao

Agenda

- Summary of the 1st Half of FY2006

- Growth Strategies: Progress and Future Initiatives

- FY2006 Forecast

Summary of the 1st Half of FY2006

Kao

1st Half of FY2006 Financial Overview

Net sales and profits in line with our forecast, excluding the deferred tax asset valuation allowance

		Year-on-year	Excluding Kanebo Cosmetics related impact	Year-on-year
✧ Net sales:	¥602.5 billion	+24.7%	¥511.6 billion	+5.9%
✧ Operating income:	¥58.4 billion	-7.4%	¥61.0 billion	-3.3%
✧ Ordinary income:	¥58.4 billion	-8.1%	¥61.9 billion	-2.6%
✧ Net income:	¥29.5 billion	-23.2%	¥30.4 billion	-20.8%
✧ EBITDA:	¥102.1 billion	+12.7%	¥90.0 billion	-0.7%
✧ Net income per share:	¥54.26	-23.3%		

✧ Shareholder returns:

➢ Cash dividends per share: ¥26 (+1 yen year-on-year)

Kanebo Cosmetics

February-June 2006

- Net sales: Around ¥90.0 billion
- Operating margin: 9%+

Growth Strategies: Progress and Future Initiatives

Kao

Growth Strategies

Profitable growth driven by high-value-added products

- ✧ **Accelerate growth in the business areas of Beauty Care and Human Health Care***
- ✧ **Further strengthen and develop Fabric and Home Care, a core business**
- ✧ **Further enhance the Chemical Products business globally and locally with distinctive products that meet customer needs**

*The scope of "Human Health Care" does not include pharmaceuticals.

Kao

Beauty Care Business Area

Business segment/category	Topics
Prestige Cosmetics	**○ Strengthen prestige cosmetics business globally** ➢Activities to generate synergy ➢*Kanebo Cosmetics* business development in China ➢Good performance of *Molton Brown*
Personal Care in Japan	**○ Reinforce hair care category** ➢Line extensions of the *Asience brand* ➢Renewal of *Essential* hair care products
Personal Care in North America/Europe	**○ Expand premium personal care** ➢Kao Brands Company: Successful *Jergens natural glow* moisturizer ➢KPSS: Thorough renewal of KMS professional hair care products

✧Future Initiatives

- ➢Expand prestige cosmetics business globally with *Kanebo Cosmetics* and *Molton Brown*
- ➢Reinforce premium personal care in North America and Europe

Kao

The Kao Group's "Over 10 Billion Yen" Cosmetics Brands

(Beauty Care Business Area)

8 brands ➡ 16 brands by FY2010



FINE-FIT



T'ESTIMO



REVUE



BLANCHIR



MOLTON BROWN



TWANY



SALA



KATE

Kao

Synergy with Kanebo Cosmetics

(Beauty Care Business Area)

Top priority:
Enhance value of selected brands by meeting consumers' needs

Intensive investment for top-line growth



Impress



Lunasol

- **Focus on 28 selected brands**
  - New skin analyzers for enhanced counseling at counters
- **Reinforce business in China by establishing presence in the prestige cosmetics market**
  - Department stores
    - Introduction of *Impress* and *Lunasol*
    - Number of stores handling Kanebo Cosmetics: Approximately 500 stores in 2009 (currently 200)
  - High-end pharmacies
    - Number of stores handling Kanebo Cosmetics: Approximately 1,000 stores in 2009 (currently 30)

Expected short-term synergy

Activities to generate cost synergy

- **Cost savings in raw/packaging material procurement, media buying, etc.**
- **Mutual use of production facilities**
- **Joint delivery**

Kao

Hair Care Category in Japan
(Beauty Care Business Area)

No.1 share in Japan's shampoo/conditioner market

Asience アジエンス ASIENCE	Line extension launches April *Asience Rich and Condensed Hair Mask* October *Asience Hair Beautifying Make Whip/ Hair Beautifying Make Veil*	
Essential Essential DAMAGE-CARE	August Relaunch For the finished look that contemporary women seek	
Merit メリット	January Relaunch Appropriate care for today's scalp conditions	
Sala SALA	August Relaunch Hair care with the sensibility of cosmetics	

Kao

Human Health Care Business Area

Business segment/category	Topics
Feminine Care, Baby Care and Others in Japan	○ ***Healthya* drink** ➢ *Healthya Water* sports drink helped fuel the *Healthya* brand value enhancement beyond our original expectations ○ ***Econa Healthy Cooking Oil*** ➢ Enhance brand power with a focus on health benefits, based on Food for Specified Health Use approval ○ **Feminine care/baby care** ➢ Continued good performance of *Laurier F, which* pursues comfort and emotional satisfaction ➢ Sales growth of *Merries* pants-type baby diapers with breathability and improved toddler comfort
Personal Care in Japan	○ **Reinforce oral care** ➢ Offer oral health care with the launch of a new brand, *Medicated Pyuora*



Healthya Water



Medicated Pyuora oral care products



Laurier F sanitary napkin

✧ Further Initiative

➢ Expand and strengthen human health care business by adding oral care, feminine and baby care, etc., to existing healthy functional foods

Fabric and Home Care Business Area

Business segment/category	Topics

Fabric and Home Care



Attack ALL in



Family Kyukyutto with Citric Acid - For Dishwasher Use



New Beads with Fabric Softener



Humming Flair Relaxing Herbal Scented

○Top-line growth with new high-value-added products that activate the market

- ➢Laundry detergent
  - ↳*Attack ALL in*
  - ↳*New Beads with Fabric Softener*
- ➢Fabric softener
  - ↳*Humming Flair Relaxing Herbal Scented*
- ➢Kitchen care
  - ↳*Family Kyukyutto with Citric Acid - For Dishwasher Use*

✧Future Initiative

- ➢Generate stable profit with new/improved, high-value-added products that absorb high raw and packaging material costs

Kao

Chemical Products Business Area

Business segment/category	Topics

Chemical Products


Fatty alcohols


Polishing agents for hard disks


Color toner products for copiers

- **Further sustainable growth by focusing on the three core business fields**
  - ➢Oleo chemicals
  - ➢Specialty chemicals
  - ➢Performance chemicals
- **Continuous top-line growth supported by intensive capital investment**
  - ➢Tertiary amines (Germany)
  - ➢High-performance concrete admixtures (Germany)
  - ➢Toner and toner binder (United States and Spain)
  - ➢Fatty alcohols (Philippines)

✧Future Initiatives

- ➢Further global expansion of oleo chemicals and specialty chemicals
- ➢Smooth start-up of new production facilities and higher capacity utilization rates

Establishment of Global Management System

Integration of business operations in Asia, including Japan

- **Harmonization between Japan and local subsidiaries in sales and marketing**
  - Expansion of *Asience* hair care products into Singapore after successful rollout in Taiwan and Hong Kong
  - Contribution of *Attack Easy* to top-line growth in Thailand
  - Introduction of *Laurier F* in Hong Kong and Singapore
- **Promotion of global supply chain management**
  - New plant in Thailand as a hub production facility for ASEAN region
  - Optimization of SAP

Aiming at top-line growth that generates mid- and long-term profit


ASIENCE
Asience


Attack Easy


Laurier F

Kao

FY2006 Forecast

FY2006 Forecast

Double-digit growth in EBITDA and cash flow expansion toward further growth

		Year-on-year	Excluding Kanebo Cosmetics related impact	Year-on-year
✧ Net sales:	¥1,220.0 billion	+25.6%	¥1,020.0 billion	+5.0%
✧ Operating income:	¥117.0 billion	-2.6%	¥122.0 billion	-0.8%
✧ Ordinary income:	¥115.0 billion	-5.7%	¥123.0 billion	-1.6%
✧ Net income:	¥68.0 billion	-4.4%	¥69.5 billion	-4.8%
✧ EBITDA:	¥206.0 billion	+13.9%	¥180.0 billion	-0.5%
✧ ROE:	12.8%	-210 bps		
✧ Net income per share:	¥124.78	-4.4%		

Kanebo Cosmetics
February-December 2006
- Net sales: ¥200.0 billion
- Operating margin: Around 10%

✧ Shareholder returns:
- Cash dividends per share: ¥52 (+2 yen year-on-year, payout ratio 41.7%)

Kao

Kao

Semi-Annual Financial Review

From April 1, 2006 to September 30, 2006

Kao Corporation

October 23, 2006

This is a translation of materials used for the analyst meeting held in Japan on October 23, 2006.

FASF MEMBERSHIP

The presentation material in PDF format is available on our website:
http://www.kao.co.jp/en/ir/analystmtg/index.html

These presentation materials contain forward-looking statements that are based on management's estimates, assumptions and projections as of October 23, 2006.
Certain factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity, fluctuations in currency exchange and interest rates, could cause actual results to differ materially from expectations.

(The yen amounts in this presentation material are rounded down.)

Kao

1. Business Environment

April 1, 2006 – September 30, 2006

Household Expenditure Survey

by Ministry of Public Management, Home Affairs, Posts and Telecommunications



(%)
10
5
0
-5
-10
All household
FY2006
FY00
FY01
FY02
FY03
FY04
FY05
4/06
5/06
6/06
7/06
8/06

(Percent change from a year earlier)

Average Consumer Purchase Price

15 Major Toiletry Categories (All manufactures)



Index
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
1H/FY02
2H/FY02
1H/FY03
2H/FY03
1H/FY04
2H/FY04
1H/FY05
2H/FY05
1H/FY06

(Source: SRI)

2. Consolidated Business Results

April 1, 2006 – September 30, 2006

1st Half/FY2006 Results (Consolidated)

Billion yen	1H/FY05	1H/FY06*	Growth	1H/FY06	Growth	Changes
Net Sales	483.0	511.6	5.9%	602.5	24.7%	+119.4
Operating Income	63.0	61.0	-3.3%	58.4	-7.4%	-4.6
Operating Margin	*13.1%*	*11.9%*		*9.7%*		
Ordinary Income	63.6	61.9	-2.6%	58.4	-8.1%	-5.1
Net Income	38.4	30.4	-20.8%	29.5	-23.2%	-8.9
EBITDA	90.7	90.0	-0.7%	102.1	12.7%	+11.4
EPS (yen)	70.75			54.26	-23.3%	-16.49

*Before impact of Kanebo Cosmetics consolidation

Consolidated Net Sales [1]

	1st Half/FY2005		1st Half/FY2006		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Personal Care	95.8	4.7	98.4	2.7	2.7
Fabric and Home Care	120.6	1.8	122.3	1.4	1.4
Feminine Care, Baby Care and Others	57.8	-4.6	62.1	7.5	7.5
Japan Total	**274.4**	1.4	**283.0**	3.1	3.1
Asia & Oceania	26.9	0.2	31.5	17.1	7.3
North America & Europe	55.2	5.6	62.2	12.6	5.6
Elimination	-3.4		-3.7		
Consumer Products	**353.1**	1.9	**373.0**	5.6	3.8

Prestige Cosmetics	**39.3**	-0.1	**135.1**	243.7	243.1

*Like-for-like: excludes currency translation impact

Consolidated Net Sales [2]

	1st Half/FY2005		1st Half/FY2006		
	Billion yen	% Growth	Billion yen	% Growth	% Like-for-like
Japan	56.6	3.7	57.8	2.1	2.1
Asia	25.7	9.1	26.4	2.9	-6.8
North America & Europe	36.2	13.9	40.5	12.0	5.7
Elimination	-14.8		-15.9		
Chemical Products	103.8	7.5	**108.9**	4.9	1.4
Elimination	-13.1		-14.5		
Consolidated Sales	**483.0**	**3.0**	**602.5**	**24.7**	**22.6**

*Like-for-like: excludes currency translation impact

Consolidated Income Statements

	1H/FY2005		1H/FY2006		Changes*
	Billion yen	%	Billion yen	%	Billion yen
Net Sales	483.0	100.0	602.5	100.0	119.4
Cost of Sales	210.7	43.6	244.9	40.7	34.2
Gross Profit	272.3	56.4	357.5	59.3	85.1
SG&A Expenses	209.3	43.3	286.1	47.4	76.8
Operating Income Before Amortization Related to Kanebo Cosmetics	63.0	13.1	71.4	11.9	8.3
Amortization Related to Kanebo Cosmetics	-	-	13.0	2.2	13.0
Operating Income	63.0	13.1	58.4	9.7	-4.6
Non-operating Income/Expenses	0.5	0.1	0.0	0.0	-0.5
Ordinary Income	63.6	13.2	58.4	9.7	-5.1
Extraordinary Income & Loss	-1.1	-0.3	-1.2	-0.2	-0.0
Income Before Taxes	62.4	12.9	57.2	9.5	-5.2
Income Taxes	23.3	4.8	27.2	4.5	3.8
Equity Items & Others (Minus)	0.6	0.1	0.4	0.1	-0.1
Net Income	38.4	8.0	29.5	4.9	-8.9

* Changes = 1H/FY2006 –1H/FY2005

*Before impact of Kanebo Cosmetics consolidation: Net Sales 511.6 billion yen, operating income = 61.0 billion yen, ordinary income = 61.9 billion yen, net income = 30.4 billion yen

Kao

Consolidated Cost of Sales and SG&A to Net Sales



%
Cost of Sales
SG&A
55
50
45
40
35
30
%
40
30
20
10
0
Operating Margin
Cost of Sales ratio (left scale)
SG&A ratio (left scale)
Operating Margin (right scale)
47.2
42.9
44.4
42.3
13.3
9.9
44.0
43.6
12.4
47.4
40.7
11.9
FY97
98
99
00
01
02
03
04
05
1H/FY06

*Business tax has been adjusted for FY97. SG&A % to sales and operating margin for 1H/FY06 are before impact of amortization related to Kanebo Cosmetics.

Breakdown of Consolidated SG&A Expenses

(Billion yen)

	1H/FY05	1H/FY06	Changes**
Total SG&A Expenses*	209.3	286.1	76.8
Freight/Warehouse	25.8	33.5	7.7
Advertising	42.9	51.1	8.1
Sales Promotion	19.2	33.1	13.9
Salaries and Wages	35.8	57.0	21.1
R&D	19.9	21.2	1.2

* Before amortization related to Kanebo Cosmetics that amounted to 13.0 billion yen
** Changes = 1H/FY06 – 1H/FY05

Kao

Sales and Operating Income by Business

		Net Sales*				Operating Income		
		1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen	% Growth	1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen
Consumer Products		353.1	**373.0**	19.9	5.6	47.3	**47.2**	0.0
	% to Net Sales					*13.4%*	*12.7%*	
Prestige Cosmetics		39.3	**135.1**	95.8	243.7	3.8	**-0.6**	-4.5
	% to Net Sales					*9.9%*	*-0.5%*	
	Before amortization**					3.8	**12.3**	8.4
	% to Net Sales					*9.9%*	*9.1%*	
Chemical Products		103.8	**108.9**	5.1	4.9	11.7	**11.7**	0.0
	% to Net Sales					*11.3%*	*10.8%*	

*Before elimination of intersegment transfers

**Before amortization of related to Kanebo Cosmetics

Sales and Operating Income by Geography

		Net Sales*				Operating Income		
		1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen	% Growth	1H/FY2005 Billion yen	1H/FY2006 Billion yen	Changes Billion yen
Japan		358.6	**454.5**	95.8	26.7	54.9	**51.6**	-3.2
	% to Net Sales					*15.3%*	*11.4%*	
	Adjusted**					54.9	**64.6**	9.7
	% to Net Sales					*15.3%*	*14.2%*	
Asia & Oceania		52.7	**59.7**	7.0	13.4	3.6	**1.0**	-2.5
	% to Net Sales					*6.8%*	*1.8%*	
North America		46.1	**53.8**	7.7	16.9	2.7	**3.4**	0.6
	% to Net Sales					*5.9%*	*6.4%*	
	Adjusted***					3.5	**4.3**	0.7
	% to Net Sales					*7.7%*	*8.0%*	
Europe		49.6	**63.3**	13.6	27.6	2.5	**1.9**	-0.5
	% to Net Sales					*5.1%*	*3.1%*	
	Adjusted***					3.7	**4.0**	0.2
	% to Net Sales					*7.6%*	*6.3%*	

*Before elimination of intersegment transfers, **Before amortization related to Kanebo Cosmetics,
***Before amortization of goodwill

Kao

Consolidated Operating Income

1H/FY05		1H/FY06
63.0	→	58.4 Billion yen

Change -4.6 Billion yen -7.4%

Japan	-3.2
Asia & Oceania	-2.5
North America	+0.6
Europe	-0.5
Total	-4.6

Consumer Products	-0.0
Prestige Cosmetics	-4.5
Chemical Products	0.0
Total	-4.6

*The figures of each segment are before elimination and "Total" includes elimination.

Consumer Products

Asia and Oceania



Sales (Billion yen)
Operating Income (Billion yen)
Net Sales
Operating Income
80
60
40
20
0
6
4
2
0
-2
1H/FY04
1H/FY05
1H/FY06

North America & Europe



Before Amortization of Goodwill
80
60
40
20
0
10
8
6
4
2
0
1H/FY04
1H/FY05
1H/FY06

Chemical Products

Asia



80
60
40
20
0
10
8
6
4
2
0
1H/FY04
1H/FY05
1H/FY06

North America & Europe



80
60
40
20
0
10
8
6
4
2
0
1H/FY04
1H/FY05
1H/FY06

Consolidated Ordinary Income

1H/FY05		1H/FY06
63.6	→	58.4 Billion yen

Change -5.1 Billion yen -8.1%

1. Operating income	-4.6
2. Equity earnings/losses	-0.2
3. Forex gains/losses	+0.8
4. Net interest expense	-0.9
5. Other non-operating items	-0.1
Total	-5.1

Consolidated Income Before Taxes

1H/FY05		1H/FY06
62.4	→	57.2 Billion yen

Change -5.2 Billion yen -8.4%

1. Ordinary income	-5.1
2. Gain on sale or disposal of fixed assets	+0.0
3. Gain on sale of investment securities	-0.0
4. Loss on sale or disposal of fixed assets	-0.1
5. Impairment loss	-0.0
6. Other	+0.1
Total	-5.2

KAO

Recording of a Deferred Tax Asset Valuation Allowance



Reason
Taxable income
Future deductibles resulting from temporary differences
Scheduling
Deferred tax asset (40%)
To March 2006
Report No. 66* 5 (1) 1
Schedulable differences
Non-schedulable differences
Collectable
From April 2006
Report No. 66* 5 (1) 2
Schedulable differences
Non-schedulable differences
Collectable
Record deferred tax asset valuation allowance

Impact

- Income taxes – deferred in the consolidation basis recorded: 4 billion yen
- The recording of a deferred tax asset valuation allowance in this fiscal year is a one-time item.

* Report No. 66: Auditing Treatment to Determine the Collectability of Deferred Tax Assets (Auditing Committee Report No. 66, Japanese Institute of Certified Public Accountants)

For further information, please refer to Supplementary Materials to the Business Results for the Interim Period ended September 30, 2006 Regarding the Recording of a Deferred Tax Asset Valuation Allowance.

Consolidated Balance Sheets

(Billion yen)

	Mar/06	Sep/06	Changes		Mar/06	Sep/06	Changes
Current Asset	364.6	374.1	9.5	Current Liabilities	436.1	313.5	-122.6
Cash and Bank Deposits	47.3	44.4	-2.9	Notes and Accounts Payable	96.5	106.8	10.3
Notes and Accounts Receivable	129.1	147.6	18.5	Short-term Debt (incl. Current Portion of Long-term Debt)	189.4	44.2	-145.1
Short-term Investments	20.1	27.5	7.4	Other Accounts Payable	27.4	26.0	-1.4
Inventories	105.8	108.1	2.2	Accrued Expenses	75.9	98.4	22.5
Others	62.0	46.4	-15.6	Others	46.7	37.8	-8.9
Fixed Assets	855.8	852.8	-3.0	Long-term Liabilities	265.7	380.3	114.5
Tangible Assets	282.7	285.3	2.5	Long-term Debt/Straight Bond	218.5	332.6	114.1
Intangible Assets	466.2	459.2	-6.9	Others	47.2	47.7	0.4
Investments	106.8	108.1	1.3	Total Liabilities	701.9	693.8	-8.1
Deferred Assets	0.0	0.0	-0.0	Minority Interests	8.9	-	-
				Common Stock	85.4	-	-
				Capital Surplus	109.5	-	-
				Retained Earnings	345.9	-	-
				Unrealized Gain on Available-for-sale Securities	5.8	-	-
				Foreign Currency Translation Adjustments	-26.9	-	-
				Treasury Stock	-10.1	-	-
				Shareholder's Equity	509.6	-	-
				Shereholders' equity	-	546.5	-
				-Common Stock	-	*85.4*	-
				-Capital Surplus	-	*109.5*	-
				-Retained Earnings	-	*361.7*	-
				-Treasury Stock, at Cost	-	*-10.2*	-
				Adjustment for Valuation, Foreign Currency Translation and Other	-	-21.9	-
				- Unrealized Gain on Available-for-Sale Securities	-	*4.9*	-
				- Foreign Currency Translation Adjustments	-	*-26.9*	-
				Stock Acquisition Rights	-	0.3	-
				Minority Interest	-	8.2	-
				Total Net Asset	-	533.1	-
Total Assets	1,220.5	1,227.0	6.4	Total Liabilities and Total Net Asset	1,220.5	1,227.0	6.4

Statements of Cash Flows

(Billion yen)

	1H/FY05	1H/FY06	Changes
Operating activities	64.6	85.7	21.0
Investing activities	-45.1	-30.0	15.0
Financing activities	-15.4	-46.8	-31.4
Translation adjustments on cash and cash equivalents	1.0	-1.3	-2.3
Net Increase/(decrease) in cash and cash equivalents	5.1	7.4	2.2
Cash and cash equivalents, beginning of year	70.4	67.5	-2.8
Increase in cash and cash equivalents due to newly consolidated subsidiaries	0.7	-	-0.7
Decrease in cash and cash equivalents due to exclusion of previously consolidated subsidiaries	-0.8	-	0.8
Cash and cash equivalents, end of priod	75.5	74.9	-0.5
Total Debt, end of period	22.2	376.9	354.6

<Investing Activities>

Capital expenditures:
- Production facilities for new products
- Production capacity expansion for fatty alcohols in the Philippines, toner and toner binder etc.

<Financing Activities>

Share repurchase: 0.4 billion yen

Kao

Share Repurchase


(Million Shares)
Aggregate to September 2006
114.3 MM shares
303.7 Billion yen
35
30
25
20
15
10
5
0
10.0
10.0
19.9
29.1
16.0
27.3
2.0
0.0
FY1999
FY2000
FY2001
FY2002
FY2003
FY2004
FY2005
1H/FY06

Billion yen	29.5	28.6	56.7	77.1	36.7	69.9	5.0	0.0

* Share repurchase from the market

3. Forecast for FY 2006

Consolidated Sales and Profit Forecast

	FY2004		FY2005		*1 *2 FY2006(F)	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	936.8	3.8	971.2	3.7	**1,220.0**	25.6
Operating Income	121.3	1.4	120.1	-1.0	**117.0**	-2.6
[% to Sales]	[13.0]		[12.4]		[9.6]	
Ordinary Income	125.3	2.2	121.9	-2.7	**115.0**	-5.7
[% to Sales]	[13.4]		[12.6]		[9.4]	
Net Income	72.1	10.4	71.1	-1.4	**68.0**	-4.4
[% to Sales]	[7.7]		[7.3]		[5.6]	

Net Income per Share (yen)	131.16	10.2	130.58	-0.4	**124.78**	-4.4
ROE	16.5%		14.9%		**12.8%**	
EBITDA (Operating Income + Depr. & Amort.)	178.1	0.2	180.8	1.5	206.0	13.9
Cash dividends per Share (yen)	38.0	18.8	50.0	31.6	52.0	4.0

*1 Exchange rate assumptions: 117 yen/USD, 145 yen/Euro
*2 Approximate estimated impact related to Kanebo Cosmetics consolidation:
Net sales: ¥200.0 billion, operating margin:10%, amortization of Intellectual property rights: ¥17.0 billion, amortization of goodwill: ¥10.0 billion, financing costs: ¥3.0 billion

Sales Outlook by Segment – FY2006

<Billion yen>

Consolidated Net Sales 1,220.0 +25.6%

By Geography

Japan	919.0	+29.8%
Asia & Oceania	122.0	+10.0%
North America	106.0	+11.4%
Europe	131.0	+19.7%

By Business

Consumer Products	734.0	+4.3%
Prestige Cosmetics	294.0	+244.9%
Chemical Products	220.0	+5.3%

Kao

Sales Outlook – FY2006
- Consumer Products in Japan -

<Billion yen>

	1st Half			Full Year		
	FY2005 Actual	**FY2006 Actual**	% Growth	FY2005 Actual	**FY2006 Forecast**	% Growth
Personal Care	95.8	98.4	2.7%	187.8	192.0	2.2%
Fabric and Home Care	120.6	122.3	1.4%	237.5	242.0	1.9%
Feminine Care, Baby Care and Others	57.8	62.1	7.5%	113.6	119.0	4.7%
Total	274.4	283.0	3.1%	539.0	553.0	2.6%

Kao

Major Assumptions for FY2006 Forecast

◆Sales price decline in Consumer Products Business in Japan: approximately -1-0%

Estimated impact on profit

◆Total Cost Reduction (TCR): +5.0 billion yen

◆Higher raw material cost: -6.0 to -7.0 billion yen

Exchange rate assumptions

◆117 yen/USD

◆145 yen/Euro

Operating Income Outlook by Business

Increase	Consumer Products:	North America
Flat	Consumer Products:	Asia & Oceania
	Chemical Products:	Japan
	Chemical Products:	North America
	Chemical Products:	Europe
Decrease	Consumer Products:	Japan
	Consumer Products:	Europe
	Prestige Cosmetics	
	Chemical Products:	Asia

Kao

Consolidated Net Sales/Operating Margin

[Full Year]



Sales
Billion yen
1,400
1,200
1,000
800
600
400
200
0
Operating Margin
839.0
865.2
902.6
936.8
971.2
1,220.0
111.7
114.9
119.7
121.3
120.1
117.0
13.3%
13.3%
13.3%
13.0%
12.4%
9.6%
FY01
02
03
04
05
06(F)
Operating Income
Billion yen
240
220
200
180
160
140
120
100
80
60
40
20
0
Net Sales
Operating Income

EBITDA



Billion yen
Operating Income
Depr. & Amort.
250
200
150
100
50
0
170.2
58.4
111.7
173.2
58.3
114.9
177.8
58.1
119.7
178.1
56.7
121.3
180.8
60.7
120.1
206.0
89.0
117.0
FY01
02
03
04
05
06(F)

ROE & ROA


(%)
20
15
10
5
0
ROE
ROA
13.1
14.6
14.6
15.7
17.0
17.7
12.8
9.5
11.3
12.7
13.1
14.2
15.5
16.5
14.9
12.8
FY99
00
01
02
03
04
05
06(F)

ROA: Ordinary Income / Total assets

Net Income per Share



Net Income (Billion yen)
Weighted Average Number of Shares Outstanding (MM)
Net Income
Net Income per Share
Net Income per Share (yen)
90
80
70
60
50
40
30
20
10
0
200
180
160
140
120
100
80
60
40
20
0
52.1
59.4
60.2
62.4
65.3
72.1
71.1
68.0
83.5
96.7
100.4
108.1
119.1
131.2
130.6
124.8
625
615
600
577
548
550
544
544
FY99
00
01
02
03
04
05
06(F)

Kao

Quarterly Consolidated Sales and Profit Forecast



(Billion yen)
Operating Income 2005
Operating Income 2006
Net Sales 2005
Net Sales 2006
1,220.0
971.2
746.0
602.5
483.0
283.8
233.1
26.8
24.1
63.0
58.4
105.2
120.1
117.0
3 months
6 months
12 months

Non-consolidated Sales and Profit Forecast

	FY2004		FY2005 *1		FY2006(F)*1	
	Billion yen	% Growth	Billion yen	% Growth	Billion yen	% Growth
Net Sales	694.6	4.3	688.5	-0.9	**700.0**	1.7
Operating Income	98.0	-0.4	90.5	-7.6	**76.0**	-16.1
[% to Sales]	[14.1]		[13.2]		[10.9]	
Ordinary Income	104.5	-0.8	100.1	-4.2	**83.0**	-17.1
[% to Sales]	[15.1]		[14.5]		[11.9]	
Net Income	62.5	2.4	64.1	2.6	**56.0**	-12.7
[% to Sales]	[9.0]		[9.3]		[8.0]	

Net Income per Share (yen)	113.62	2.2	117.61	3.5	**102.65**	-12.7
ROE	14.6%		14.1%		**11.5%**	
EBITDA (Operating Income + Depr. & Amort.)	138.4	-0.5	131.7	-4.9	**130.0**	-1.3

*1 The figures include amortization of intellectual property rights and financing costs related to Kanebo Cosmetics.

Kao

Kao

Exhibit B-2

2007年(平成19年)3月期
中間決算説明会資料

2006年4月1日～2006年9月30日

花王株式会社

2006年10月23日

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL: http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2006年10月23日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

(このプレゼンテーション資料の金額は切捨てで表示しています。)

1. 当中間期の事業環境

花王

消費支出の推移(総務省家計調査)


(%)
10
5
0
-5
-10
全世帯名目前年同月比
2006年度
00年度
01年度
02年度
03年度
04年度
05年度
06/4
06/5
06/6
06/7
06/8

花王

トイレタリー15品消費者購入単価の推移


指数
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
02/上
02/下
03/上
03/下
04/上
04/下
05/上
05/下
06/上

（SRI調べ）

花王

2. 当中間期の連結業績

花王

連結損益

【億円】

	05年/上	06年/上*		06年/上		増減
売上高	4,830	5,116	5.9%	6,025	24.7%	+1,194
営業利益	630	610	▲3.3%	584	▲7.4%	▲46
対売上比	*13.1%*	*11.9%*		*9.7%*		
経常利益	636	619	▲2.6%	584	▲8.1%	▲51
中間純利益	384	304	▲20.8%	295	▲23.2%	▲89
EBITDA	907	917	1.2%	1,021	12.7%	+114
1株当たり中間純利益(円)	70.75			54.26	▲23.3%	▲16.49

*カネボウ化粧品関連の影響を除く。

連結売上高〔1〕

	2005年上期		2006年上期		
	億円	伸長率(%)	億円	(%) 伸長率	(%) 実質*
パーソナルケア製品	958	4.7	984	2.7	2.7
ハウスホールド製品	1,206	1.8	1,223	1.4	1.4
サニタリーほか製品	578	▲4.6	621	7.5	7.5
日本計	**2,744**	1.4	**2,830**	3.1	3.1
アジア	269	0.2	315	17.1	7.3
欧米	552	5.6	622	12.6	5.6
消去	▲34		▲37		
家庭用製品計	**3,531**	1.9	**3,730**	5.6	3.8
化粧品	**393**	▲0.1	**1,351**	243.7	243.1

*実質伸長率：為替の影響を除く伸長率

連結売上高〔2〕

	2005年上期		2006年上期		
	億円	伸長率 (%)	億円	(%) 伸長率	(%) 実質*
日本	566	3.7	578	2.1	2.1
アジア	257	9.1	264	2.9	▲6.8
欧米	362	13.9	405	12.0	5.7
消去	▲148		▲159		
工業用製品計	1,038	7.5	1,089	4.9	1.4
消去	▲131		▲145		
連結売上高	**4,830**	**3.0**	**6,025**	**24.7**	**22.6**

*実質伸長率：為替の影響を除く伸長率

花王

損益計算書(連結)

	2005年上期		2006年上期		増減*
	億円	%	億円	%	
売上高	4,830	100.0	6,025	100.0	1,194
売上原価	2,107	43.6	2,449	40.7	342
売上総利益	2,723	56.4	3,575	59.3	851
販売費及び一般管理費	2,093	43.3	2,861	47.4	768
カネボウ化粧品関連償却費控除前営業利益	630	13.1	714	11.9	83
カネボウ化粧品関連償却費	−	−	130	2.2	130
営業利益	630	13.1	584	9.7	▲46
営業外損益	5	0.1	0	0.0	▲5
経常利益	636	13.2	584	9.7	▲51
特別損益	▲11	▲0.3	▲12	▲0.2	▲0
税金等調整前当期純利益	624	12.9	572	9.5	▲52
法人税等	233	4.8	272	4.5	38
少数株主利益(減算)	6	0.1	4	0.1	▲1
中間純利益	384	8.0	295	4.9	▲89

(▲は損)

*増減 ＝ 2006年上期 － 2005年上期

※カネボウ化粧品関連の影響を除くと、売上高5,116億円、営業利益 610億円、経常利益 619億円、中間純利益 304億円。

花王

売上原価率・販管費率の推移(連結)



売上原価率
販管費率
%
55
50
45
40
35
30
売上原価率
47.2
販管費率
42.9
44.4
42.3
44.0
43.6
47.4
40.7
13.3
12.4
11.9
9.9
営業利益率
40 %
営業利益率
30
20
10
0
97年度
98
99
00
01
02
03
04
05
06年/上

* 97年度は事業税を組替表示しています。また、06年度上半期の販管費率および営業利益率はカネボウ化粧品関連償却費控除前。

花王

主な販売費及び一般管理費(連結)

(億円)

	05年上期	06年上期	増　減**
販売費及び一般管理費計*	2,093	2,861	768

荷造発送費	258	335	77
広告宣伝費	429	511	81
拡売費及び販促費	192	331	139
給料手当・賞与	358	570	211
研究開発費	199	212	12

*カネボウ化粧品関連償却費(130億円)を含まない。
**増減 ＝ 2006年上期 － 2006年上期

花王

事業別概況

【単位：億円】		売上高*				営業利益		
		2005年上期	2006年上期	増　減	伸長率(%)	2005年上期	2006年上期	増　減
家庭用製品		3,531	**3,730**	199	5.6	473	**472**	▲0
	営業利益率					*13.4%*	*12.7%*	
化　粧　品		393	**1,351**	958	243.7	38	**▲6**	▲45
	営業利益率					*9.9%*	*▲0.5%*	
	償却前**					38	123	84
	営業利益率					*9.9%*	*9.1%*	
工業用製品		1,038	**1,089**	51	4.9	117	**117**	0
	営業利益率					*11.3%*	*10.8%*	

*売上高：セグメント間消去前　**カネボウ化粧品関連償却費控除前

所在地別概況

【単位：億円】		売上高*				営業利益		
		2005年上期	2006年上期	増　減	伸長率(%)	2005年上期	2006年上期	増　減
日　本		3,586	**4,545**	958	26.7	549	**516**	▲32
	営業利益率					*15.3%*	*11.4%*	
	償却前**					549	646	97
	営業利益率					*15.3%*	*14.2%*	
ア ジ ア		527	**597**	70	13.4	36	**10**	▲25
	営業利益率					*6.8%*	*1.8%*	
米　州		461	**538**	77	16.9	27	**34**	6
	営業利益率					*5.9%*	*6.4%*	
	償却前***					35	43	7
	営業利益率					*7.7%*	*8.0%*	
欧　州		496	**633**	136	27.6	25	**19**	▲5
	営業利益率					*5.1%*	*3.1%*	
	償却前***					37	40	2
	営業利益率					*7.6%*	*6.3%*	

*売上高：セグメント間消去前　**カネボウ化粧品関連償却費控除前　***営業権の償却前

連結営業利益の増減

05年上期		06年上期
		億円
630	→	584

増減　▲46　▲7.4%

日　本	▲32
アジア	▲25
米　州	+6
欧　州	▲5
計	▲46

家庭用製品	▲0
化粧品	▲45
工業用製品	0
計	▲46

※各セグメントは内部消去前、計は内部消去後

花王

アジア家庭用製品


売上高（億円）
営業利益（億円）
売上高
営業利益
800
600
400
200
0
60
40
20
0
-20
04年/上
05年/上
06年/上

欧米家庭用製品


営業権償却前
800
600
400
200
0
100
80
60
40
20
0
04年/上
05年/上
06年/上

アジア工業用製品


800
600
400
200
0
100
80
60
40
20
0
04年/上
05年/上
06年/上

欧米工業用製品


800
600
400
200
0
100
80
60
40
20
0
04年/上
05年/上
06年/上

花王

連結経常利益の増減

05年上期　　06年度上期

636 → 584 億円

増減 ▲51 ▲8.1%

1. 営業利益の増減	▲46
2. 持分法投資損益の増減	▲2
3. 為替差損益	8
4. 金融収支	▲9
5. その他営業外項目	▲1
計	▲51

花王

連結税金等調整前純利益の増減

05年上期　　06年上期

624 → 572 億円

増減 ▲52 ▲8.4%

1. 経常利益の増減	▲51
2. 固定資産売却益	0
3. 投資有価証券売却益	▲0
4. 固定資産除売却損	▲1
5. 減損損失	▲0
6. その他	1
計	▲52

花王

繰延税金資産の取り崩し



取り崩し理由
課税所得
将来減算
一時差異
スケジューリング
繰延税金資産
(40%)
～2006年3月
監査委員会報告
第66号5(1)①
スケジューリング
可能差異
スケジューリング
不能差異
資産性あり
2006年4月～
監査委員会報告
第66号5(1)②
スケジューリング
可能差異
スケジューリング
不能差異
資産性あり
取り崩し

影響額

- 連結で40億円を法人税等調整額に計上。
- 今回の取り崩しは一過性のものです。

【注】 平成19年3月期中間決算短信補足資料(繰延税金資産の取り崩しについて)をご参照ください。

花王

貸借対照表(連結)

(億円)

	06年3月	06年9月	増減		06年3月	06年9月	増減
流動資産	3,646	3,741	95	流動負債	4,361	3,135	▲1,226
現金及び預金	473	444	▲29	仕入債務	965	1,068	103
売上債権	1,291	1,476	185	借入金	1,894	442	▲1,451
有価証券	201	275	74	未払金	274	260	▲14
たな卸資産	1,058	1,081	22	未払費用	759	984	225
その他	620	464	▲156	その他	467	378	▲89
固定資産	8,558	8,528	▲30	固定負債	2,657	3,803	1,145
有形固定資産	2,827	2,853	25	長期借入金／社債	2,185	3,326	1,141
無形固定資産	4,662	4,592	▲69	その他	472	477	4
投資その他の資産	1,068	1,081	13	負債合計	7,019	6,938	▲81
繰延資産	0	0	▲0	少数株主持分	89	-	-
				資本金	854	-	-
				資本剰余金	1,095	-	-
				利益剰余金	3,459	-	-
				その他有価証券評価差額金	58	-	-
				為替換算調整勘定	▲269	-	-
				自己株式	▲101	-	-
				資本合計	5,096	-	-
				株主資本	-	5,465	-
				-資本金	-	854	-
				-資本剰余金	-	1,095	-
				-利益剰余金	-	3,617	-
				-自己株式	-	▲102	-
				評価・換算差額等	-	▲219	-
				-その他有価証券評価差額金	-	49	-
				-為替換算調整勘定	-	▲269	-
				新株予約権	-	3	-
				少数株主持分	-	82	-
				純資産合計	-	5,331	-
資産合計	12,205	12,270	64	負債及び純資産合計	12,205	12,270	64

花王

キャッシュ・フロー計算書（連結）

（億円）

	05年上期	06年上期	増 減
営業活動によるキャッシュ・フロー	646	857	210
投資活動によるキャッシュ・フロー	▲451	▲300	150
財務活動によるキャッシュ・フロー	▲154	▲468	▲314
現金及び現金同等物に係る換算差額	10	▲13	▲23
現金及び現金同等物の増減額	51	74	22
現金及び現金同等物期首残高	704	675	▲28
新規連結に伴う現金及び現金同等物の増加高	7	－	▲7
連結除外に伴う現金及び現金同等物の減少額	▲8	－	8
現金及び現金同等物中間期末残高	755	749	▲5
借入金・社債中間期末残高	222	3,769	3,546

【投資活動】

設備投資

＜設備投資内容＞

新製品対応、フィリピンでの油脂アルコール製造設備能力アップ

トナー･トナーバインダー設備能力アップ他

【財務活動】

自己株式の取得：　　4億円

花王

自己株式取得の状況



（百万株）
35
30
25
20
15
10
5
0
通算 114.3 百万株
3,037 億円
10.0
10.0
19.9
29.1
16.0
27.3
2.0
0.0
1999年度
2000年度
2001年度
2002年度
2003年度
2004年度
2005年度
2006/上

金額(億円)	295	286	567	771	367	699	50	0

※市場からの買い入れ分

花王

3. 通期見通し

業績予想（連結）

	04年度		05年度		※1 ※2 06年度予想	
	億円	伸長率（%）	億円	伸長率（%）	億円	伸長率（%）
売上高	9,368	3.8	9,712	3.7	12,200	25.6
営業利益	1,213	1.4	1,201	▲1.0	1,170	▲2.6
対売上比（%）	(13.0)		(12.4)		(9.6)	
経常利益	1,253	2.2	1,219	▲2.7	1,150	▲5.7
対売上比（%）	(13.4)		(12.6)		(9.4)	
当期純利益	721	10.4	711	▲1.4	680	▲4.4
対売上比（%）	(7.7)		(7.3)		(5.6)	

1株当たり当期純利益（円）	131.16	10.2	130.58	▲0.4	124.78	▲4.4
ROE	16.5%		14.9%		12.8%	
EBITDA（営業利益＋償却費）	1,781	0.2	1,808	1.5	2,060	13.9
1株当たり配当金（円）	38.0	18.8	50.0	31.6	52.0	4.0

（※1） 予想為替レート: 117円/米ドル、145円/ユーロ

（※2） カネボウ化粧品関連のインパクト:売上高 約2,000億円、営業利益率 約10%、知的財産権償却費 約170億円、のれん 約100億円、金融費用 約30億円。

2006年度セグメント別売上予想

連結売上高　12,200億円 +25.6%

所在地別

	億円	
日　本	9,190	+29.8%
アジア	1,220	+10.0%
米　州	1,060	+11.4%
欧　州	1,310	+19.7%

事業別

	億円	
家庭用製品	7,340	+4.3%
化　粧　品	2,940	+244.9%
工業用製品	2,200	+5.3%

2006年度日本家庭用製品売上予想

（億円）

	上期			年間		
	2005年度 実績	2006年度 実績	伸長率	2005年度 実績	2006年度 予想	伸長率
パーソナルケア製品	958	984	2.7%	1,878	1,920	2.2%
ハウスホールド製品	1,206	1,223	1.4%	2,375	2,420	1.9%
サニタリーほか製品	578	621	7.5%	1,136	1,190	4.7%
合　計	2,744	2,830	3.1%	5,390	5,530	2.6%

年間業績予想の主な前提要因

国内家庭用製品の売価ダウンの影響　▲1～0%程度

		損益への影響（億円）
TCR（トータルコストリダクション）	≒	+50
原材料価格上昇の影響	≒	▲60～▲70

予想為替レート

米ドル　＝　117円
ユーロ　＝　145円

花王

セグメント別営業利益予想

増益
- 家庭用製品　米州

横ばい
- 家庭用製品　アジア
- 工業用製品　日本
- 工業用製品　米州
- 工業用製品　欧州

減益
- 家庭用製品　日本
- 家庭用製品　欧州
- 化粧品
- 工業用製品　アジア

花王

連結売上高/営業利益率

【年間】



売上高
(億円)
営業利益
(億円)
営業利益率
売上高
営業利益
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
8,390
8,652
9,026
9,368
9,712
12,200
1,117
1,149
1,197
1,213
1,201
1,170
13.3%
13.3%
13.3%
13.0%
12.4%
9.6%
01
02
03
04
05
06年度(予)

花王

EBITDAの推移(連結)



(億円)
営業利益
減価償却費
2,500
2,000
1,500
1,000
500
0
1,702
1,732
1,778
1,781
1,808
2,060
584
583
581
567
607
890
1, 117
1, 149
1, 197
1, 213
1, 201
1, 170
01
02
03
04
05
06年度 (予)

花王

ROE・ROAの推移（連結）


(%)
20
15
10
5
0
ROE
ROA
13.1
14.6
14.6
15.7
17.0
17.7
14.9
12.8
11.3
12.7
13.1
14.2
15.5
16.5
12.8
9.5
99
00
01
02
03
04
05
06年度（予）

ROA：経常利益÷総資産

花王

1株当たり当期純利益の推移（連結）


当期純利益
（億円）
1株当たり当期純利益（円）
期中平均株式数（億株）
当期純利益
1株当たり当期純利益
900
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
521
594
602
624
653
721
711
680
83.5
96.7
100.4
108.1
119.1
131.2
130.6
124.8
6.2
6.1
6.0
5.8
5.5
5.5
5.4
5.4
99
00
01
02
03
04
05
06年度(予)

花王

1株当たり配当金の推移


(円)
50
40
30
20
10
0
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
52.00
88年度
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06(予)

(※)株式分割の影響を補正しています。

花王

資本的支出の推移(連結)


(億円)
2,500
2,000
1,500
1,000
500
0
□単体 □連結子会社
カネボウ化粧品
知的財産権
495
151
344
845
563
282
518
179
339
543
231
312
2,035
1,480
201
354
555
700
330
370
01
02
03
04
05
06年度 (予)

(※)新規連結子会社買収に伴う支出は含みません。

花王

2006年度連結売上高/営業利益予想
【四半期／累計】



(億円)
営業利益2005
営業利益2006
売上2005
売上2006
12,200
9,712
7,460
6,025
4,830
2,838
2,331
268
241
630
584
1,052
1,201
1,170
第1四半期
上半期
年間

花王

業績予想(単体)

	04年度		※1 05年度		※1 06年度予想	
	億円	伸長率(%)	億円	伸長率(%)	億円	伸長率(%)
売上高	6,946	4.3	6,885	▲0.9	**7,000**	1.7
営業利益	980	▲0.4	905	▲7.6	**760**	▲16.1
対売上比(%)	(14.1)		(13.2)		(10.9)	
経常利益	1,045	▲0.8	1,001	▲4.2	**830**	▲17.1
対売上比(%)	(15.1)		(14.5)		(11.9)	
当期純利益	625	2.4	641	2.6	**560**	▲12.7
対売上比(%)	(9.0)		(9.3)		(8.0)	

1株当たり当期純利益	113.62	2.2	117.61	3.5	102.65	▲12.7
ROE	14.6%		14.1%		11.5%	
EBITDA(営業利益+償却費)	1,384	▲0.5	1,317	▲4.9	1,300	▲1.3

(※1)カネボウ化粧品関連の知的財産権の償却費及び金融費用を含む。

花王

花王

Exhibit B-3

2006年度上半期のハイライト

2006年10月23日

花王株式会社

社長執行役員

尾﨑　元規

花王

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL: http://www.kao.co.jp/corp/ir/i07/index.html

ご説明項目

- ✧ 2006年度上半期サマリー
- ✧ 成長戦略：進捗と今後
- ✧ 2006年度予想

花王

2006年度上半期サマリー

花王

2006年度上半期概況

繰延税金資産の取崩しを除き、売上・利益ともに計画通り

			カネボウ化粧品関連の影響を除く	
✧ 売上高:	6,025億円	(+24.7%)	5,116億円	(+5.9%)
✧ 営業利益:	584億円	(▲7.4%)	610億円	(▲3.3%)
✧ 経常利益:	584億円	(▲8.1%)	619億円	(▲2.6%)
✧ 当期純利益:	295億円	(▲23.2%)	304億円	(▲20.8%)
✧ EBITDA:	1,021億円	(+12.7%)	917億円	(+1.2%)
✧ 1株当たり当期純利益:	54.26円	(▲23.3%)		

✧ 株主還元
  ➢1株当たり中間配当:26円

カネボウ化粧品上半期サマリー
<2006年2~6月>
○売上高: 約900億円
○営業利益率: 9%強

花王

成長戦略:進捗と今後

花王

花王の成長戦略

商品の高付加価値化による利益ある成長の達成

- ✧ ビューティケアとヒューマンヘルスケアの事業領域での成長の加速
- ✧ 基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展
- ✧ グローバルに特徴ある強い工業用製品事業への注力

花王

ビューティケア事業領域

事業セグメント・カテゴリー	トピックス
化粧品	○グローバルでの化粧品事業強化 ➢シナジー効果発現に向けての活動 ➢カネボウ化粧品の中国事業展開 ➢好調なモルトン・ブラウン
国内パーソナルケア製品	○ヘアケアカテゴリーの更なる強化 ➢アジエンス製品ライン拡充 ➢エッセンシャルリニューアル
欧米家庭用製品	○プレミアムパーソナルケアの拡大 ➢花王ブランズ：好調なJergens natural glow ➢KPSS：KMSブランド全面リニューアル

✧今後の取り組み
- ➢カネボウ化粧品およびモルトン・ブラウンによる海外化粧品事業拡大
- ➢欧米プレミアムパーソナルケアの一層の強化

花王

売上100億円超の花王グループ化粧品ブランド

【ビューティケア事業領域】

8ブランド ⇒ 2010年度までに16ブランドへ



ファインフィット



テスティモ



レヴュー



ブランシール



モルトン・ブラウン



トワニー



サラ



ケイト

花王

カネボウ化粧品とのシナジー

【ビューティケア事業領域】

消費者のニーズに対応して、注力ブランドの価値を高めることが最優先課題

売上拡大のための積極投資

◆注力28ブランドへの集中
- ➢ 新・肌測定機器導入による店頭でのカウンセリング強化

◆プレステージ市場での存在感確立による中国事業展開のさらなる強化
- ➢ 百貨店流通
  - ↳ インプレス・ルナソルの本格的な導入
  - ↳ 2009年取扱い店数約500店（現状200店）
- ➢ 高級薬局流通
  - ↳ 2009年取扱い店数約1,000店（現状30店）



インプレス



ルナソル

《短期で効果が見込まれるもの》

コストシナジー発現に向けた取り組み

◆ コスト削減（原材料・メディアなど）
◆ 生産拠点の相互活用
◆ 共同配送への取り組み

花王

国内ヘアケアカテゴリー

【ビューティケア事業領域】

国内シャンプー・コンディショナーマーケットシェアNo.1

アジエンス アジエンス ASIENCE	製品ラインナップの拡充 4月　濃密ヘアマスク新発売 10月　美髪メイクホイップ ・美髪メイクヴェール新発売 
エッセンシャル Essential DAMAGE-CARE	8月　改良新発売 現代の女性に求められる 仕上がり感を追及 
メリット メリット	1月　改良新発売 現代人の頭皮環境にあわ せた地肌ケア 
サラ SALA	8月　改良新発売 コスメティック感のある ヘアケアブランド 

花王

ヒューマンヘルスケア事業領域

事業セグメント・カテゴリー	トピックス
国内サニタリーほか製品	○ヘルシア ＞当初計画を上回るヘルシアウォーターでヘルシアブランド活性化 ○エコナ ＞特保に基づくベネフィット訴求でブランド力強化 ○サニタリー ＞快適性・心の満足を追求したロリエエフ好調持続 ＞通気性のよさに加え、歩きやすさを追求したメリーズパンツ伸長
国内パーソナルケア製品	○オーラルケアの更なる強化 ＞新ブランド・薬用ピュオーラ上市で口内環境改善を提案



薬用ピュオーラ　ヘルシアウォーター　ロリエエフ

✧今後の取り組み

＞ 従来の健康機能食品にオーラルケア・サニタリーなどを加え、ヒューマンヘルスケアでの拡大・強化

花王

ファブリック＆ホームケア事業領域

事業セグメント・カテゴリー	トピックス

ハウスホールド製品



アタック
ALL in



食器洗い乾燥機専用
ファミリーキュキュット
クエン酸効果



液体ふんわり
ニュービーズ



ハミングフレア
リラックスハーブの香り

○市場を活性化する高付加価値新製品効果で売上拡大
- ➢衣洗
  - ✎ アタックALL in
  - ✎ 液体ふんわりニュービーズ
- ➢仕上剤
  - ✎ ハミングフレア　リラックスハーブの香り
- ➢キッチンケア
  - ✎ 食器洗い乾燥機専用ファミリーキュキュット クエン酸効果

✧今後の取り組み
- ➢高付加価値の新製品・改良品で原材料価格高騰のインパクトを吸収し、着実な利益創出

花王

工業用製品事業領域

事業セグメント・カテゴリー	トピックス

工業用製品



油脂アルコール

ハードディスク用
研磨剤





複写機用
カラートナー

○注力3事業でのさらなる持続的成長
- ➢油脂事業
- ➢スペシャルティケミカルズ事業
- ➢機能材料事業

○積極的な設備投資で継続的売上伸長
- ➢三級アミン（ドイツ）
- ➢コンクリート用高性能減水剤（ドイツ）
- ➢トナー・トナーバインダー（アメリカ・スペイン）
- ➢油脂アルコール（フィリピン）

✧今後の取り組み
- ➢油脂事業およびスペシャルティケミカルズのさらなるグローバル展開の拡大
- ➢新設備のスムーズな立ち上げと稼働率アップ

花王

グローバルマネジメント体制の確立

アジア家庭用製品事業の一体運営

○販売・マーケティングにおける日本と各国の連携
- 台湾・香港で展開していたアジエンスをシンガポールに拡大
- タイの売上伸長をけん引するアタックイージー
- ロリエエフを香港・シンガポールで展開

○グローバルサプライチェーンマネジメント推進
- アセアン地域のハブ工場としてのタイ新工場
- SAPの活用

→ *中長期的な利益の創出につながる売上拡大を目指す*


アジエンス


アタックイージー


ロリエエフ

花王

2006年度予想

花王

2006年度予想

EBITDA2桁伸長、さらなる飛躍に向けたキャッシュフロー拡大

			カネボウ化粧品関連の影響を除く	
✧ 売上高:	12,200億円	(+25.6%)	10,200億円	(+5.0%)
✧ 営業利益:	1,170億円	(▲2.6%)	1,220億円	(+1.6%)
✧ 経常利益:	1,150億円	(▲5.7%)	1,230億円	(+0.9%)
✧ 当期純利益:	680億円	(▲4.4%)	695億円	(▲2.3%)
✧ EBITDA:	2,060億円	(+13.9%)	1,840億円	(+1.7%)
✧ ROE:	12.8%	(▲2.1ポイント)		
✧ 1株当たり当期純利益:	124.78円	(▲4.4%)		

カネボウ化粧品事業
<2006年2～12月>
○売上高: 2,000億円
○営業利益率: 約10%

✧ 株主還元
- ➢1株当たり配当: 52円 (+2円;配当性向 41.7%)

花王

Exhibit B-4

平成１８年１０月２５日

各 位

会 社 名　花　王　株　式　会　社
代表者名　代表取締役　社長執行役員
尾　﨑　元　規
（コード番号　４４５２　東証第一部）

（訂正）決算説明資料の一部訂正について

平成 18 年 10 月 23 日に開示いたしました決算説明資料「2006 年度上半期のハイライト」の一部及び「2007 年（平成 19 年）３月期中間決算説明会資料」の一部に誤りがありましたので、下記の通り訂正させていただきます。なお、訂正後の「2006 年度上半期のハイライト」及び「2007 年（平成 19 年）３月期中間決算説明会資料」を添付いたします。

記

〔訂正箇所〕

1. 「2006 年度上半期のハイライト」

スライド５

『カネボウ化粧品関連の影響を除く』2006 年度上半期概況

	正	誤
EBITDA	900 億円（▲0.7%）	917 億円（+1.2%）

スライド 17

『カネボウ化粧品関連の影響を除く』2006 年度予想

	正	誤
（伸長率）		
営業利益	▲0.8%	+1.6%
経常利益	▲1.6%	+0.9%
当期純利益	▲4.8%	▲2.3%
EBITDA	▲0.5%	+1.7%
（金額）		
EBITDA	1,800 億円	1,840 億円

２．「2007 年（平成 19 年）３月期中間決算説明会資料」

スライド７

『カネボウ化粧品関連の影響を除く』2006 年度上半期損益

	正	誤
EBITDA	900 億円（▲0.7%）	917 億円（+1.2%）

以　上

【お問合せ先】
花王株式会社
社長室ＩＲグループ
TEL：03-3660-7101
FAX：03-3660-8978
E-mail：ir@kao.co.jp

2006年度上半期のハイライト

2006年10月23日

花王株式会社

社長執行役員

尾﨑　元規

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL： http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2006年10月23日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

ご説明項目

- ✧ 2006年度上半期サマリー
- ✧ 成長戦略：進捗と今後
- ✧ 2006年度予想

花王

2006年度上半期サマリー

2006年度上半期概況

繰延税金資産の取崩しを除き、売上・利益ともに計画通り

			カネボウ化粧品関連の影響を除く	
✧ 売上高:	6,025億円	(+24.7%)	5,116億円	(+5.9%)
✧ 営業利益:	584億円	(▲7.4%)	610億円	(▲3.3%)
✧ 経常利益:	584億円	(▲8.1%)	619億円	(▲2.6%)
✧ 当期純利益:	295億円	(▲23.2%)	304億円	(▲20.8%)
✧ EBITDA:	1,021億円	(+12.7%)	900億円	(▲0.7%)
✧ 1株当たり当期純利益:	54.26円	(▲23.3%)		

✧ 株主還元

➢ 1株当たり中間配当:26円

カネボウ化粧品上半期サマリー

＜2006年2～6月＞

〇売上高: 約900億円

〇営業利益率: 9%強

花王

成長戦略：進捗と今後

花王の成長戦略

商品の高付加価値化による利益ある成長の達成

- ✧ ビューティケアとヒューマンヘルスケアの事業領域での成長の加速
- ✧ 基盤事業であるファブリック＆ホームケア事業のさらなる強化・発展
- ✧ グローバルに特徴ある強い工業用製品事業への注力

花王

ビューティケア事業領域

事業セグメント・カテゴリー	トピックス
化粧品	○グローバルでの化粧品事業強化 ➢シナジー効果発現に向けての活動 ➢カネボウ化粧品の中国事業展開 ➢好調なモルトン・ブラウン
国内パーソナルケア製品	○ヘアケアカテゴリーの更なる強化 ➢アジエンス製品ライン拡充 ➢エッセンシャルリニューアル
欧米家庭用製品	○プレミアムパーソナルケアの拡大 ➢花王ブランズ：好調なJergens natural glow ➢KPSS：KMSブランド全面リニューアル

✧今後の取り組み
- ➢カネボウ化粧品およびモルトン・ブラウンによる海外化粧品事業拡大
- ➢欧米プレミアムパーソナルケアの一層の強化

売上100億円超の花王グループ化粧品ブランド
【ビューティケア事業領域】

8ブランド ➡ 2010年度までに16ブランドへ


ファインフィット


テスティモ


レヴュー


ブランシール


モルトン・ブラウン


トワニー


サラ


ケイト

花王

カネボウ化粧品とのシナジー
【ビューティケア事業領域】

消費者のニーズに対応して、注力ブランドの価値を高めることが最優先課題

売上拡大のための積極投資

◈注力28ブランドへの集中
- ➢ 新・肌測定機器導入による店頭でのカウンセリング強化

◈プレステージ市場での存在感確立による中国事業展開のさらなる強化
- ➢ 百貨店流通
  - ↳ インプレス・ルナソルの本格的な導入
  - ↳ 2009年取扱い店数約500店（現状200店）
- ➢ 高級薬局流通
  - ↳ 2009年取扱い店数約1,000店（現状30店）


インプレス


ルナソル

《短期で効果が見込まれるもの》

コストシナジー発現に向けた取り組み

◈ コスト削減（原材料・メディアなど）
◈ 生産拠点の相互活用
◈ 共同配送への取り組み

花王

国内ヘアケアカテゴリー

【ビューティケア事業領域】

国内シャンプー・コンディショナーマーケットシェアNo.1

アジエンス アジエンス ASIENCE	製品ラインナップの拡充 4月　濃密ヘアマスク新発売 10月　美髪メイクホイップ ・美髪メイクヴェール新発売 
エッセンシャル Essential DAMAGE-CARE	8月　改良新発売 現代の女性に求められる 仕上がり感を追及 
メリット メリット	1月　改良新発売 現代人の頭皮環境にあわ せた地肌ケア 
サラ SALA	8月　改良新発売 コスメティック感のある ヘアケアブランド 

花王

ヒューマンヘルスケア事業領域

事業セグメント・カテゴリー	トピックス
国内サニタリーほか製品	○ヘルシア ➢当初計画を上回るヘルシアウォーターでヘルシアブランド活性化 ○エコナ ➢特保に基づくベネフィット訴求でブランド力強化 ○サニタリー ➢快適性・心の満足を追求したロリエエフ好調持続 ➢通気性のよさに加え、歩きやすさを追求したメリーズパンツ伸長
国内パーソナルケア製品	○オーラルケアの更なる強化 ➢新ブランド・薬用ピュオーラ上市で口内環境改善を提案



ヘルシアウォーター　薬用ピュオーラ　ロリエエフ

✧今後の取り組み

➢ 従来の健康機能食品にオーラルケア・サニタリーなどを加え、ヒューマンヘルスケアでの拡大・強化

花王

ファブリック＆ホームケア事業領域

事業セグメント・カテゴリー	トピックス

ハウスホールド製品



アタック
ALL in



食器洗い乾燥機専用
ファミリーキュキュット
クエン酸効果



液体ふんわり
ニュービーズ



ハミングフレア
リラックスハーブの香り

○市場を活性化する高付加価値新製品効果で売上拡大

- ➢衣洗
  - アタックALL in
  - 液体ふんわりニュービーズ
- ➢仕上剤
  - ハミングフレア　リラックスハーブの香り
- ➢キッチンケア
  - 食器洗い乾燥機専用ファミリーキュキュット クエン酸効果

✧今後の取り組み

- ➢高付加価値の新製品・改良品で原材料価格高騰のインパクトを吸収し、着実な利益創出

花王

工業用製品事業領域

事業セグメント・カテゴリー	トピックス

工業用製品



油脂アルコール



ハードディスク用
研磨剤



複写機用
カラートナー

○注力3事業でのさらなる持続的成長
- ➢油脂事業
- ➢スペシャルティケミカルズ事業
- ➢機能材料事業

○積極的な設備投資で継続的売上伸長
- ➢三級アミン(ドイツ)
- ➢コンクリート用高性能減水剤(ドイツ)
- ➢トナー・トナーバインダー
(アメリカ・スペイン)
- ➢油脂アルコール(フィリピン)

✧今後の取り組み
- ➢油脂事業およびスペシャルティケミカルズのさらなるグローバル展開の拡大
- ➢新設備のスムーズな立ち上げと稼働率アップ

花王

グローバルマネジメント体制の確立

アジア家庭用製品事業の一体運営

- ○販売・マーケティングにおける日本と各国の連携
  - 台湾・香港で展開していたアジエンスをシンガポールに拡大
  - タイの売上伸長をけん引するアタックイージー
  - ロリエエフを香港・シンガポールで展開
- ○グローバルサプライチェーンマネジメント推進
  - アセアン地域のハブ工場としてのタイ新工場
  - SAPの活用

→ *中長期的な利益の創出につながる売上拡大を目指す*



アジエンス



アタックイージー



ロリエエフ

花王

2006年度予想

2006年度予想

EBITDA2桁伸長、さらなる飛躍に向けたキャッシュフロー拡大

			カネボウ化粧品関連の影響を除く	
✧ 売上高：	12,200億円	(+25.6%)	10,200億円	(+5.0%)
✧ 営業利益：	1,170億円	(▲2.6%)	1,220億円	(▲0.8%)
✧ 経常利益：	1,150億円	(▲5.7%)	1,230億円	(▲1.6%)
✧ 当期純利益：	680億円	(▲4.4%)	695億円	(▲4.8%)
✧ EBITDA：	2,060億円	(+13.9%)	1,800億円	(▲0.5%)
✧ ROE：	12.8%	(▲2.1ポイント)		
✧ 1株当たり当期純利益：	124.78円	(▲4.4%)		

カネボウ化粧品事業

＜2006年2～12月＞

○売上高：　2,000億円

○営業利益率：　約10%

✧ 株主還元

➢ 1株当たり配当：52円 (+2円；配当性向 41.7%)

花王

花王

2007年(平成19年)3月期
中間決算説明会資料

2006年4月1日～2006年9月30日

花王株式会社

2006年10月23日

このプレゼンテーション資料はＰＤＦ形式で当社ホームページ『投資家情報』に掲載してあります。
URL： http://www.kao.co.jp/corp/ir/i07/index.html

このプレゼンテーション資料には、2006年10月23日現在の将来に関する前提・見通し・計画に基づく予測が含まれています。世界経済・競合状況・為替・金利の変動等にかかわるリスクや不確定要因により実際の業績が記載の予測と大幅に異なる可能性があります。

（このプレゼンテーション資料の金額は切捨てで表示しています。）

花王

1. 当中間期の事業環境

消費支出の推移(総務省家計調査)



(%)
10
5
0
-5
-10
全世帯名目前年同月比
2006年度
00年度
01年度
02年度
03年度
04年度
05年度
06/4
06/5
06/6
06/7
06/8

花王

トイレタリー15品●消費者購入●単価の推移


指数
105
100
95
90
85
80
100
99
98
97
95
94
93
93
93
02/上
02/下
03/上
03/下
04/上
04/下
05/上
05/下
06/上

（SRI調べ）

花王

2. 当中間期の連結業績

●連結損益●

【億円】

	05年/上	06年/上*		06年/上		増減
売上高	4,830	5,116	5.9%	6,025	24.7%	+1,194
営業利益	630	610	▲3.3%	584	▲7.4%	▲46
対売上比	*13.1%*	*11.9%*		*9.7%*		
経常利益	636	619	▲2.6%	584	▲8.1%	▲51
中間純利益	384	304	▲20.8%	295	▲23.2%	▲89
EBITDA	907	900	▲0.7%	1,021	12.7%	+114
1株当たり中間純利益(円)	70.75			54.26	▲23.3%	▲16.49

*カネボウ化粧品関連の影響を除く。

花王

連結売上高〔1〕

	2005年上期		2006年上期		
	億円	伸長率 (%)	億円	(%) 伸長率	実質*
パーソナルケア製品	958	4.7	984	2.7	2.7
ハウスホールド製品	1,206	1.8	1,223	1.4	1.4
サニタリーほか製品	578	▲4.6	621	7.5	7.5
日本計	2,744	1.4	2,830	3.1	3.1
アジア	269	0.2	315	17.1	7.3
欧 米	552	5.6	622	12.6	5.6
消 去	▲34		▲37		
家庭用製品計	3,531	1.9	3,730	5.6	3.8

化　粧　品	393	▲0.1	1,351	243.7	243.1

*実質伸長率：為替の影響を除く伸長率

花王

連結売上高〔2〕

	2005年上期		2006年上期		
	億円	伸長率 (%)	億円	(%) 伸長率	(%) 実質*
日 本	566	3.7	578	2.1	2.1
アジア	257	9.1	264	2.9	▲6.8
欧 米	362	13.9	405	12.0	5.7
消 去	▲148		▲159		
工業用製品計	1,038	7.5	1,089	4.9	1.4
消 去	▲131		▲145		
連結売上高	4,830	3.0	6,025	24.7	22.6

*実質伸長率：為替の影響を除く伸長率

損益計算書(連結)

	2005年上期		2006年上期		増減*
	億円	%	億円	%	
売上高	4,830	100.0	6,025	100.0	1,194
売上原価	2,107	43.6	2,449	40.7	342
売上総利益	2,723	56.4	3,575	59.3	851
販売費及び一般管理費	2,093	43.3	2,861	47.4	768
カネボウ化粧品関連償却費控除前営業利益	630	13.1	714	11.9	83
カネボウ化粧品関連償却費	−	−	130	2.2	130
営業利益	630	13.1	584	9.7	▲46
営業外損益	5	0.1	0	0.0	▲5
経常利益	636	13.2	584	9.7	▲51
特別損益	▲11	▲0.3	▲12	▲0.2	▲0
税金等調整前当期純利益	624	12.9	572	9.5	▲52
法人税等	233	4.8	272	4.5	38
少数株主利益(減算)	6	0.1	4	0.1	▲1
中間純利益	384	8.0	295	4.9	▲89

(▲は損)

*増減 ＝ 2006年上期 − 2005年上期

※カネボウ化粧品関連の影響を除くと、売上高5,116億円、営業利益 610億円、経常利益 619億円、中間純利益 304億円。

花王

売上原価率・販管費率の推移（連結）



売上原価率
販管費率
営業利益率
55 %
50
45
40
35
30
40 %
30
20
10
0
売上原価率
販管費率
営業利益率
47.2
42.9
44.4
42.3
44.0
43.6
47.4
40.7
9.9
13.3
12.4
11.9
97年度
98
99
00
01
02
03
04
05
06年/上

＊ 97年度は事業税を組替表示しています。また、06年度上半期の販管費率および営業利益率はカネボウ化粧品関連償却費控除前。

花王

主な販売費及び一般管理費（連結）

（億円）

	05年上期	06年上期	増　減**
販売費及び一般管理費計*	2,093	2,861	768
荷造発送費	258	335	77
広告宣伝費	429	511	81
拡売費及び販促費	192	331	139
給料手当・賞与	358	570	211
研究開発費	199	212	12

*カネボウ化粧品関連償却費（130億円）を含まない。
**増減 ＝ 2006年上期 － 2005年上期

事業別概況

【単位：億円】		売上高*				営業利益		
		2005年上期	2006年上期	増　減	伸長率（%）	2005年上期	2006年上期	増　減
家庭用製品		3,531	3,730	199	5.6	473	472	▲0
	営業利益率					*13.4%*	*12.7%*	
化　粧　品		393	1,351	958	243.7	38	▲6	▲45
	営業利益率					*9.9%*	*▲0.5%*	
	償却前**					38	123	84
	営業利益率					*9.9%*	*9.1%*	
工業用製品		1,038	1,089	51	4.9	117	117	0
	営業利益率					*11.3%*	*10.8%*	

*売上高：セグメント間消去前　**カネボウ化粧品関連償却費控除前

花王

所在地別概況

【単位：億円】		売上高*				営業利益		
		2005年上期	2006年上期	増　減	伸長率（%）	2005年上期	2006年上期	増　減
日本		3,586	4,545	958	26.7	549	516	▲32
	営業利益率					15.3%	11.4%	
	償却前**					549	646	97
	営業利益率					15.3%	14.2%	
アジア		527	597	70	13.4	36	10	▲25
	営業利益率					6.8%	1.8%	
米州		461	538	77	16.9	27	34	6
	営業利益率					5.9%	6.4%	
	償却前***					35	43	7
	営業利益率					7.7%	8.0%	
欧州		496	633	136	27.6	25	19	▲5
	営業利益率					5.1%	3.1%	
	償却前***					37	40	2
	営業利益率					7.6%	6.3%	

*売上高：セグメント間消去前　**カネボウ化粧品関連償却費控除前　***営業権の償却前

連結営業利益の増減

05年上期		06年上期
		億円
630	→	584

増減　▲46　▲7.4%

日本	▲32
アジア	▲25
米州	+6
欧州	▲5
計	▲46

家庭用製品	▲0
化粧品	▲45
工業用製品	0
計	▲46

※各セグメントは内部消去前、計は内部消去後

花王

アジア家庭用製品



売上高（億円）
営業利益（億円）
売上高
営業利益
800
600
400
200
0
60
40
20
0
-20
04年/上
05年/上
06年/上

欧米家庭用製品



営業権償却前 ··▲··
800
600
400
200
0
100
80
60
40
20
0
04年/上
05年/上
06年/上

アジア工業用製品



800
600
400
200
0
100
80
60
40
20
0
04年/上
05年/上
06年/上

欧米工業用製品



800
600
400
200
0
100
80
60
40
20
0
04年/上
05年/上
06年/上

花王

連結経常利益の増減

05年上期		06年上期
636	→	584 億円

増減 ▲51 ▲8.1%

1. 営業利益の増減	▲46
2. 持分法投資損益の増減	▲2
3. 為替差損益	8
4. 金融収支	▲9
5. その他営業外項目	▲1
計	▲51

花王

連結税金等調整前純利益の増減

05年上期		06年上期
624	→	572 億円

増減　▲52　▲8.4%

1. 経常利益の増減	△51
2. 固定資産売却益	0
3. 投資有価証券売却益	△0
4. 固定資産除売却損	△1
5. 減損損失	△0
6. その他	1
計	△52

花王

繰延税金資産の取り崩し

取り崩し理由



課税所得
将来減算
一時差異
スケジューリング
繰延税金資産
(40%)
~2006年3月
監査委員会報告
第66号5(1)①
スケジューリング
可能差異
スケジューリング
不能差異
資産性あり
2006年4月~
監査委員会報告
第66号5(1)②
スケジューリング
可能差異
スケジューリング
不能差異
資産性あり
取り崩し

影響額

- 連結で40億円を法人税等調整額に計上。
- 今回の取り崩しは一過性のものです。

【注】 平成19年3月期中間決算短信補足資料(繰延税金資産の取り崩しについて)をご参照ください。

貸借対照表（連結）

（億円）

	06年3月	06年9月	増減		06年3月	06年9月	増減
流動資産	3,646	3,741	95	流動負債	4,361	3,135	▲1,226
現金及び預金	473	444	▲29	仕入債務	965	1,068	103
売上債権	1,291	1,476	185	借入金	1,894	442	▲1,451
有価証券	201	275	74	未払金	274	260	▲14
たな卸資産	1,058	1,081	22	未払費用	759	984	225
その他	620	464	▲156	その他	467	378	▲89
固定資産	8,558	8,528	▲30	固定負債	2,657	3,803	1,145
有形固定資産	2,827	2,853	25	長期借入金／社債	2,185	3,326	1,141
無形固定資産	4,662	4,592	▲69	その他	472	477	4
投資その他の資産	1,068	1,081	13	負債合計	7,019	6,938	▲81
繰延資産	0	0	▲0	少数株主持分	89	－	－
				資本金	854	－	－
				資本剰余金	1,095	－	－
				利益剰余金	3,459	－	－
				その他有価証券評価差額金	58	－	－
				為替換算調整勘定	▲269	－	－
				自己株式	▲101	－	－
				資本合計	5,096	－	－
				株主資本	－	5,465	－
				-資本金	－	854	－
				-資本剰余金	－	1,095	－
				-利益剰余金	－	3,617	－
				-自己株式	－	▲102	－
				評価・換算差額等	－	▲219	－
				-その他有価証券評価差額金	－	49	－
				-為替換算調整勘定	－	▲269	－
				新株予約権	－	3	－
				少数株主持分	－	82	－
				純資産合計	－	5,331	－
資産合計	12,205	12,270	64	負債及び純資産合計	12,205	12,270	64

花王

キャッシュ・フロー計算書（連結）

（億円）

	05年上期	06年上期	増 減
営業活動によるキャッシュ・フロー	646	857	210
投資活動によるキャッシュ・フロー	▲451	△300	150
財務活動によるキャッシュ・フロー	▲154	△468	▲314
現金及び現金同等物に係る換算差額	10	△13	▲23
現金及び現金同等物の増減額	51	74	22
現金及び現金同等物期首残高	704	675	▲28
新規連結に伴う現金及び現金同等物の増加高	7	−	▲7
連結除外に伴う現金及び現金同等物の減少額	▲8	−	8
現金及び現金同等物中間期末残高	755	749	▲5
借入金・社債中間期末残高	222	3,769	3,546

【投資活動】

設備投資

＜設備投資内容＞

新製品対応、フィリピンでの油脂アルコール製造設備能力アップ

トナー・トナーバインダー設備能力アップ他

【財務活動】

自己株式の取得：　　4億円

花王

自己株式取得の状況



(百万株)
35
30
25
20
15
10
5
0
通算 114.3 百万株
3,037 億円
10.0
10.0
19.9
29.1
16.0
27.3
2.0
0.0
1999年度
2000年度
2001年度
2002年度
2003年度
2004年度
2005年度
2006/上

	1999年度	2000年度	2001年度	2002年度	2003年度	2004年度	2005年度	2006/上
金額(億円)	295	286	567	771	367	699	50	0

※市場からの買い入れ分

花王

3. 通期見通し

業績予想(連結)

	04年度		05年度		※1 ※2 06年度予想	
	億円	伸長率（%）	億円	伸長率（%）	億円	伸長率（%）
売上高	9,368	3.8	9,712	3.7	12,200	25.6
営業利益	1,213	1.4	1,201	▲1.0	1,170	▲2.6
対売上比（%）	(13.0)		(12.4)		(9.6)	
経常利益	1,253	2.2	1,219	▲2.7	1,150	▲5.7
対売上比（%）	(13.4)		(12.6)		(9.4)	
当期純利益	721	10.4	711	▲1.4	680	▲4.4
対売上比（%）	(7.7)		(7.3)		(5.6)	

1株当たり当期純利益（円）	131.16	10.2	130.58	▲0.4	124.78	▲4.4
ROE	16.5%		14.9%		12.8%	
EBITDA(営業利益＋償却費)	1,781	0.2	1,808	1.5	2,060	13.9
1株当たり配当金（円）	38.0	18.8	50.0	31.6	52.0	4.0

（※1） 予想為替レート： 117円/米ドル、145円/ユーロ
（※2） カネボウ化粧品関連のインパクト：売上高 約2,000億円、営業利益率 約10%、知的財産権償却費 約170億円、のれん 約100億円、金融費用 約30億円。

花王

2006年度セグメント別売上予想

連結売上高　12,200億円 +25.6%

所在地別

	億円	
日本	9,190	+29.8%
アジア	1,220	+10.0%
米州	1,060	+11.4%
欧州	1,310	+19.7%

事業別

	億円	
家庭用製品	7,340	+4.3%
化粧品	2,940	+244.9%
工業用製品	2,200	+5.3%

花王

2006年度日本家庭用製品売上予想

（億円）

	上期			年間		
	2005年度 実績	2006年度 実績	伸長率	2005年度 実績	2006年度 予想	伸長率
パーソナルケア製品	958	984	2.7%	1,878	1,920	2.2%
ハウスホールド製品	1,206	1,223	1.4%	2,375	2,420	1.9%
サニタリーほか製品	578	621	7.5%	1,136	1,190	4.7%
合　計	2,744	2,830	3.1%	5,390	5,530	2.6%

年間業績予想の主な前提要因

国内家庭用製品の売価ダウンの影響　▲1～0%程度

		損益への影響（億円）
TCR（トータルコストリダクション）	≒	+50
原材料価格上昇の影響	≒	▲60～▲70

予想為替レート

米ドル　＝　117円
ユーロ　＝　145円

花王

セグメント別営業利益予想

増　益
- 家庭用製品　米　州

横ばい
- 家庭用製品　アジア
- 工業用製品　日　本
- 工業用製品　米　州
- 工業用製品　欧　州

減　益
- 家庭用製品　日　本
- 家庭用製品　欧　州
- 化　粧　品
- 工業用製品　アジア

連結売上高/営業利益率
【年間】


売上高
(億円)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
営業利益率
8,390
8,652
9,026
9,368
9,712
12,200
1,117
1,149
1,197
1,213
1,201
1,170
13.3%
13.3%
13.3%
13.0%
12.4%
9.6%
01
02
03
04
05
06年度(予)
営業利益
(億円)
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
売上高
営業利益

花王

EBITDAの推移（連結）



（億円）
■ 営業利益
□ 減価償却費
2,500
2,000
1,500
1,000
500
0
1,702
1,732
1,778
1,781
1,808
2,060
[584]
[583]
[581]
[567]
[607]
890
1,117
1,149
1,197
1,213
1,201
1,170
01
02
03
04
05
06年度（予）

花王

ROE・ROAの推移（連結）



(%)
20
15
10
5
0
ROE
ROA
13.1
14.6
14.6
15.7
17.0
17.7
12.8
9.5
11.3
12.7
13.1
14.2
15.5
16.5
14.9
12.8
99
00
01
02
03
04
05
06年度（予）

ROA：経常利益÷総資産

花王

1株当たり当期純利益の推移（連結）



当期純利益
（億円）
1株当たり当期
純利益（円）
期中平均株式数（億株）
当期純利益
1株当たり当期純利益
900
800
700
600
500
400
300
200
100
0
200
180
160
140
120
100
80
60
40
20
0
521
594
602
624
653
721
711
680
83.5
96.7
100.4
108.1
119.1
131.2
130.6
124.8
6.2
6.1
6.0
5.8
5.5
5.5
5.4
5.4
99
00
01
02
03
04
05
06年度(予)

花王

1株当たり配当金の推移


(円)
50
40
30
20
10
0
7.10
7.10
8.87
9.09
10.00
10.50
11.50
12.50
14.00
15.00
16.00
20.00
24.00
26.00
30.00
32.00
38.00
50.00
52.00
88年度
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06(予)

(※)株式分割の影響を補正しています。

花王

資本的支出の推移(連結)



(億円)
2,500
2,000
1,500
1,000
500
0
■ 単体 □ 連結子会社
495
151
344
845
563
282
518
179
339
543
231
312
2,035
1,480
201
354
555
カネボウ化粧品
知的財産権
700
330
370
01
02
03
04
05
06年度(予)

(※)新規連結子会社買収に伴う支出は含みません。

花王

2006年度連結売上高/営業利益予想
【四半期／累計】



（億円）
営業利益2005
営業利益2006
売上2005
売上2006
12,200
9,712
7,460
6,025
4,830
2,838
2,331
268
241
630
584
1,052
1,201
1,170
第1四半期
上半期
年間

花王

業績予想(単体)

	04年度		※1 05年度		※1 06年度予想	
	億円	伸長率（%）	億円	伸長率（%）	億円	伸長率（%）
売上高	6,946	4.3	6,885	▲0.9	7,000	1.7
営業利益	980	▲0.4	905	▲7.6	760	▲16.1
対売上比（%）	(14.1)		(13.2)		(10.9)	
経常利益	1,045	▲0.8	1,001	▲4.2	830	▲17.1
対売上比（%）	(15.1)		(14.5)		(11.9)	
当期純利益	625	2.4	641	2.6	560	▲12.7
対売上比（%）	(9.0)		(9.3)		(8.0)	

1株当たり当期純利益	113.62	2.2	117.61	3.5	102.65	▲12.7
ROE	14.6%		14.1%		11.5%	
EBITDA（営業利益＋償却費）	1,384	▲0.5	1,317	▲4.9	1,300	▲1.3

(※1)カネボウ化粧品関連の知的財産権の償却費及び金融費用を含む。

花王

花王